UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K/A
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2018

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K/A is a resubmission of the Investor Day materials furnished on December 12, 2018 (accession number 0001370368-18-000055) with Appendix tables repeated behind one of the sets of slides and to correct two typographical errors.

CREDIT SUISSE GROUP AG Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com
Media release

Investor Day 2018

Credit Suisse continues to deliver on its strategy and to generate profitable growth
  On track to successfully complete three-year restructuring
  Confirms RoTE targets for 2019 and 2020
  For 2019, Board of Directors approves buyback of Credit Suisse Group AG ordinary shares of up to CHF 1.5 billion; anticipates buyback of at least CHF 1 billion, subject to market and economic conditions
  For 2020, we expect a similar share buyback programme
  Plans to increase ordinary dividend by at least 5% per annum from 2019 onwards
Zurich, December 12, 2018 – We will today update investors and analysts on the progress we have made as we near the completion of our three-year restructuring programme. We will highlight how we intend to continue to increase our returns beyond 2018, having successfully executed a deep and necessary restructuring.

Driving profitable, compliant growth and increasing returns

As our restructuring draws to a close, we have delivered on the strategic objectives we set ourselves three years ago. We have achieved profitable growth in our Wealth Management-related businesses1, significantly reduced our adjusted* operating cost base, beyond our target and sustainably lowered our break-even point. We have also right-sized and de-risked our Global Markets activities while maintaining delivery of high quality products and services to clients from that part of the business.

The adjusted* profits from our Core businesses2, are expected to be more than 20% higher in 2018 than they were in 2015, with a significantly reduced level of risk3, down 41% in 9M18 compared to 2015.

We have transformed and significantly strengthened our capital position and reallocated more capital to areas and regions of growth, such as our Wealth Management-related and Investment Banking & Capital Markets (IBCM) businesses. This has led to a significant shift in our business mix, while reducing overall capital consumption.

The successful implementation of our Wealth Management strategy has allowed us to continuously grow Wealth Management-related revenues since the third quarter of 2015. We have delivered CHF 1.4 billion of revenue growth across our three Wealth Management-related divisions, where revenue grew at a CAGR, over the period, of 16% for APAC Wealth Management & Connected (APAC WM&C), 6% for International Wealth Management (IWM) and 1% for our Swiss Universal Bank (SUB). IBCM has also delivered revenue growth (7% CAGR in US dollars), outpacing peers since 20154.

We have focused on growing the quality of our Wealth Management-related revenues by increasing our stable, more resilient net interest income and recurring revenue stream. Since 4Q15, we have consistently driven adjusted* returns on regulatory capital higher across these businesses.

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December 12, 2018 Page 2/11

At the same time we have transformed our cost base, allowing greater operational leverage across our key businesses. We will today confirm that for 2018, we expect the adjusted* operating cost base to be CHF16.9 billion, below our CHF 17 billion target, and that we expect to deliver CHF 4.3 billion in net savings since the end of 2015, surpassing the cumulative more than CHF 4.2 billion target we set three years ago.

We have also dealt effectively with our key legacy issues through the Strategic Resolution Unit (SRU), which we set up three years ago and which we today confirm will be closed on schedule at the end of the year.

We have made great strides in strengthening our risks, compliance framework and controls to ensure that the bank can focus on supporting and delivering high quality business worldwide. In parallel, we have driven improvements in our culture which have contributed to achieving the sustainable, compliant and profitable growth we have seen since 2016.

Our strategy to be a leading wealth manager with strong investment banking capabilities has proven to be the right one, as, since adopting the strategy in 2015, global wealth has continued to grow5, and global sales and trading revenue pools have continued to decline6. Following a balanced approach between mature and emerging markets in Wealth Management, focusing on Ultra-High Net Worth (UHNW) and entrepreneur clients, and serving both their private wealth and business financial needs with an integrated model, has driven significant revenue growth.

Longer term macro trends and current market environment

We are now well positioned to take advantage of a number of macro trends which we believe will remain supportive over the long term. We believe that global wealth will continue to grow, with UHNW and HNW being the most attractive segments in wealth management, particularly where entrepreneurs require an integrated approach, leveraging our full suite of investment banking solutions to meet their private wealth and business needs. Both emerging and mature markets have attractive growth dynamics, while industry-wide trading revenue pools continue to decline.

Given the current challenging market environment, we will also specifically address, today, how our businesses are positioned to withstand economic and other headwinds. We will use part of the Investor Day to highlight our resilience in a number of key areas, notably the impact of markets on our Assets under Management, Global Markets’ credit exposure, Global Markets’ revenue prospects, and credit risk in our loan book, as well as the strengthening of our compliance and risk frameworks.

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December 12, 2018 Page 3/11

Delivering value to our shareholders post-restructuring

The actions we have taken and the progress we have made over the last three years position us well to continue to profitably grow our Wealth Management-related businesses, driving Group returns and shareholder value higher, while strengthening our resilience in a challenging market environment.

Group Return on Tangible Equity target 10-11% in 2019 11-12% in 2020 12%+ beyond 2020	Share buyback programme Up to CHF 1.5bn approved with at least CHF 1bn expected in 2019; expecting a similar programme in 2020

  Intention to distribute at least 50% of net income for 2019 and 2020
  For 2019, the Board of Directors of Credit Suisse Group AG has approved a buyback of Credit Suisse Group AG ordinary shares of up to CHF 1.5 billion
  We anticipate a share buyback of at least CHF 1 billion in 2019, subject to market and economic conditions
  For 2020, we expect a similar share buyback programme7, subject to approval by the Board of Directors
  In addition, we expect to generate a sustainable ordinary dividend for shareholders, and to increase the ordinary dividend by at least 5% per annum; the Board of Directors will propose to shareholders at the Annual General Meeting on April 26, 2019 the amount of the dividend per share for distribution for the financial year 2018
Tidjane Thiam, CEO of Credit Suisse Group AG, said:

“The actions taken during the restructuring mean that the bank is now more resilient in the face of market turbulence. Those actions included dealing with legacy issues, reallocating capital towards our more stable, capital efficient and profitable Wealth Management businesses, and away from our more volatile Markets activities. In parallel, we have strengthened the bank’s capital position, reduced our risks, and invested in strengthening our regulatory and compliance functions.

Throughout the restructuring we have been able to generate both significant revenue growth and significant cost savings, achieving positive operating leverage. We expect our adjusted* profits for our Core businesses this year to be more than 20% above our 2015 profits, with 41% less risk3. We are confident that going forward, growth in Wealth Management, primarily through more stable revenue sources of net interest income and recurring fees, will allow us to continue to drive Group returns higher.

As a result of known actions that are under our control, we expect to achieve at least a 10% RoTE in 2019.

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December 12, 2018 Page 4/11

We expect that in 2019 our shareholders will start to see the benefits of the restructuring through the return of capital announced today and growing tangible book value per share.”

Full year 2018 estimates

The following is a list of performance indicators and our estimates for year-end 2018:

  Reported pre-tax income between CHF 3.2 – 3.4 billion
  Adjusted* operating cost base of CHF 16.9 billion; CHF 4.3 billion in net savings since the end of 2015
  Strategic Resolution Unit achieved capital targets ahead of plan; since 3Q15, we expect to have:
  Released USD 5.8 billion of allocated capital8
  Reduced leverage exposure by 84%
  Reduced RWA (excluding operational risk9) by 86%
  SRU to be closed at end-2018; adjusted* pre-tax loss of SRU approximately USD 1.3 billion
  APAC Markets net revenues approximately 8-10% lower than prior year
  Return on tangible equity expected to be approximately 6%

Outlook

At our third quarter results on November 1, we said that despite continued geopolitical tensions surrounding global trade and the potential impact of central bank monetary policy changes, we believe the outlook for global economic growth over the long term remains positive, albeit at a lower level.  We believe we are well positioned to continue to capitalize in the long term on the opportunities created by the growth in global wealth.

Persistent challenging market conditions have not changed our positive long-term outlook; however we are mindful of the short term headwinds. Many of the actions that we have taken over the past three years - dealing with our legacy issues, lowering our break-even point, strengthening our capital position and significantly reducing our risk - were aimed at increasing our resilience in adverse conditions. Therefore, as we move into 2019, despite global geopolitical and macro-economic uncertainties, we believe we remain well positioned.

Ends

Contact
Adam Gishen, Investor Relations
Tel: +41 44 333 71 49
investor.relations@credit-suisse.com

James Quinn, Corporate Communications
Tel : +41 844 33 88 44
media.relations@credit-suisse.com

The Investor Day media release and all presentation slides will be available to download from 07:00 CET at: https://www.credit-suisse.com/investorday.

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December 12, 2018 Page 5/11

Note: As indicated, many of our references to estimates, ambitions, objectives and targets for revenues, operating expenses, operating cost base, pre-tax income and return on regulatory capital are on an adjusted* basis. These adjusted* numbers, return on tangible equity and tangible book value per share are non-GAAP financial measures. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Adjusted* results exclude goodwill impairment, major litigation charges, real estate gains and other revenue and expense items included in our reported results, which are unavailable on a prospective basis. Tangible equity excludes goodwill and other intangible assets from shareholders’ equity, all of which are unavailable on a prospective basis. Tangible book value per share excludes the impact of any dividends paid during the performance period, share buybacks, own credit movements, foreign exchange rate movements and pension-related impacts, all of which are unavailable on a prospective basis.

Webcast details

Date	Wednesday, December 12, 2018
Time	08:30 GMT / 09:30 CET
Webcast	Audio webcast online at: https://www.credit-suisse.com/investorday
Telephone	Switzerland: +41 445 807 121 Europe: +44 2071 928 522 US: +1 917 677 75 38 Conference passcode: 1504800 #
Note
Due to the large volume of callers expected we strongly recommend that you dial in approximately 20 minutes before the start of the presentation.

Please enter the Direct Event Passcode when prompted. You will be joined automatically to the conference.

Due to regional restrictions some participants may receive operator assistance when joining this conference call and will not be automatically connected.

Documents	All documentation will be available on https://www.credit-suisse.com/investorday
Playbacks	A replay of the telephone conference will be available approximately four hours after the event.

Media Release
December 12, 2018 Page 6/11

The results of Credit Suisse Group comprise the results of our six reporting segments, including the Strategic Resolution Unit, and the Corporate Center. Core results exclude revenues and expenses from our Strategic Resolution Unit.

As we move ahead with the implementation of our strategy, it is important to measure the progress achieved by our underlying business performance in a consistent manner. To achieve this, we will focus our analyses on adjusted results.

Adjusted results referred to in this Media Release are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for the purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. We will report quarterly on the same adjusted* basis for the Group, Core and divisional results until end-2018 to allow investors to monitor our progress in implementing our strategy, given the material restructuring charges we are likely to incur and other items which are not reflective of our underlying performance but are to be borne in the interim period.

Abbreviations
APAC – Asia Pacific; CEO – Chief Executive Officer; CET1 – Common Equity Tier 1; ECM – Equity Capital Markets; EMEA – Europe, the Middle East and Africa; GM – Global Markets; IBCM – Investment Banking & Capital Markets; ITS – International Trading Services; IWM – International Wealth Management; M&A – Mergers and Acquisitions; RWA – Risk Weighted Assets; SRU – Strategic Resolution Unit; SUB – Swiss Universal Bank; UHNWI – Ultra-High-Net-Worth Individual; WM&C – Wealth Management & Connected

Footnotes
1 This includes wealth management activities across Swiss Universal Bank (SUB), International Wealth Management (IWM) and APAC Wealth Management & Connected (APAC WM&C)
2 This includes our five operating divisions and the Corporate Center
3 9M18 Trading book average one-day, 98% risk management VaR in CHF compared to 2015
4 Source: Peer financial reports and filings. Underwriting and advisory revenue growth since 2015 based on LTM 9M18 reported revenues compared to FY15
5 Source: McKinsey Wealth Pools 2018. Excludes life and pension assets
6 Source: Coalition as of November 14, 2018; Total Industry Revenue Pools according to Credit Suisse’s Global Markets taxonomy
7 Subject to market and economic conditions; the level of the share buyback for 2020 will be set in light of our capital plans and subject to prevailing market conditions but is expected to be in line with our intention to distribute at least 50% of net income
8 Allocated capital calculated as 3.5% of leverage exposure
9 Excludes Operational Risk RWA of USD 20 billion in each of 3Q15, 3Q16 and 3Q17 and USD 11 billion in 3Q18

Media Release
December 12, 2018 Page 7/11

Important information about this Media Release
Information referenced in this Media Release, whether via website links or otherwise, is not incorporated into this Media Release.

Our cost savings programme, until the end of 2018, is measured using an adjusted operating cost base at constant 2015 FX rates. “Adjusted operating cost base at constant FX rates” includes adjustments as made in all our disclosures for restructuring expenses, major litigation expenses, expenses related to business sales and a goodwill impairment taken in 4Q15 as well as adjustments for debit valuation adjustments (DVA) related volatility, FX and for certain accounting changes (which had not been in place at the launch of the cost savings programme). Adjustments for certain accounting changes have been restated to reflect grossed up expenses in the Corporate Center and, starting in 1Q18, also include adjustments for changes from ASU 2014-09 “Revenue from Contracts with Customers”, which is described further in our 1Q18, 2Q18 and 3Q18 Financial Reports. Adjustments for FX apply unweighted currency exchange rates, i.e., a straight line average of monthly rates, consistently for the periods under review. Starting from 1Q19, we intend to express our operating cost base at constant 2018 FX rates and to adjust for significant litigation costs, expenses related to business and real estate sales, as well as DVA related volatility, but not for restructuring expenses and certain accounting changes. Adjustments for FX will continue to apply unweighted currency exchange rates.

Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using (adjusted) income / (loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

Return on tangible equity attributable to shareholders, a non-GAAP financial measure, is based on tangible equity attributable to shareholders, which is calculated by deducting goodwill and other intangible assets from total equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Tangible book value per share, a non-GAAP financial measure, excludes the impact of any dividends paid during the performance period, share buybacks, own credit movements, foreign exchange rate movements and pension-related impacts.

We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.

In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic

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December 12, 2018 Page 8/11

conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals.

In preparing this media release, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this media release may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.

As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA (FINMA). Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this media release.

Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The look-through tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by period end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.

Margin calculations for APAC are aligned with the performance metrics of the Private Banking business and its related assets under management within the WM&C business in APAC. Assets under management and net new assets for APAC relate to the Private Banking business within the Wealth Management & Connected business.

Gross margin is calculated by dividing net revenues by average assets under management. Net margin is calculated by dividing income before taxes by average assets under management. Adjusted margins are calculated using adjusted results, applying the same methodology to calculate gross and net margin.

Mandate penetration reflects advisory and discretionary mandates volumes as a percentage of assets under management, excluding those from the external asset manager business.

References to Wealth Management mean SUB PC, IWM PB and APAC PB within WM&C or their combined results. References to Wealth Management-related mean SUB, IWM and APAC WM&C or their combined results.

References to global advisory and underwriting include global revenues from advisory, debt and equity underwriting generated across all divisions before cross-divisional revenue sharing agreements.

Generic references to profit and costs in this media release refer to pre-tax income and operating expenses, respectively.

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December 12, 2018 Page 9/11

Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We intend to also use our Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts is not a part of this Media Release.

In various tables, use of “–” indicates not meaningful or not applicable.

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December 12, 2018 Page 10/11

Cautionary statement regarding forward-looking information

This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
  our plans, objectives, ambitions, targets or goals;
  our future economic performance or prospects;
  the potential effect on our future performance of certain contingencies; and
  assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, ambitions, targets, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
  the ability to maintain sufficient liquidity and access capital markets;
  market volatility and interest rate fluctuations and developments affecting interest rate levels;
  the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2018 and beyond;
  the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
  adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
  the ability to achieve our strategic goals, including those related to cost efficiency, income/(loss) before taxes, capital ratios and return on regulatory capital, leverage exposure threshold, risk-weighted assets threshold, return on tangible equity and other targets, objectives and ambitions;
  the ability of counterparties to meet their obligations to us;
  the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
  political and social developments, including war, civil unrest or terrorist activity;
  the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
  operational factors such as systems failure, human error, or the failure to implement procedures properly;
  the risk of cyber attacks on our business or operations;
  actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
  the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
  the potential effects of proposed changes in our legal entity structure;
  competition or changes in our competitive position in geographic and business areas in which we conduct our operations;

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  the ability to retain and recruit qualified personnel;
  the ability to maintain our reputation and promote our brand;
  the ability to increase market share and control expenses;
  technological changes;
  the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
  acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
  the adverse resolution of litigation, regulatory proceedings and other contingencies; and
  other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2017.

 Tidjane Thiam, Chief Executive OfficerDecember 12, 2018  Credit Suisse Investor Day 2018

 Disclaimer  2  December 12, 2018  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Cautionary statement regarding forward-looking statementsThis presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 and in the “Cautionary statement regarding forward-looking information" in our media release relating to Investor Day, published on December 12, 2018 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information. Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in this presentation in the Appendix, which is available on our website at www.credit-suisse.com. Many of our references to estimates, ambitions, objectives and targets for revenues, operating expenses, operating cost base, pre-tax income and return on regulatory capital are on an adjusted basis as well. These adjusted numbers, return on tangible equity and tangible book value per share are non-GAAP financial measures. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measure is unavailable without unreasonable efforts. Adjusted results exclude goodwill impairment, major litigation charges, real estate gains and other revenue and expense items included in our reported results, which are unavailable on a prospective basis. Tangible equity excludes goodwill and other intangible assets from shareholders’ equity, all of which are unavailable on a prospective basis. Tangible book value per share excludes the impact of any dividends paid during the performance period, share buybacks, own credit movements, foreign exchange rate movements and pension-related impacts, all of which are unavailable on a prospective basis.Statement regarding capital, liquidity and leverageAs of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The look-through tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.SourcesCertain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

 3  December 12, 2018  Program of the day  Investor Day 2018    General overview  Webcast  8:30 am  45 min  Tidjane Thiam  Coffee break  10:45 am  30 min  Lunch break  12:30 pm  60 min  Growth in Wealth Management  Webcast  9:45 am  60 min  Thomas Gottstein, Iqbal Khan,Helman Sitohang  Break-out sessions (rounds 2 & 3)  1:30 pm  Leveraging capabilities for Wealth Management  Thomas Gottstein, Iqbal Khan, Brian Chin  David Mathers, Jim Amine  Managing our business through the cycle  Pierre-Olivier Bouée, Lara Warner  Utilising technology  Key financials  Webcast  9:15 am  30 min  David Mathers  Q&A & wrap-up  Webcast  4:00 pm  Break-out sessions (round 1)  11:15 am  75 min  75 min each

 The macro trends  2  Sustainable and profitable growth  1  Agenda  4  December 12, 2018                      2018 and beyond  3

 5  December 12, 2018  In 2015 we defined a clear strategy for Credit Suisse    A leading Wealth Manager…  Following a balanced approach between Mature and Emerging Markets in Wealth Management…  …with strong Investment Banking capabilities  …focusing on UHNW and entrepreneur clients…  …serving both our clients’ private wealth and business financial needs

 6  December 12, 2018  Global wealth has nearly doubled over the last 10 years  Personal financial assetsof the wealthy (USD >1 mn)1in USD tn  +6%  CAGR2017-2022E  CAGR+6%  CAGR+6%      1 Source: McKinsey Wealth Pools 2018. Excludes life and pension assets

   7  December 12, 2018  Sales and trading industry revenue pools have steadily declined since 2012 and continue to stagnate  Sales and trading industry revenue pools1in USD bn  1 Source: Coalition as of November 14, 2018; Total industry revenue pools according to Credit Suisse’s Global Markets taxonomy  -18%  -4%    -7%  -3%  Macro  Credit  Equities  131  119  112  114  114  107  107  +2%  CAGR2012-2018E

 8  December 12, 2018  Our strategy required that we change the balance between our Wealth Management and Markets activities  252  1 Excluding Corporate Center RWA of CHF 18 bn and SRU Op Risk RWA of USD 19 bn 2 Including Global Markets, APAC Markets and SRU. SRU excluding Op Risk RWA of USD 19 bn  RWA contribution1in CHF bn  Strategic actions  SUB, IWM, APAC WM&C and IBCM  Superior growthCapital efficientHigh return on capital  Focus on UHNW and entrepreneursIncrease collaboration with IBCM and GMAllocate more capitalImprove quality of earnings by pivotingtowards more stable and recurring fees  Marketsactivities2  High and rising capital needsVolatile revenuesHigh fixed costsOvercapacity  Create and wind-down SRURight-size and de-risk GM activitiesReduce fixed cost baseFollow a “value-over-volume” approach

 We rebalanced the allocation of capital towards our Wealth Management and IBCM businesses…  9  December 12, 2018  RWA development3Q18 vs. 20151in CHF bn  1 Excl. Corporate Center RWA of CHF 18 bn in 2015 and CHF 30 bn in 3Q18 2 Incl. Global Markets, APAC Markets and SRU. SRU excl. Op Risk RWA of USD 19 bn in 2015 and USD 11 bn in 3Q18  SUB, IWM, APAC WM&C and IBCM  Marketsactivities2  Net RWA change

 …leading to a significant shift in our business mix whilst reducing overall capital consumption  10  December 12, 2018  RWA contribution1in CHF bn      SUB, IWM,APAC WM&Cand IBCM  Marketsactivities2  252  228  231  236  Before  Now  1 Excludes Corporate Center RWA of CHF 18 bn in 2015, CHF 17 bn in 2016, CHF 24 bn in 2017 and CHF 30 bn in 3Q18, excludes SRU Op Risk RWA of USD 19 bn in 2015 and 2016, USD 20 bn in 2017 and USD 11 bn in 3Q18 2 Includes Global Markets, APAC Markets and SRU. SRU excludes Op Risk RWA as per footnote 1

 Our value-over-volume approach with higher profits has proven successful…  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Percentages refer to contribution to Core adjusted pre-tax income excluding Corporate Center 2 Includes Global Markets and APAC Markets 3 Excludes Swisscard pre-tax income of CHF 25 mn in 1H15 4 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates  11  December 12, 2018      4.3  5.2-5.4  4.6  3.6  SUB3, IWM,APAC WM&Cand IBCM  Marketsactivities2  Before  Now  Corp. Center  4  Core adjustedPTI contribution1in CHF bn  CAGR2015-18E4  ~7%    ~20%

 12  December 12, 2018  …whilst we have simultaneously strengthened our capital position and reduced risk  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix1 Trading book average one-day, 98% risk management VaR in CHF mn    2015  9M18 vs. 2015  10.0%  +3.2 pp.  11.4%  +150 bps+370 bps pre-4Q15 capital raise    49  -41%    9M18  13.2%  12.9%  29  Core adj. RoRC†  CET1 ratio  Value-at-Risk1  2015pre-4Q15 capital raise  ~9.2%  Group selectedkey financial metrics

 13  December 12, 2018  We focused on growing our higher quality Wealth Management revenues, accepting a degree of attrition in our Markets revenues  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Excludes Corporate Center net revenues of CHF 314 mn in 9M15, CHF 139 mn in 9M16, CHF 63 mn in 9M17 and CHF 16 mn in 9M18 2 Includes Global Markets and APAC Markets 3 Excludes Swisscard net revenues of CHF 148 mn in 1H15  Adjusted net revenues excl. Corporate Center1in CHF bn  14.7  18.1  15.6  16.0  3  14.7  18.1  15.6  16.0  3  Marketsactivities2  SRU              +5%  14.7  18.1  15.6  16.0  3  CAGR9M18 vs. 9M15  SUB3, IWM, APAC WM&C and IBCM              14.7  18.1  15.6  16.0  3  SUB3, IWM, APAC WM&C and IBCM  Marketsactivities2  SRU    +5%  CAGR9M15-9M18

 Wealth Management-related adjusted revenues in 9M18 up by CHF 1.3 bn over the last three years  SUB2  IWM  APAC WM&C  CAGR9M15-9M18  +1%  +6%    Wealth Management-related1adjusted net revenuesin CHF bn  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Relating to SUB, IWM and APAC WM&C 2 Excludes Swisscard net revenues of CHF 148 mn in 1H15  +1.3 bn  9.9  9.5  8.6  8.8  +5%  +16%  14  December 12, 2018

 15  December 12, 2018  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Relating to SUB, IWM and APAC WM&C 2 Excludes Swisscard net revenues of CHF 148 mn, operating expenses of CHF 123 mn and pre-tax income of CHF 25 mn in 1H15  Wealth Management-related businesses1 adjusted resultsin CHF bn   +5%  CAGR9M15-9M18    -0.2%          We delivered positive operating leverage in Wealth Management  2

 16  December 12, 2018  Our IBCM franchise used to lag the market in revenue growth prior to 2015…  As per 2015 Investor Day

 17  December 12, 2018  …but has outpaced peers since 2015      Market growth    -18%  1 Source: Peer financial reports and filings. Underwriting and advisory revenue growth since 2015 based on LTM 9M18 reported revenues compared to 2015  Global underwriting and advisory revenue growth since 2015 Investor Day1LTM 9M18 vs. 2015, in USD terms

 18  December 12, 2018  In our Wealth Management and IBCM businesses, we have consistently driven returns higher since 2015…  +9 pp.  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix  SUB, IWM, APAC WM&C and IBCM adjusted return on regulatory capital†rolling 4 quarters, in CHF terms

 19  December 12, 2018  …and the improving performance of our core franchise is becoming more visible as the SRU drag reduces…  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix  2.9  3.7  4.3  9M18 vs. 9M16  +50%  +654%  -60%  Core  SRU drag  Group  Adjustedpre-tax incomein CHF bn

 …with the profit momentum expected to be maintained in 2018  20  December 12, 2018  Credit Suisse Groupreported pre-tax incomein CHF bn  1 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates  1  +5.6-5.8 bn

 The macro trends  2  Sustainable and profitable growth  1  Agenda  21  December 12, 2018                      2018 and beyond  3

   22  December 12, 2018  Our fundamental assumptions  Switzerlandattractive banking market  Global wealthwill continue to grow  Sales and trading revenue pools continue to stagnate or decline  IBCM and Global Marketskey to UHNW and entrepreneurs  UHNWattractive segment inWealth Management  Technologyessential for success  Emerging and Mature Marketsattractive growth dynamics  Compliance and controlscore to our approach

 1 Credit Suisse Wealth Report 2018 2 McKinsey Wealth Pools 2018 3 IMF as of October 2018 4 Bloomberg as of December 7, 2018 5 United Nations conference on trade and development as of December 2018  23  December 12, 2018  Switzerland is one of the most attractive banking markets…    Strong currency  Highest averagewealth per capitaAverage wealth per adult of USD 530 k  Highest density of affluent clients50% of adults with wealthexceeding USD ~250 k  Second largest domestic onshore PB revenue pool  12th largest banking market globally   Debt-to-GDP ratio of 42%  Headquarters threeof the four largest European companies  Largest offshore booking center  1  1  2  2  2  3  4  Vibrant entrepreneur population   Globally connected economyForeign Direct Investmentsof 186% of GDP, among highest globally  Home to fifth largest UHNW population  1  5

 24  December 12, 2018  …and one of the best managed economies globally  Highest wealthAverage wealth per adult in USD, 20181    Lowest debt levelsGovernment gross debt as % of GDP, 20172    Lowest unemploymentas % of labor force, 20172    Lowest inflationConsumer prices, CAGR 2000-20172    1 Source: Credit Suisse Wealth Report 2018 2 Source: IMF as of October 2018  530 k  404 k  145 k  83%  4.4%  0.4%  2.1%  2.0%  #1  42%  105%  9.1%  3.2%  #1  #1  #1

 25  December 12, 2018  Global wealth has nearly doubled over the last 10 years…  Personal financial assetsof the wealthy (USD >1 mn)1in USD tn  +6%  CAGR2017-2022E  CAGR+6%  CAGR+6%      1 Source: McKinsey Wealth Pools 2018. Excludes life and pension assets

 26  December 12, 2018  …with contribution from both Mature and Emerging Markets  1.4x  Mature Markets  Emerging Markets  2.8x  8%  CAGR2017-2022E  5%  CAGR2017-2022E  Personal financial assetsof the wealthy (USD >1 mn)1in USD tn  1 Source: McKinsey Wealth Pools 2018. Excludes life and pension assets

     27  December 12, 2018  UHNW and HNW segments are both growing and highly profitable  ~10-15%  >15%  Wealth pool12017, in USD tn  Typical returns2 in %  >30%  GrowthCAGR 2017-2022E  6%  6%  7%  1 Source: Credit Suisse analysis based on McKinsey Wealth Pools 2018 2 Source: Boston Consulting Group; relates to Return on Risk Adjusted Capital  UHNW(USD >50 mn)  HNW(USD 3-50 mn)  Affluent(USD 1-3 mn)

 28  December 12, 2018  In Wealth Management, we have attracted CHF 100 bn of net new assets since 2015…  Wealth Management1 NNAin CHF bn  1 Relating to SUB PC, IWM PB and APAC PB within WM&C

 …benefiting from our focus on growing our UHNW franchise…  29  Share of Wealth Management1 NNAin CHF bn  1 Relating to SUB PC, IWM PB and APAC PB within WM&C  December 12, 2018  UHNW  Non-UHNW  20.3  33.8  +19%  CAGR9M15-9M18

 30  December 12, 2018  …achieving record Assets under Management  +173 bn  1 Relating to SUB PC, IWM PB and APAC PB within WM&C  Wealth Management1 AuMin CHF bn  +9%          CAGR9M15-9M18

 31  December 12, 2018  The importance of IBCM and Global Markets capabilities for ourUHNW and entrepreneur clients – APAC example  UHNW and entrepreneur needs  Protect wealthand grow business  Accelerate growth and monetize investments  Access capital markets  Tailored financing and investmentsStructured risk management solutions  Access to global capital marketsAbility to syndicate and distribute riskInstitutional-quality content andbest-in-class execution  Cross-border M&AGrowth and financing capabilities  Grow wealth  Wealth structuring & planningInvestment solutionsFamily office and next generation  APAC wealth-linked clients – illustrative revenues1  PrivateBanking  Advisory, underwriting and financing  Institutional content, execution and investment products in Markets    1 Based on internal management estimates from 2016 to 9M18 in USD terms  IBCM and GM capabilities

   32  December 12, 2018  Sales and trading industry revenue pools have steadily declined since 2012 and continue to stagnate  Sales and trading industry revenue pools1in USD bn  1 Source: Coalition as of November 14, 2018; Total industry revenue pools according to Credit Suisse’s Global Markets taxonomy  -18%  -4%    -7%  -3%  Macro  Credit  Equities  131  119  112  114  114  107  107  +2%  CAGR2012-2018E

 33  December 12, 2018  Technology is essential for our success  As per carousel session “Utilising technology”  Selected performance improvement highlights  1,300  -33%  +40%  Applications decommissioned1  Less change-related incidents2  Increase in number of changes per CtB million spend3  1 Since 2015, corresponding to a reduction of 37% 2 2016-2018 3 In CHF, 2016-2018

 34  December 12, 2018  Our strategy is working    A leading Wealth Manager…  Following a balanced approach between Mature and Emerging Markets in Wealth Management…  …with strong Investment Banking capabilities  …focusing on UHNW and entrepreneur clients…  …serving both our clients’ private wealth and business financial needs

 35  December 12, 2018  Today’s presentations will address recent market concerns  Strong asset gathering capabilities and broad stable relationships even in periods of market dislocation  Global Markets credit exposure  Impact of markets on AuM  Global Markets revenue challenge  Credit risk in loan book  Strict capital and risk disciplineSignificantly lower inventory across Credit franchise1Positive Fixed Income revenues in every quarter since 4Q 20082  Structural tailwinds (e.g., funding benefits)Increased collaboration with Wealth Management (e.g., ITS)Reinvigorated Equities platform with positive momentum in Equity Derivatives  Conservative approach to risk – originate and distribute model with high-level of syndicationHistorically low loan loss provisions - ~10 bps avg. annual loss rate3 through the cycle  Market concerns  Credit Suisse model  1 Since end-2015 2 Includes trading and underwriting revenues. Based on financial information as reported in each respective quarter 3 From 2003 to 2017 for mortgages, from 2006 to 2017 for aviation finance, from 2001 to 2017 for export finance and from 2002 to 2017 for ship finance and Lombard lending  Compliance and control issues  Dedicated compliance function since 2015Upgraded our compliance and control frameworks and strengthened our risk function

       36  December 12, 2018  Our client franchises have proven robust in periods of market dislocation as our AuM have proven ‘sticky’  1 Source: Bloomberg as of December 7, 2018 2 Equities: peak-to-trough from July 2011 to June 2012. Credit Suisse from 2Q11 to 2Q12, relating to Wealth Management Clients 3 Equities: peak-to-trough from April 2015 to February 2016. Credit Suisse from 1Q15 to 1Q16, relating to SUB PC, IWM PB, APAC PB within WM&C 4 Equities: peak-to-trough from January 2018 to November 2018. Credit Suisse from 4Q17 to 3Q18, relating to SUB PC, IWM PB, APAC PB within WM&C  European debt crisis  2015-16market dislocation  2  3  ‘16  ‘17  2Q11  2018  ‘15  ‘14  ‘13  ‘12  2018market sell-off  4  +4%  No quarter with net outflows  Credit SuisseWealth Mgmt AuM growthindexed to 100%  +2%  One quarter with net outflows  No quarter with netoutflows  -7%          -15%  Correction inMSCI World index1  -13%  -19%  Fixed Income  Credit risk  GM revenues  Compliance  Wealth Mgmt

 1 Relating to SUB, IWM and APAC PB within WM&C 2 Relating to 3Q18 vs. 3Q15 3 McKinsey private banking survey 2017; reflects the share of structured products and retail products as a percentage of PB clients AuM. 9M18 represents CS internal view leveraging McKinsey methodology 4 Includes Structured Products, FX, Execution, Lending, Cross Divisional Collaboration and other  Stable and recurring  37  December 12, 2018  We are growing our more stable and recurring revenue streams that are more under our control  Wealth Management1revenue drivers  Net interest income  Recurring commissionsand fees  Transaction- and performance based revenues  Mandate volume up ~50%2Mandate penetration up 4 pp.2  UHNW credit volume up ~40%2Lombard lending up ~30%2  Structured Product penetration 3.6% in 9M18, up 70 bps YoY3ITS collaboration revenues up 1.8x in 9M18 vs. 9M164  Example levers  Fixed Income  Credit risk  GM revenues  Compliance  Wealth Mgmt

   38  December 12, 2018  Our stable and high-quality NII and recurring revenues stream have grown strongly…  SUB, IWM and APAC PB1 net interest income and recurring commissions and feesin CHF mn  +/- 2%2  3Q16  3Q17  3Q15  3Q18    Cumulative incremental revenues since 3Q15CHF 3.3 bn  1 APAC PB within WM&C 2 Standard deviation of the regression residuals over the mean  Fixed Income  Credit risk  GM revenues  Compliance  Wealth Mgmt

   39  December 12, 2018  …while recognising transaction revenues are inherently more volatile; our offering adapts quickly to client needs  +/- 9%2  1,000  SUB, IWM and APAC PB1 transaction- and performance-based revenues in CHF mn  1 APAC PB within WM&C 2 Standard deviation of the regression residuals over the mean  3Q16  3Q17  3Q15  3Q18  Fixed Income  Credit risk  GM revenues  Compliance  Wealth Mgmt

 40  December 12, 2018  Net interest income  Recurring commissions& fees  Transaction- & performance-based  1 APAC PB within WM&C 2 Totals include other revenues of CHF -10 mn in 9M15 and CHF -3 mn in 9M18 3 Excludes Swisscard net revenues of CHF 148 mn in 1H15  +1.1 bn  8,364  SUB, IWM and APAC PB1net revenues2in CHF mn  9,457      69%  74%  +366  +791  -71  Abs. change  3  Through this focus on NII and recurring fees we have improved the quality and resilience of our earnings  9M18 vs. 9M15  CAGR  +4%  +8%  -1%  Fixed Income  Credit risk  GM revenues  Compliance  Wealth Mgmt

 41  December 12, 2018  Our Fixed Income business has improved the quality of earnings with resilience through the cycle…  As per carousel session “Managing our business through the cycle”  Fixed Income  Credit risk  GM revenues  Compliance  Wealth Mgmt    Securitized Products    Leveraged Finance

 42  December 12, 2018  …and we maintain robust underwriting standards in Leveraged Finance and monitor market trends to minimise risks  Fixed Income  Credit risk  GM revenues  Compliance  Wealth Mgmt  1 Reflects peak Non-Investment Grade notional exposure for Leveraged Finance Capital Markets 2 Weighted average remaining flex of loan and bridge commitments 3 Reflects weighted average days to de-risk by size of financing, for loan and bridge commitments at signing 4 Net market value  Flex Rate Cushion2in bps  Underwriting Duration3  Underwriting Exposure1  -80%  +130%  -58%  Leveraged Finance Trading Inventory4  -59%

 43  December 12, 2018  We expect to improve profits in Global Markets, benefiting fromour success in Wealth Management and known actions…  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Estimates based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results may differ from any estimates 2 Refers to gross revenues    Global Markets adjusted PTIin USD mn   1  Funding benefit of ~USD 300 mn1 in 2019  Equities and ITS collaboration revenue opportunities ofUSD 300-400 mn1,2 by 2020  Knownactions  Increased collaborationwith Wealth Management  Improving Equities        Lower funding costs  Improve internalization of flow and execution businessIncrease Structured Products penetration  Reinvigorated Equities platform with positive momentum in Equity Derivatives    Incremental upside   Cost discipline    Ongoing focus on delivering positive operating leverage  Continued 2-3% productivity improvement, ~USD 100 mn1 in 2019  Fixed Income  Credit risk  GM revenues  Compliance  Wealth Mgmt

   International Trading Solutions    44  December 12, 2018  …including driving revenues higher through Equities and ITS  Fixed Income  Credit risk  GM revenues  Compliance  Wealth Mgmt  As per carousel session “Leveraging capabilities for Wealth Management”    GM product capabilities – Equities

   45  December 12, 2018  In Wealth Management we take a conservative approach to lending and have experienced low loan losses over time  Credit Suisse Lombard loan losses over timein bps  1 From 2003 to 2017 for mortgages, from 2006 to 2017 for aviation finance, from 2001 to 2017 for export finance and from 2002 to 2017 for ship finance and Lombard lending 2 Transaction rating as per the internal rating system 3 Source: McKinsey  Experienced a ~10 bps avg. annual loss rate1 through the cycle across all our lending portfolios>90% investment grade and regionally diversified credit exposure2Loan portfolio ~85% on a secured basis  Credit Suisse Wealth Managementloan portfolio characteristics    Fixed Income  Credit risk  GM revenues  Compliance  Wealth Mgmt  Industry average loan portfolio loss provisions 35-50 bps3    Typical industry loan portfolio loss rates 35-50 bps3

     2016  2017  2018                                                  We have invested significantly to upgrade our Compliance and Control frameworks        Headcount increased by 42%  Invested in Compliancetalent and stature  Multiple legacy reviews of over 30,000 clients finalized for financial crime & tax  Completed significant legacy reviews of high risk clients  Over 10,000 control issues and improvements closed across all Bank-wide risks  Enhanced controls to achieve & exceed industry standards  From 0% strategic investments up to 47%   From 12 legacy platforms down to 1 strategic platform  Shifted investments in technology to enable industry -leading tools & capabilities  Single Client View covering 99% of Wealth Management clients  Trader Holistic Surveillance covering all traders globally  RM Holistic Surveillance covering ~80% of RMs   Rolled out industry-leading tools bank-wide  CCRO costs reduced by 12%  Delivered positive jaws  46  December 12, 2018  Client Holistic Surveillance pilot in CH  Fixed Income  Credit risk  GM revenues  Compliance  Wealth Mgmt

 47  December 12, 2018  We have significantly de-risked and reduced Level 3 assets by more than 50%…  Group VaRtrading book average one-day, 98% risk management Value-at-Risk in CHF mn  -41%  Group Level 3 assetsin CHF bn  -55%

 …increased our resilience through the cycle by lowering our breakeven point…  48  December 12, 2018    Adjusted operating cost base at constant FX rates*in CHF bn  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix * See Appendix1 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates 2 As presented at the Investor Day on December 7, 2016              1  1  2

   49  December 12, 2018  …and substantially strengthened our capital base  CET1 capitalin CHF bn  +22%

 The macro trends  2  Sustainable and profitable growth  1  Agenda  50  December 12, 2018                      2018 and beyond  3

 51  December 12, 2018  SRU – capital targets achieved; division to be closed at end 2018  SRU RWA excl. Op Risk RWA1in USD bn   -2.3  -1.9  -3.0  ~ -1.3  Adjusted pre-tax loss in USD bn  2  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. SRU program will be economically completed by end-2018; beginning in 2019, the SRU will have ceased to exist as a separate division of the Group and the legacy portfolio remaining as of December 31, 2018 will be managed in an Asset Resolution Unit (ARU) separately disclosed within the Corporate Center 1 Excludes Op Risk RWA of USD 19 bn in 2015 and 2016, USD 20 bn in 2017 and USD ~11 bn in 2018E 2 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates  170  61  103  ~31  Leverage exposure in USD bn  2018 TargetUSD 11 bn1    ~ -1.4  40  2018Target

 52  December 12, 2018  SUB – positive operating leverage…  SUB adjusted results in CHF bn  -4%  +1%  CAGR9M15-9M18          Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Excluding Swisscard net revenues of CHF 148 mn and operating expenses of CHF 123 mn in 1H15  1

 53  December 12, 2018  …on track  SUB adjusted pre-tax incomein CHF bn   Adjusted RoRC†  13%  15%  14%  17-18%  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix1 Excluding Swisscard pre-tax income of CHF 25 mn in 1H15 2 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates  2018 TargetCHF 2.3 bn  2  1

 54  December 12, 2018  IWM – positive operating leverage…  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix  IWM adjusted results in CHF bn    +6%  CAGR9M15-9M18  +0.5%

 55  December 12, 2018  …on track  IWM adjusted pre-tax incomein CHF bn   22%  29%  23%  32-33%  Adjusted RoRC†  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix1 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates  1  2018 TargetCHF 1.8 bn

 56  December 12, 2018  APAC WM&C – positive operating leverage…  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix  APAC WM&Cadjusted results in CHF bn  +9%    CAGR9M15-9M18  +16%

 57  December 12, 2018  …on track  APAC WM&Cadjusted pre-tax incomein CHF bn   14%  30%  22%  23-26%  Adjusted RoRC†  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix1 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates  1  2018 TargetCHF 0.85 bn

 58  December 12, 2018  IBCM – positive operating leverage…  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Excludes impact of USD 49 mn increase in net revenues and operating expenses as a result of the US GAAP standard ASU 2014-09 “Revenue from Contracts with Customers” which became effective starting 1Q18  IBCM adjusted results in USD bn  +2%  +6%  CAGR9M15-9M18          1

 59  December 12, 2018  …on track  IBCM adjusted pre-tax incomein USD bn   5%  15%  12%  14-15%  Adjusted RoRC†  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix1 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates  1  2018 Target15-20% RoRC†

 We expect to deliver CHF 3.2-3.4 bn of reported Group PTI in 2018  60  December 12, 2018  1 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates   Credit Suisse Groupreported pre-tax incomein CHF bn  1  +5.6-5.8 bn

 61  December 12, 2018  Our engagement scores have improved during our restructuring  “I am proud to work at Credit Suisse”  1 Credit Suisse results based on the 2018 internal Conduct and Ethics Pulse Survey 2 Source: AON (independent provider of human resources solutions) as of 2018  “I would recommend Credit Suisse to family and friends as a place to work”  “I feel motivated to go above and beyond at work”  85%Industry average2    77%Industry average2    72%Industry average2

 We are delivering against the objectives of our restructuring program laid out at the end of 2015  62  December 12, 2018  2018 performanceselected metricsadjusted and estimated1unless otherwise specified  Note: Adjusted results are non-GAAP financial measures * Adjusted operating cost base at constant 2015 FX rates † See Appendix 1 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates 2 As of 9M183 Cumulative cost savings from 2016 to 2018E 4 Excl. Op Risk RWA of USD 11 bn 5 Since end-2015, as at September 17, 2018 6 Since 9M15. Seniority measured as senior titles (MDR, DIR)    PTI CHF 2.2-2.3 bn     SUB  PTI CHF 1.7-1.8 bn    IWM  PTI CHF 0.75-0.85 bn    APAC WM&C  RoRC† 14-15%    IBCM  PTI ~USD 450 mn    RWA USD 59 bn2 / LE USD 255 bn2  Global Markets    COMPLETED      Compliance headcount increased by 42%2,5   Single Client View covering 99% of Wealth Management clients2  Controls  Strengthened Risk function – increased seniority by ~40%2,6          Operating cost base* ~CHF 16.9 bn   Cost  Capital  Tier 1 leverage ratio 5.1%2  COMPLETED    Passed first public CCAR stress test in 2018  COMPLETED    SRU  RWA ex Op Risk USD ~8 bn4    COMPLETED  On track  PTI drag ~USD 1.3 bn    CET1 ratio 12.9%2  COMPLETED    Cumulative net cost savings* ~CHF 4.3 bn3    On track  On track  On track  On track  On track  On track

 63  December 12, 2018  We are well positioned to drive shareholder value beyond 2018  Wealth Management-focused strategy supported by strong secular trend in global wealth with growth above GDPDistinctive global client franchise with differentiated approach catering to UHNW and entrepreneursUnlocking full earnings potential with restructuring completed and benefiting from meaningful tailwindsResilience to withstand adverse impact of periods with market volatility

 64  December 12, 2018  3  4  2  1  Note: Illustrative path. RoTE (a non-GAAP financial measure) on a reported basis ‡ See Appendix1 Estimates based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 and 2019 may differ from any estimates2 Excludes restructuring and litigation expenses and lower funding costs 3 Includes impact from funding cost savings in the SRU 4 Includes Corporate Center (excluding funding cost savings and restructuring expenses) and litigation expenses  Return on tangible equity‡ development based on CHF  1  Known actions  Assumes flat year-on-year revenue development  Based on known actions, we expect to reach at least 10% return on tangible equity in 2019

 65  December 12, 2018  Beyond 2020, we target a 12%+ return on tangible equity  Return on tangible equity‡ development based on CHF  Note: RoTE (a non-GAAP financial measure) on a reported basis ‡ See Appendix   10-11%  11-12%  12%+

 66  December 12, 2018  We expect to distribute at least 50% of net income and any excess capital to shareholders  Investments primarily in Wealth Management and IBCM businesses1   1 Relating to SUB, IWM, APAC WM&C and IBCM 2 Includes RWA uplift from Basel III reforms and external methodology changes 3 2019-2020 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2019-2020 may differ from any estimates         Buffer for RWA uplift from regulatory changes2 and other contingencies  Capital distribution to shareholders primarily through share buybacksDistribution of a sustainable ordinary dividend – expected to increase by at least 5% p.a.  Minimum to be distributed to shareholders  ~ 9-10  3  Anticipated usage of Group net incomein CHF bn

 67  December 12, 2018  Returning capital to our shareholders and announcing a share buyback program  Our Board of Directors has approved a share buyback program of up to CHF 1.5 bnWe expect to buy back at least CHF 1.0 bn1  2019  2020  Dividend  We expect a similar share buyback program as in 20192  We expect to distribute a sustainable ordinary dividend in 2019 and 2020This is expected to increase by at least 5% p.a.  1 Subject to market and economic conditions 2 The level of the share buyback for 2020 will be set in light of our capital plans and subject to prevailing market conditions but is expected to be in line with our intention to distribute at least 50% of net income

 68  December 12, 2018  Delivering value to our shareholders   10-11% in 201911-12% in 202012%+ beyond 2020  Group RoTE‡ target  Share buyback programup to CHF 1.5 bn approved withat least CHF 1.0 bn expected in 20191and expecting a similar program in 20202  Note: RoTE (a non-GAAP financial measure) on a reported basis ‡ See Appendix1 Subject to market and economic conditions 2 The level of the share buyback for 2020 will be set in light of our capital plans and subject to prevailing market conditions but is expected to be in line with our intention to distribute at least 50% of net income

 69  December 12, 2018  Program of the day  Investor Day 2018    General overview  Webcast  8:30 am  45 min  Tidjane Thiam  Coffee break  10:45 am  30 min  Lunch break  12:30 pm  60 min  Growth in Wealth Management  Webcast  9:45 am  60 min  Thomas Gottstein, Iqbal Khan,Helman Sitohang  Break-out sessions (rounds 2 & 3)  1:30 pm  Leveraging capabilities for Wealth Management  Thomas Gottstein, Iqbal Khan, Brian Chin  David Mathers, Jim Amine  Managing our business through the cycle  Pierre-Olivier Bouée, Lara Warner  Utilising technology  Key financials  Webcast  9:15 am  30 min  David Mathers  Q&A & wrap-up  Webcast  4:00 pm  Break-out sessions (round 1)  11:15 am  75 min  75 min each

 Appendix  70  December 12, 2018

 71  December 12, 2018  In 2015, Credit Suisse faced a number of challenges that needed to be addressed  Capital position significantly below peers, heavily leverage-constrainedSub-optimal capital management focused on high-interest contingent convertible capital  High and inflexible cost baseLack of operating leverage  Continuous major litigation and restructuring expenses  Cost   Capital  Legacy  Increased risk-taking in Investment Banking after 2012  Risk  Growth  Growth weakest amongst peers

 72  December 12, 2018  Our AuM growth was the weakest amongst our peers  Source: Company reports, Credit Suisse estimates 1 Private Banking client assets, in USD 2 Investment Management long-term assets under supervision, in USD 3 Wealth Management and Wealth Management Americas invested assets, in CHF 4 Asset and Wealth Management invested assets (2011-15) in EUR 5 SUB PC, IWM PB and APAC PB within WM&C AuM, in CHF; 2011 based on internal estimates; 2012-2015 as reported    Wealth Management AuMgrowth momentumCAGR 2011-2015  1  2  4  3  5  Capital  Risk  Cost  Legacy  Growth

 Our capital position was significantly below our peers, both on CET1 basis...  73  December 12, 2018  3Q15 CET1 ratio1  1 Source: Company financial reports and filings  Capital  Risk  Cost  Legacy  Growth

 …as well as on leverage basis  74  December 12, 2018  3Q15 CET1 leverage ratio1  1 Source: Company financial reports and filings  Capital  Risk  Cost  Legacy  Growth

 Capital generation was adversely impacted by funding cost of contingent convertible capital and continued cash dividends  75  December 12, 2018  Capital  Risk  Cost  Legacy  Growth  Cumulative funding cost and cash dividends from 2010 to 20181in CHF bn   Funding cost on contingent convertible capital and other capital instruments  20%  1 As of November 2018 2 Based on common shares outstanding at end-2010  ~16  Cumulative dilution from scrip dividends2

 Our cost base was high and inflexible…  76  December 12, 2018  Group reportedoperating expensesin CHF bn   1 Figures for 2010 to 2014 present financial information based on results under our structure prior to our re-segmentation announcement on October 21, 2015 2 Goodwill impairment of CHF 3.8 bn in 4Q15    As per 2015 Investor Day1  Excl. goodwill impairment2  Capital  Risk  Cost  Legacy  Growth

 …and our workforce had expanded significantly  77  December 12, 2018  As per 2015 Investor Day  Capital  Risk  Cost  Legacy  Growth

 78  December 12, 2018  Our Investment Banking risk profile steadily increased after 2013  Investment Bank1 VaR2indexed to 100%  +26%3  1 Based on results under our structure prior to our re-segmentation announcement on October 21, 2015 2 Relating to trading and banking book average one-day, 98% Risk Management Value-at-Risk in USD terms 3 Change based on absolute VaR  Capital  Risk  Cost  Legacy  Growth

   79  December 12, 2018  We were weighed down by continued restructuring and significant litigation expenses  Cumulative restructuring-relatedand litigation expensesin CHF bn  ’01  ’02  ’06  ’05  ’03  ’04  ’08  ’07  ’10  ’09  ’11  ’12  2015  ’13  ’14  2000  Litigation1  Restructuring-related2  Capital  Risk  Cost  Legacy  Growth  1 Litigation expenses include recent major litigation provisions, and before 2015 provisions for selected cases as disclosed in our financial publications 2 Restructuring-related expenses include the recent restructuring program, and before 2015 business realignment costs or other restructuring charges as disclosed in our financial publications

 80  December 12, 2018  We have successfully completed our ambitious 3-year restructuring plan…  Transformed and significantly strengthened our capital position   Significantly reduced our operating cost base, lowering our break-even point  Right-sized and de-risked our Global Markets activities  Resolved major litigation including US DOJ RMBS matterCompleted our restructuring program          Cost   Capital  Legacy  Risk  Growth  Delivered profitable growth in our Wealth Management business  

 81  December 12, 2018  …resolved major legacy issues whilst generating profitable and compliant growth…  TangibleBook Value° in CHF bn  Note: Adjusted results and tangible book value / tangible book value per share are non-GAAP financial measures ° See Appendix1 Adjusted loss before taxes since 2Q15 2 Major items include major litigation provisions excluding US DOJ RMBS matter, share issuance related to York Capital 3 Net of fees and taxes 4 Major items include FX, Tax, movement in own credit, Real Estate/Business sale gains 5 Includes share issuance from scrip dividend, York Capital payment and other share-based compensation  Other4  Cash Dividend  3Q18  2Q15  RMBS  SRU1  Capital raise3  DTA  Restruc-turing  Core adj. PTI  Other Legacy2  Illustrative TBV post-legacy        TBVper Share°indexed to 100%  ~70%  ~50%5  100%

 82  December 12, 2018  European bank share price developmentEuroStoxx Bank Index, indexed (January 1, 2015 = 100%)1  2015  2018  1 Source: Bloomberg as of December 7, 2018  2016  2017  -52%  -36%  …amid a challenging market environment  Dec

 83  December 12, 2018  Reconciliation between adjusted operating cost base at constant 2015 FX rates and reported operating expenses    Group in CHF mn            9M18  9M17  2017  2016  2015  Total operating expenses reported  13,156  13,892  18,897  22,337  25,895  Goodwill impairment  -  -  -  -  -3,797  Restructuring expenses  -490  -318  -455  -540  -355  Major litigation provisions  -162  -238  -493  -2,707  -820  Expenses related to business sales  -3  -  -8  -  -  Total operating expenses adjusted  12,501  13,336  17,941  19,090  20,923  FX adjustment  256  277  326  291  310  Debit valuation adjustments (DVA)  14  -63  -83  -  -  Certain accounting changes  -183  -169  -234  -70  -58  Total operating cost base adjusted at constant FX  12,588  13,381  17,950  19,311  21,175  Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

 84  December 12, 2018  Reconciliation of adjustment items (1/11)  Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.   1 Excludes net revenues and total operating expenses for Swisscard of CHF 148 mn and CHF 123 mn, respectively    Group in CHF mn          9M18  9M17  9M16  9M15  Net revenues reported  16,119  15,711  15,142  19,587  FVoD  -  -  -  -995  Real estate gains  -16  -  -346  -23  Gains (-)/losses on business sales  -68  -15  56  -  Net revenues adjusted  16,035  15,696  14,852  18,569  Provision for credit losses  186  167  177  191  Total operating expenses reported  13,156  13,892  15,028  15,377  Goodwill impairment  -  -  -  -  Restructuring expenses  -490  -318  -491  -  Major litigation provisions  -162  -238  -306  -257  Expenses related to business sales  -3  -  -  -  Total operating expenses adjusted  12,501  13,336  14,231  15,120  Pre-tax income/loss (-) reported  2,777  1,652  -63  4,019  Total adjustments  571  541  507  -761  Pre-tax income/loss (-) adjusted  3,348  2,193  444  3,258  Group excl. Corp. Ctr. in CHF mn        9M18  9M17  9M16  9M151  16,103  15,671  15,055  18,130  -  -  -  -  -16  -  -346  -23  -68  -38  4  -  16,019  15,633  14,713  18,107  Corp. Ctr. in CHF mn              9M18  9M17  9M16  9M15  2017  2016  2015  16  40  87  1,309  85  71  561  -  -  -  -995  -  -  -298  -  -  -  -  -  -  -  -  23  52  -  23  52  -  16  63  139  314  108  123  263  -  3  -1  1  -  -1  -1  290  508  497  555  821  759  862  -  -  -  -  -  -  -  -1  -12  -  -  -14  -7  -  -  -  -  -  -127  -  -  -  -  -  -  -  -  -  289  496  497  555  680  752  862  -274  -471  -409  753  -736  -687  -300  1  35  52  -995  164  59  -298  -273  -436  -357  -242  -572  -628  -598

 85  December 12, 2018  Reconciliation of adjustment items (2/11)  Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.   1 Excludes net revenues and total operating expenses for Swisscard of CHF 148 mn and CHF 123 mn, respectively    Core in CHF mn              9M18  9M17  9M16  2017  2016  20151  Net revenues reported  16,652  16,446  16,211  21,786  21,594  23,138  FVoD  -  -  -  -  -  -298  Real estate gains  -15  -  -346  -  -420  -95  Gains (-)/losses on business sales  -68  23  52  51  52  -34  Net revenues adjusted  16,569  16,469  15,917  21,837  21,226  22,711  Provision for credit losses  184  138  94  178  141  187  Total operating expenses reported  12,607  12,976  13,316  17,680  17,960  22,746  Goodwill impairment  -  -  -  -  -  -3,797  Restructuring expenses  -438  -279  -371  -398  -419  -199  Major litigation provisions  -90  -59  12  -224  -14  -530  Expenses related to business sales  -  -  -  -8  -  -  Total operating expenses adjusted  12,079  12,638  12,957  17,050  17,527  18,220  Pre-tax income/loss (-) reported  3,861  3,332  2801  3,928  3,493  205  Total adjustments  445  361  65  681  65  4,099  Pre-tax income/loss (-) adjusted  4,306  3,693  2,866  4,609  3,558  4,304  SRU in CHF mn        9M18  9M17  9M16  9M15  -533  -735  -1,069  637  -  -  -  -  -1  -  -  -  -  -38  4  -  -534  -773  -1,065  637  2  29  83  37  549  916  1,712  1,930  -  -  -  -  -52  -39  -120  -  -72  -179  -318  -36  -3  -  -  -  422  698  1,274  1,894  -1,084  -1,680  -2,864  -1,330  126  180  442  36  -958  -1,500  -2,422  -1,294

 86  December 12, 2018  Reconciliation of adjustment items (3/11)  Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.   1 Excludes net revenues and total operating expenses for Swisscard of CHF 75 mn and CHF 62 mn, respectively 2 Excludes net revenues and total operating expenses for Swisscard of CHF 73 mn and CHF 61 mn, respectively 3 Excludes net revenues and total operating expenses for Swisscard of CHF 148 mn and CHF 123 mn, respectively    SUB in CHF mn                                      3Q18  2Q18  1Q18  4Q17  3Q17  2Q17  1Q17  4Q16  3Q16  2Q16  1Q16  4Q15  3Q15  2Q151  1Q152  2017  2016  20153  Net revenues reported  1,341  1,419  1,431  1,318  1,319  1,405  1,354  1,399  1,667  1,337  1,356  1,495  1,364  1,387  1,327  5,396  5,759  5,573  Real estate gains  -15  -  -  -  -  -  -  -20  -346  -  -  -72  -  -23  -  -  -366  -95  Gains (-)/losses on business sales  -  -  -37  -  -  -  -  -  -  -  -  -23  -  -  -  -  -  -23  Net revenues adjusted  1,326  1,419  1,394  1,318  1,319  1,405  1,354  1,379  1,321  1,337  1,356  1,400  1,364  1,364   1,327  5,396  5,393  5,455  Provision for credit losses  31  35  34  15  14  36  10  34  30  9  6  43  39  33  23  75  79  138  Total operating expenses reported  799  831  834  870  879  867  940  983  879  875  918  1,088  925  899  873  3,556  3,655  3,785  Restructuring expenses  -25  -27  -28  2  -13  4  -52  3  -19  -4  -40  -42  -  -  -  -59  -60  -42  Major litigation provisions  -2  -  -  -7  -9  -6  -27  -19  -  -  -  -25  -  -  -  -49  -19  -25  Total operating expenses adjusted  772  804  806  865  857  865  861  967  860  871  878  1,021  925  899  873  3,448  3,576  3,718  Pre-tax income/loss (-) reported  511  553  563  433  426  502  404  382  758  453  432  364  400  455  431  1,765  2,025  1,650  Total adjustments  12  27  -9  5  22  2  79  -4  -327  4  40  -28  -  -23  -  108  -287  -51  Pre-tax income/loss (-) adjusted  523  580  554  438  448  504  483  378  431  457  472  336  400  432  431  1,873  1,738  1,599

 87  December 12, 2018  Reconciliation of adjustment items (4/11)  Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.     IWM in CHF mn                                      3Q18  2Q18  1Q18  4Q17  3Q17  2Q17  1Q17  4Q16  3Q16  2Q16  1Q16  4Q15  3Q15  2Q15  1Q15  2017  2016  2015  Net revenues reported  1,265  1,344  1,403  1,364  1,262  1,264  1,221  1,299  1,081  1,145  1,173  1,173  1,093  1,165  1,121  5,111  4,698  4,552  Real estate gains  -  -  -  -  -  -  -  -54  -  -  -  -  -  -  -  -  -54  -  Gains (-)/losses on business sales  5  -  -36  28  -  -  -  -  -  -  -  -11  -  -  -  28  -  -11  Net revenues adjusted  1,270  1,344  1,367  1,392  1,262  1,264  1,221  1,245  1,081  1,145  1,173  1,162  1,093  1,165  1,121  5,139  4,644  4,541  Provision for credit losses  15  5  -1  14  3  8  2  6  -  16  -2  -7  11  -1  2  27  20  5  Total operating expenses reported  872  906  920  1,010  904  891  928  962  836  884  875  1,204  885  894  841  3,733  3,557  3,824  Restructuring expenses  -28  -28  -26  -11  -16  -7  -36  -16  -15  -15  -8  -36  -  -  -  -70  -54  -36  Major litigation provisions  -  -  -  -31  -11  -6  -  -7  19  -  -  -228  -50  -  10  -48  12  -268  Total operating expenses adjusted  844  878  894  968  877  878  892  939  840  869  867  940  835  894  851  3,615  3,515  3,520  Pre-tax income/loss (-) reported  378  433  484  340  355  365  291  331  245  245  300  -24  197  272  278  1,351  1,121  723  Total adjustments  33  28  -10  70  27  13  36  -31  -4  15  8  253  50  -  -10  146  -12  293  Pre-tax income/loss (-) adjusted  411  461  474  410  382  378  327  300  241  260  308  229  247  272  268  1,497  1,109  1,016

 88  December 12, 2018  Reconciliation of adjustment items (5/11)  Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.     IWM AM in CHF mn                  3Q18  2Q18  1Q18  4Q17  3Q18 LTM  2017  2016  20151  Net revenues reported  352  352  360  441  1,505  1,508  1,327  1,275  Gains (-)/losses on business sales  5  -  1  28  34  28  -  -  Net revenues adjusted  357  352  361  469  1,539  1,536  1,327  1,275  Provision for credit losses  -  -  -  -  -  -  -  -  Total operating expenses reported  261  266  277  337  1,141  1,181  1,047  1,116  Restructuring expenses  -7  -3  -8  -3  -21  -26  -7  -4  Major litigation provisions  -  -  -  -  -  -  -  -  Total operating expenses adjusted  254  263  269  334  1,120  1,155  1,040  1,112  Pre-tax income/loss (-) reported  91  86  83  104  364  327  280  159  Total adjustments  12  3  9  31  55  54  7  4  Pre-tax income/loss (-) adjusted  103  89  92  135  419  381  287  163  1 Excludes AM’s share of net revenues and total operating expenses from the Sales & Trading Solutions business of CHF 53 mn and CHF 30 mn, respectively  IWM PB in CHF mn            3Q18  2Q18  1Q18  4Q17  3Q18 LTM  2015  913  992  1,043  923  3,871  3,224  -  -  -37  -  -37  -11  913  992  1,006  923  3,834  3,213  15  5  -1  14  33  5  611  640  643  673  2,567  2,678  -21  -25  -18  -8  -72  -32  -  -  -  -31  -31  -268  590  615  625  634  2,464  2,378  287  347  401  236  1,271  541  21  25  -19  39  66  289  308  372  382  275  1,337  830

 89  December 12, 2018  Reconciliation of adjustment items (6/11)  Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.     APAC WM&C in CHF mn                                      3Q18  2Q18  1Q18  4Q17  3Q17  2Q17  1Q17  4Q16  3Q16  2Q16  1Q16  4Q15  3Q15  2Q15  1Q15  2017  2016  2015  Net revenues reported  557  564  663  626  548  559  589  560  481  455  408  367  350  403  386  2,322  1,904  1,506  Net revenues adjusted  557  564  663  626  548  559  589  560  481  455  408  367  350  403  386  2,322  1,904  1,506  Provision for credit losses  1  6  9  7  5  -1  4  11  34  3  -19  -1  24  11  -3  15  29  31  Total operating expenses reported  376  390  449  390  370  364  384  387  352  342  305  767  300  286  290  1,508  1,386  1,643  Goodwill impairment  -  -  -  -  -  -  -  -  -  -  -  -446  -  -  -  -  -  -446  Restructuring expenses  -3  -11  -3  -10  -5  -2  -4  -5  -7  -1  -1  -1  -  -  -  -21  -14  -1  Major litigation provisions  -1  -29  -48  -  -  -  -  -  -  -  -  -6  -  -  -  -  -  -6  Total operating expenses adjusted  372  350  398  380  365  362  380  382  345  341  304  314  300  286  290  1,487  1,372  1,190  Pre-tax income/loss (-) reported  180  168  205  229  173  196  201  162  95  110  122  -399  26  106  99  799  489  -168  Total adjustments  4  40  51  10  5  2  4  5  7  1  1  453  -  -  -  21  14  453  Pre-tax income/loss (-) adjusted  184  208  256  239  178  198  205  167  102  111  123  54  26  106  99  820  503  285

 90  December 12, 2018  Reconciliation of adjustment items (7/11)  Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.     IBCM in CHF mn                                      3Q18  2Q18  1Q18  4Q17  3Q17  2Q17  1Q17  4Q16  3Q16  2Q16  1Q16  4Q15  3Q15  2Q15  1Q15  2017  2016  2015  Net revenues reported  530  644  528  565  457  511  606  574  467  543  388  420  400  568  399  2,139  1,972  1,787  Net revenues adjusted  530  644  528  565  457  511  606  574  467  543  388  420  400  568  399  2,139  1,972  1,787  Provision for credit losses  3  15  1  -1  12  13  6  -  -9  -  29  -  -  -  -  30  20  -  Total operating expenses reported  457  519  468  459  410  420  451  425  437  408  421  897  335  423  446  1,740  1,691  2,101  Goodwill impairment  -  -  -  -  -  -  -  -  -  -  -  -380  -  -  -  -  -  -380  Restructuring expenses  -17  -31  -30  -14  -16  -10  -2  6  -15  8  -27  -22  -  -  -  -42  -28  -22  Total operating expenses adjusted  440  488  438  445  394  410  449  431  422  416  394  495  335  423  446  1,698  1,663  1,699  Pre-tax income/loss (-) reported  70  110  59  107  35  78  149  149  39  135  -62  -477  65  145  -47  369  261  -314  Total adjustments  17  31  30  14  16  10  2  -6  15  -8  27  402  -  -  -  42  28  402  Pre-tax income/loss (-) adjusted  87  141  89  121  51  88  151  143  54  127  -35  -75  65  145  -47  411  289  88

 91  December 12, 2018  Reconciliation of adjustment items (8/11)  Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.   1 Excludes net revenues and total operating expenses for Swisscard of CHF 75 mn and CHF 62 mn, respectively 2 Excludes net revenues and total operating expenses for Swisscard of CHF 73 mn and CHF 61 mn, respectively 3 Excludes net revenues and total operating expenses for Swisscard of CHF 148 mn and CHF 123 mn, respectively    SUB, IWM, APAC WM&C and IBCM in CHF mn                                      3Q18  2Q18  1Q18  4Q17  3Q17  2Q17  1Q17  4Q16  3Q16  2Q16  1Q16  4Q15  3Q15  2Q151  1Q152  2017  2016  20153  Net revenues reported  3,693  3,971  4,025  3,873  3,586  3,739  3,770  3,832  3,696  3,480  3,325  3,455  3,207  3,523  3,233  14,968  14,333  13,418  Real estate gains  -15  -  -  -  -  -  -  -74  -346  -  -  -72  -  -23  -  -  -420  -95  Gains (-)/losses on business sales  5  -  -73  28  -  -  -  -  -  -  -  -34  -  -  -  28  -  -34  Net revenues adjusted  3,683  3,971  3,952  3,901  3,586  3,739  3,770  3,758  3,350  3,480  3,325  3,349  3,207  3,500  3,233  14,996  13,913  13,289  Provision for credit losses  50  61  43  35  34  56  22  51  55  28  14  35  74  43  22  147  148  174  Total operating expenses reported  2,504  2,646  2,671  2,729  2,563  2,542  2,703  2,757  2,504  2,509  2,519  3,956  2,445  2,502  2,450  10,537  10,289  11,353  Goodwill impairment  -  -  -  -  -  -  -  -  -  -  -  -826  -  -  -  -  -  -826  Restructuring expenses  -73  -97  -87  -33  -50  -15  -94  -12  -56  -12  -76  -101  -  -  -  -192  -156  -101  Major litigation provisions  -3  -29  -48  -38  -20  -12  -27  -26  19  -  -  -259  -50  -  10  -97  -7  -299  Total operating expenses adjusted  2,428  2,520  2,536  2,658  2,493  2,515  2,582  2,719  2,467  2,497  2,443  2,770  2,395  2,502  2,460  10,248  10,126  10,127  Pre-tax income/loss (-) reported  1,139  1,264  1,311  1,109  989  1,141  1,045  1,024  1,137  943  792  -536  688  978  761  4,284  3,896  1,891  Total adjustments  66  126  62  99  70  27  121  -36  -309  12  76  1,080  50  -23  -10  317  -257  1,097  Pre-tax income/loss (-) adjusted  1,205  1,390  1,373  1,208  1,059  1,168  1,166  988  828  955  868  544  738  955  751  4,601  3,639  2,988    SUB, IWM, APAC WM&C and IBCM in CHF mn            9M18  9M17  9M16  9M153    Net revenues reported  11,689  11,095  10,501  9,963    Real estate gains  -15  -  -346  -23    Gains (-)/losses on business sales  -68  -  -  -    Net revenues adjusted  11,606  11,095  10,155  9,940

 92  December 12, 2018  Reconciliation of adjustment items (9/11)  Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.   WM-related2 in CHF mn        9M18  9M17  9M16  9M151  9,987  9,521  9,103  8,596  -15  -  -346  -23  -68  -  -  -  9,904  9,521  8,757  8,573  135  81  77  139  6,377  6,527  6,266  6,193  -179  -131  -110  -  -80  -59  19  -40  6,118  6,337  6,175  6,153  3,475  2,913  2,760  2,264  176  190  -255  17  3,651  3,103  2,505  2,281  1 Excludes net revenues and total operating expenses for Swisscard of CHF 148 mn and CHF 123 mn, respectively 2 Refers to SUB, IWM and APAC WM&C    SUB in CHF mn          9M18  9M17  9M16  9M151  Net revenues reported  4,191  4,078  4,360  4,078  Real estate gains  -15  -  -346  -23  Gains (-)/losses on business sales  -37  -  -  -  Net revenues adjusted  4,139  4,078  4,014  4,055  Provision for credit losses  100  60  45  95  Total operating expenses reported  2,464  2,686  2,672  2,697  Restructuring expenses  -80  -61  -63  -  Major litigation provisions  -2  -42  -  -  Total operating expenses adjusted  2,382  2,583  2,609  2,697  Pre-tax income/loss (-) reported  1,627  1,332  1,643  1,286  Total adjustments  30  103  -283  -23  Pre-tax income/loss (-) adjusted  1,657  1,435  1,360  1,263  IWM in CHF mn        9M18  9M17  9M16  9M15  4,012  3,747  3,399  3,379  -  -  -  -  -31  -  -  -  3,981  3,747  3,399  3,379  19  13  14  12  2,698  2,723  2,595  2,620  -82  -59  -38  -  -  -17  19  -40  2,616  2,647  2,576  2,580  1,295  1,011  790  747  51  76  19  40  1,346  1,087  809  787  APAC WM&C in CHF mn        9M18  9M17  9M16  9M15  1,784  1,696  1,344  1,139  -  -  -  -  -  -  -  -  1,784  1,696  1,344  1,139  16  8  18  32  1,215  1,118  999  876  -17  -11  -9  -  -78  -  -  -  1,120  1,107  990  876  553  570  327  231  95  11  9  -  648  581  336  231

 93  December 12, 2018  Reconciliation of adjustment items (10/11)  Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.         2017  2016  2015  1,182  1,693  2,333  -  -  -  -  -  -  1,182  1,693  2,333  -  -3  4  1,252  1,460  1,784  -  -  -310  -42  -39  -2  -  -  -  -  -  -  1,210  1,421  1,472  -70  236  545  42  39  312  -28  275  857  GM in CHF mn        9M18  9M17  9M16  9M15  4,015  4,388  4,232  5,656  4,015  4,388  4,232  5,656    APAC Markets in CHF mn          9M18  9M17  9M16  9M15  Net revenues reported  932  923  1,391  1,874  Real estate gains  -  -  -  -  Gains (-)/losses on business sales  -  -  -  -  Net revenues adjusted  932  923  1,391  1,874  Provision for credit losses  11  -  -3    Total operating expenses reported  847  940  1,099    Goodwill impairment  -  -  -    Restructuring expenses  -18  -29  -25    Major litigation provisions  -  -  -    Expenses related to business sales  -  -  -    Total operating expenses adjusted  829  911  1,074    Pre-tax income/loss (-) reported  74  -17  295    Total adjustments  18  29  25    Pre-tax income/loss (-) adjusted  92  12  320    GM in CHF mn      2017  2016  2015  5,551  5,497  6,826  -  -  -  -  -  -  5,551  5,497  6,826  31  -3  10  5,070  5,452  8,747  -  -  -2,661  -150  -217  -96  -  -7  -231  -8  -  -  4,912  5,228  5,759  450  48  -1,931  158  224  2,988  608  272  1,057  1 Refers to GM and APAC Markets  Markets activities1 in CHF mn        9M18  9M17  9M16  9M15  4,947  5,311  5,623  7,530  4,947  5,311  5,623  7,530      Net revenues reported  Net revenues adjusted  Markets activities1 in CHF mn        2017  2016  2015    6,733  7,190  9,159    -  -  -    -  -  -    6,733  7,190  9,159    31  -6  14    6,322  6,912  10,531    -  -  -2,971    -192  -256  -98    -  -7  -231    -8  -  -    6,122  6,649  7,231    380  284  -1,386    200  263  3,300    580  547  1,914    SUB PC in CHF mn  SUB C&IC in CHF mn  9M18  9M18  2,249  1,942  -15  -  -19  -18  2,215  1,924  34  66  1,433  1,031  -  -  -56  -24  -  -2  -  -  1,377  1,005  782  845  22  8  804  853

 94  December 12, 2018  Reconciliation of adjustment items (11/11)  Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.   SRU in USD mn      2017  2016  2015  -905  -1,285  557  -  -4  -  -39  6  -  -944  -1,283  557  31  115  138  1,243  4,353  3,130  -  -  -  -59  -123  -158  -275  -2,646  -295  -  -  -  909  1,584  2,677  -2,179  -5,753  -2,711  295  2,771  453  -1,884  -2,982  -2,258    IBCM in USD mn                9M18  9M17  9M16  9M15  2017  2016  2015  Net revenues reported  1,752  1,609  1,432  1,439  2,182  2,001  1,857  Net revenues adjusted  1,752  1,609  1,432  1,439  2,182  2,001  1,857  Provision for credit losses  19  32  21  -  31  20  -  Total operating expenses reported  1,489  1,309  1,291  1,268  1,775  1,713  2,170  Goodwill impairment  -  -  -  -  -  -  -384  Restructuring expenses  -81  -29  -35  -  -43  -29  -22  Total operating expenses adjusted  1,408  1,280  1,256  1,268  1,732  1,684  1,764  Pre-tax income/loss (-) reported  244  268  120  171  376  268  -313  Total adjustments  81  29  35  -  43  29  406  Pre-tax income/loss (-) adjusted  325  297  155  171  419  297  93    GM in USD mn      2017  2016  Net revenues reported  5,662  5,575  Real estate gains  -  -  Gains (-)/losses on business sales  -  -  Net revenues adjusted  5,662  5,575  Provision for credit losses  32  -4  Total operating expenses reported  5,172  5,522  Goodwill impairment  -  -  Restructuring expenses  -154  -220  Major litigation provisions  -  -7  Expenses related to business sales  -8  -  Total operating expenses adjusted  5,010  5,295  Pre-tax income/loss (-) reported  458  57  Total adjustments  162  227  Pre-tax income/loss (-) adjusted  620  284

 Notes (1/2)  95  December 12, 2018  For reconciliation of adjusted to reported results, refer to the Appendix of this Investor Day 2018 presentationThroughout the presentation rounding differences may occurUnless otherwise noted, all CET1 ratio, Tier 1 leverage ratio, risk-weighted assets and leverage exposure figures shown in this presentation are as of the end of the respective period and on a “look-through” basisGross and net margins are shown in basis pointsGross margin = (adj.) net revenues annualized / average AuM; net margin = (adj.) pre-tax income annualized / average AuMMandate penetration reflects advisory and discretionary mandate volumes as a percentage of AuM, excluding those from the external asset manager business  General notes  Specific notes  * Our cost savings program, until the end of 2018, is measured using an adjusted operating cost base at constant 2015 FX rates. “Adjusted operating cost base at constant FX rates” includes adjustments as made in all our disclosures for restructuring expenses, major litigation provisions, expenses related to business sales and a goodwill impairment taken in 4Q15 as well as adjustments for debit valuation adjustments (DVA) related volatility, FX and for certain accounting changes (which had not been in place at the launch of the cost savings program). Adjustments for certain accounting changes have been restated to reflect grossed up expenses in the Corporate Center and, starting in 1Q18, also include adjustments for changes from ASU 2014-09 “Revenue from Contracts with Customers”, which is described further in our 1Q18, 2Q18 and 3Q18 financial reports. Adjustments for FX apply unweighted currency exchange rates, i.e., a straight line average of monthly rates, consistently for the periods under review. Starting from 1Q19, we intend to express our operating cost base at constant 2018 FX rates and to adjust for significant litigation costs, expenses related to business and real estate sales as well as DVA related volatility, but not for restructuring expenses and certain accounting changes. Adjustments for FX will continue to apply unweighted currency exchange rates.† Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using (adjusted) income / (loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital. ‡ Return on tangible equity is based on tangible equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.° Tangible book value is a non-GAAP financial measure and is equal to tangible equity attributable to shareholders. Tangible book value per share is a non-GAAP financial measure, which is calculated by dividing tangible equity attributable to shareholders, a non-GAAP financial measure, by total number of shares outstanding. Tangible equity attributable to shareholders, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total equity attributable to shareholders as presented in our balance sheet. Management believes that tangible book value per share is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired. For end-3Q18, tangible equity excluded goodwill of CHF 4,736 mn and other intangible assets of CHF 214 mn from total shareholders’ equity of CHF 42,734 mn as presented in our balance sheet. For end-2017, tangible equity excluded goodwill of CHF 4,742 mn and other intangible assets of CHF 223 mn from total shareholders' equity of CHF 41,902 mn as presented in our balance sheet. For end-2Q15, tangible equity excluded goodwill of CHF 8,238 mn and other intangible assets of CHF 205 mn from total shareholders' equity of CHF 42,642 mn as presented in our balance sheet. Shares outstanding were 2,552.4 mn at end-3Q18, 2,550.3 mn at end-2017 and 1,632.4 mn at end-2Q15.

 Notes (2/2)  96  December 12, 2018  Abbreviations  Adj. = Adjusted; AI = Artificial Intelligence; AM = Asset Management; AML = Anti-Money Laundering; APAC = Asia Pacific; ARU = Asset Resolution Unit;AT1 = Additional Tier 1; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BEAT = Base Erosion and Anti-Abuse Tax; BIS = Bank for International Settlements; bps = basis points; CAGR = Compound Annual Growth Rate; CBG = Corporate Bank Group; CCAR = Comprehensive Capital Adequacy Review; CCRO = Chief Compliance and Regulatory Affairs Officer; CDX HY = High-yield credit default swap index; CET1 = Common Equity Tier 1; CIC = Corporate & Institutional Clients; CIF = Customer/Client Information File; CIO = Chief Investment Officer; Corp. Ctr. = Corporate Center; CtB = Change the Bank; CVA = Credit Valuation Adjustment; DCM = Debt Capital Markets; DoJ = Department of Justice; DTA = Deferred Tax Assets; DVA = Debit Valuation Adjustments; EAM = External Asset Manager; EBITDA = Earnings Before Interest Taxes Depreciation and Amortization; ECM = Equity Capital Markets; EM = Emerging Markets; EMEA = Europe, Middle East & Africa; EQ = Equities; ERP = Enterprise Resource Planning; Est. = Estimate; EU = European Union; FICC = Fixed Income, Currencies & Commodities; FINMA = Swiss Financial Market Supervisory Authority FINMA; FLP = Fund Linked Products; FRTB = Fundamental Review of the Trading Book; FTE = Full-time employee; FX = Foreign Exchange; GDP = Gross Domestic Product; GM = Global Markets; G10 = Group of Ten; HKEX = Hong Kong Exchange; IBCM = Investment Banking & Capital Markets; IBD = Investment Banking Department; IC = Investment Consultant; ICBC = Industrial and Commercial Bank of China; ICBCCS = ICBC Credit Suisse Asset Management Co. Ltd; IG = Investment Grade; IMF = International Monetary Fund; IMM = Internal Model Method; IP = Investor Products; IPO = Initial Public Offering; IPRE= Interest Producing Real Estate; IRB = Internal Ratings Based; IS&P = Investment Solutions and Products; IT = Information Technology; ITS = International Trading Solutions; IWM = International Wealth Management; JV = Joint Venture; LBO = Leveraged Buyout; LE = Leverage Exposure; LSC = Large Swiss Corporates; LTM = Last Twelve Months; M&A = Mergers & Acquisitions; MD(R) = Managing Director; Mgmt. = Management; MI = Management Information; MifiD II = Markets in Financial Instruments Directive II; Mkts = Markets; NNA = Net new assets; OCC = Office of the Comptroller of the Currency; Op Risk = Operational Risk; PB = Private Banking; PB&WM = Private Banking & Wealth Management; PC = Private Clients; PEP = Politically Exposed Person; pp = percentage points; PTI = Pre-tax income; PWMC = Private & Wealth Management Clients; RM = Relationship Manager(s); RMBS = Residential Mortgage Backed Securities; RoRC = Return on Regulatory Capital; RoTE = Return on Tangible Equity; RPA = Robotic Process Automation; RtB = Run the Bank; RWA = Risk-weighted assets; SA-CCR = Standardized Approach to Counterparty Credit Risk; SME = Small and Medium-Sized Enterprises; SMG = Systematic Market-Making Group; SoW = Share of Wallet; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; TBTF = Too Big To Fail; TBV(PS) = Tangible Book Value (per Share); (U)HNW(I) = (Ultra) High Net Worth (Individuals); US GAAP = United States Generally Accepted Accounting Principles; U/W = Underwriting; VaR = Value-at-Risk; VIX = Volatility Index; WM = Wealth Management; WM&C = Wealth Management & Connected; YoY = Year over year; YTD = Year to Date

 David Mathers, Chief Financial OfficerDecember 12, 2018  Credit Suisse Investor Day 2018Key financials

 Disclaimer  2  December 12, 2018  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Cautionary statement regarding forward-looking statementsThis presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 and in the “Cautionary statement regarding forward-looking information" in our media release relating to Investor Day, published on December 12, 2018 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information. Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in this presentation in the Appendix, which is available on our website at www.credit-suisse.com. Many of our references to estimates, ambitions, objectives and targets for revenues, operating expenses, operating cost base, pre-tax income and return on regulatory capital are on an adjusted basis as well. These adjusted numbers, return on tangible equity and tangible book value per share are non-GAAP financial measures. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measure is unavailable without unreasonable efforts. Adjusted results exclude goodwill impairment, major litigation charges, real estate gains and other revenue and expense items included in our reported results, which are unavailable on a prospective basis. Tangible equity excludes goodwill and other intangible assets from shareholders’ equity, all of which are unavailable on a prospective basis. Tangible book value per share excludes the impact of any dividends paid during the performance period, share buybacks, own credit movements, foreign exchange rate movements and pension-related impacts, all of which are unavailable on a prospective basis.Statement regarding capital, liquidity and leverageAs of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The look-through tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.SourcesCertain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

 Financial goals 2019-2021  2  Completing the 2015-2018 restructuring program  1  Update on Financials  3  December 12, 2018  Costs  Funding  SRU  Costs  Regulatory changes to capital  RoTE  Capital generation & distribution

 4  December 12, 2018  Successful execution of cost savings program; on track to achieve ~CHF 4.3 bn net savings by end of 2018        Adjusted operating cost base at constant FX rates*in CHF bn    ~4.3 bn  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix * See Appendix1 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates  Restructuring  Financial goals  1

 5  December 12, 2018  Estimated gross savings of ~CHF 5.5 bnwith ~CHF 1.2 bn of investments  Restructuring  Financial goals        Business exits and right-sizing  Optimization  Business growth  Adjusted operating cost base at constant FX rates*in CHF bn  Estimated gross savings and investmentsin CHF bn      1  Note: Illustrative path. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix * At constant 2015 FX rates; see Appendix1 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates  Adjusted operating cost base at constant FX rates*  1

 6  December 12, 2018  Illustrative development of restructuring expensesin CHF bn  Restructuring expenses and net savingsin CHF bn  9M18  4Q18Estimate1  * Net cost savings at constant 2015 FX rates; see Appendix1 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates  Restructuring  Financial goals    The restructuring program completes at end-2018One-off investments of ~CHF 2.0 bn1 for expected sustainable net savings of ~CHF 4.3 bn vs. 2015    The restructuring program completes at the end of 2018; expected sustainable net savings of ~CHF 4.3 bn vs. 2015  1  *,1  ~0.2

 7  December 12, 2018  Restructuring of the Additional Tier 1 capital instrumentsexpected to reduce funding costs in 2019 by ~USD 700 mn  Redemptions and issuances of high- andlow-trigger capital instruments during 3Q18in CHF bn  Note: USD/CHF exchange rate of 0.98 per end of September 2018 applied to USD denominated tier 1 capital instruments1 Includes CHF 290 mn low-trigger tier 1 capital instrument redeemed on September 4, 2018 and CHF 5.9 bn of high-trigger tier 1 capital instruments for which Credit Suisse irrevocably notified holders in August 2018 of the redemption on the first optional redemption date of October 23, 2018 2 Includes USD 2.0 bn high-trigger tier 1 capital instrument issued in July 2018, CHF 300 mn high-trigger tier 1 capital instrument issued in August 2018 and USD 1.5 bn high-trigger tier 1 capital instrument issued in September 2018 3 Compared to 2018; represents average funding spread and other related issuance costs  2  6.2  3.7  9.5%  9.0%  3.5%  7.25%  7.5%  9.5%  6.0%  Coupon:  Coupon:    Contributing to ~USD 700 mn of expected funding cost savings in 20193  1  Key messagesIn 3Q18 redeemed CHF 0.3 bn of low-trigger tier 1 capital instruments and irrevocably called CHF 5.9 bn of high-trigger tier 1 capital instruments that were redeemed in October 2018In 3Q18 issued CHF 3.7 bn of high-trigger tier 1 capital instruments  Restructuring  Financial goals

 8  December 12, 2018  In the SRU we achieved our capital targets ahead of plan; estimated release of ~USD 5.8 bn of allocated capital since 3Q15  RWA excl. operational risk1 in USD bn  ~ -86%  Leverage exposure in USD bn  Allocated capital2 in USD bn  ~ -5.8 bn  Restructuring  Financial goals  Note: SRU program will be economically completed by end-2018; beginning in 2019, the SRU will have ceased to exist as a separate division of the Group and the legacy portfolio remaining as of December 31, 2018 will be managed in an Asset Resolution Unit (ARU) separately disclosed within the Corporate Center 1 Excludes Op Risk RWA of USD 20 bn in each of 3Q15, 3Q16 and 3Q17 and USD 11 bn in 3Q18 2 Allocated capital calculated as 3.5% of leverage exposure 3 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates  3  ~ -84%  3  3

 9  December 12, 2018  Separate SRU division to be closed at end 2018; residualrun-off losses to be substantially reduced to ~USD 500 mn  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. SRU program will be economically completed by end-2018; beginning in 2019, the SRU will have ceased to exist as a separate division of the Group and the legacy portfolio remaining as of December 31, 2018 will be managed in an Asset Resolution Unit (ARU) separately disclosed within the Corporate Center1 Capital breakout based on internal categorization; for illustrative purposes only 2 Excludes Op Risk RWA of USD 11 bn 3 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates  Illustrative residual asset composition based on estimates for year-end 20181,3 in USD bn  Adjusted pre-tax lossin USD bn  ~8  Asset Resolution Unit (ARU) to beseparately disclosed within the Corporate Center  Restructuring  Financial goals  ~31  RWA excl. operational risk2  Leverage exposure    Derivatives    Life finance    Loans & financing facilities    Former PB&WM    Other assets    Market risk  ~4       3

 Financial goals 2019-2021  2  Completing the 2015-2018 restructuring program  1  Update on Financials  10  December 12, 2018  Costs  Funding  SRU  Costs  Regulatory changes to capital  RoTE  Capital generation & distribution

 11  December 12, 2018  Target further productivity improvements to reduce adjusted operating cost base by 2-3% p.a., releasing resources for growth investments  Restructuring  Financial goals  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix * See Appendix for discussion of future change for how operating cost base is calculated1 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates 2 Operating within the range, subject to financial performance, market conditions and investment opportunities  Illustrative developmentof 2019 operating cost base*in CHF bn    2      Before variable costs of ~10% of any marginal revenue growth  2  Wealth Management expansion in Emerging MarketsEnhance product capabilities in ITSIncremental investments in technology and digitalization  1  1  1

 Major regulatory capital changes  12  December 12, 2018  1 The binding constraint is calculated as the worst of 10% of RWA and 3.5% of leverage exposure based on the Swiss TBTF CET1 capital and leverage requirements2 Does not include the effects of any rebates for resolvability and for certain tier 2 low-trigger instruments recognized in gone concern capital3 Does not include the effect of countercyclical buffers  Restructuring  Financial goals  Recalibrated leverage ratio likely to be primary capital constraint1 until the end of 2021, however…    2017  2020  2022+  2016  …  Revised Swiss TBTF rules are being phased-in and become fully effective January 1, 2020  Revised Swiss TBTF rules require going concern leverage ratio of 5% (of which 3.5% CET1) and additional 5%2 gone concern leverage ratio, going concern RWA ratio of 14.3%3 (of which 10% CET1) and additional 14.3%2 gone concern RWA ratio  …RWA uplift resulting from Basel III reforms will drive the binding constraint1 from January 2022  Standardized Approach to Counterparty Credit Risk (SA-CCR), Equity Investments in Funds and Central Counterparties rules effective from January 1, 2020  BCBS published final revisions to standard rules for output floor, credit risk and operational risk in December 2017   BCBS timetable is January 1, 2022 for the implementation of:Market Risk (FRTB, FRTB CVA) (2020 FRTB implementation date was assumed for 2017 Investor Day)Revised Credit Risk and Operational Risk rulesLeverage exposure measureStart of the phase-in period for output floor (2022-27)

 Expected impact of Basel III reforms and other externalmethodology changes on RWA and leverage exposure  13  December 12, 2018  Restructuring  Financial goals  Risk-weighted assetsin CHF bn  Leverage exposurein CHF bn  External methodology changes1  Basel III regulatory reform impact  Basel III changes for leverage exposure measure5      1 Represents externally prescribed regulatory changes impacting how exposures are treated 2 RWA increase from change in US GAAP leasing standard is reflected net of relating CET1 capital benefit 3 2019, 2020, 2021 and 2022 estimates based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2019, 2020, 2021 and 2022 may differ from any estimates 4 Includes FRTB CVA, Reduced IRB, Operational Risk and output floor 5 Reflects changes for credit conversion factors and calculation methodology of derivatives exposures (Counterparty Credit Risk)  Additional increase of RWA expected from remaining Basel III regulatory reforms over 2022 – 20274, including operational risk and output floor  10-15  SA-CCR/IMMEquity Investments in FundsCentral Counterparties  FRTB  3  3  3  3  3  –

 14  December 12, 2018  Based on known actions, we expect to reachat least 10% return on tangible equity in 2019  3  4  2  1  Note: Illustrative path. RoTE (a non-GAAP financial measure) on a reported basis ‡ See Appendix1 Estimates based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 and 2019 may differ from any estimates2 Excludes restructuring and litigation expenses and lower funding costs 3 Includes impact from funding cost savings in the SRU 4 Includes Corporate Center (excluding funding cost savings and restructuring expenses) and litigation expenses  Return on tangible equity‡ development based on CHF  1  Known actions  Restructuring  Financial goals  Assumes flat year-on-year revenue development

 15  December 12, 2018  Expecting tax rate to reduce significantly in 2019as the restructuring program ends  Restructuring  Financial goals  Pre-tax income and effective tax ratein CHF bn      Expected effective tax rate 2019 ~28%1  Effective tax rate 9M18 37%  1 Assumes that Credit Suisse will not be subject to the Base Erosion and Anti-Abuse Tax (BEAT) 2 Estimated reported pre-tax income and net income based on RoTE target for 2019 and expected effective tax rate of 28%. Estimates based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2019 may differ from any estimates  2  2  Estimated pre-tax income and effective tax ratein CHF bn  @10-11% RoTE

 16  December 12, 2018  Beyond 2020, we target a 12%+ return on tangible equity  Return on tangible equity‡ development based on CHF  Note: RoTE (a non-GAAP financial measure) on a reported basis ‡ See Appendix  10-11%  11-12%  12%+  Restructuring  Financial goals

 17  December 12, 2018  Sustained growth in TBVPS is a core target for Credit Suisse  Note: Tangible book value per share is a non-GAAP financial measure ° See Appendix1 For the purpose of this analysis, tangible book value per share excludes the impact of any dividends paid during the performance period, share buybacks, own credit movements, foreign exchange rate movements and pension-related impacts 2 Estimates based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2019 and 2020 may differ from any estimates  Tangible book valueper share°in CHF          CAGR3Q18 vs. 2020E  ~11%  @10-11%RoTE  @11-12%RoTE  Growth in TBVPSbefore capital distribution1  Financial goals  Restructuring  2  2

 18  December 12, 2018  Financial goals  Restructuring  Expected increase in capital generationto fund ordinary dividend growth and share buybacks  Note: Illustrative path. RoTE (a non-GAAP financial measure) on a reported basis ‡ See Appendix1 Estimated net income generation based on RoTE target for respective year. Estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual result for 2019 may differ from any estimates 2 Includes SUB, IWM, APAC WM&C and IBCM 3 Includes RWA uplift from Basel III reforms and other external methodology changes  Estimated net income generation1 and anticipated usagein CHF bn    RoTE‡ @11%  RoTE‡ @10%  ~4.0    ~20%  Expected distribution of a sustainable ordinary dividendOrdinary dividend expected to increaseby at least 5% p.a.  Approved share buyback of up to CHF 1.5 bn; intend to buy back at least CHF 1.0 bn in 2019, subject to market and economic conditions      Anticipated capital distribution  Investments primarily in WM & IBCM businesses2  Buffer for RWA uplift from regulatory changes3 and other contingencies  CET1 ratio pre Basel III reforms: >12.5%Tier 1 leverage ratio: > 5.0%  at least50%  1.0 – 1.5  1  Capital returnedto shareholders

 Appendix  19  December 12, 2018

 20  December 12, 2018  Share buyback program  For 2019, the Board of Directors of Credit Suisse Group AG has approved a buyback of Credit Suisse Group AG ordinary shares of up to CHF 1.5 bn. We expect to buy back at least CHF 1.0 bn in 2019 (subject to market and economic conditions) For 2020, we expect a similar share buyback program1  Amount  Timing  Execution  We will publish a formal announcement and commence the share buyback program following approval by the Swiss Takeover Board  The shares will be repurchased for the purpose of capital reduction. Any such capital reduction via cancellation of repurchased shares will need to be resolved at a future annual general meeting of shareholdersThe buyback will be conducted on a second trading line on the SIX Swiss Exchange. This is driven by the need to identify the selling shareholders for Swiss withholding tax considerations. 35% withholding tax can be reclaimed by eligible Swiss investors in full and by non-Swiss investors within the framework of double taxation agreements (if applicable)  Credit Suisse Group AG will disclose any share buybacks conducted during the share buyback program on a daily basis  Regular disclosure  1 The level of the share buyback for 2020 will be set in light of our capital plans and subject to prevailing market conditions but is expected to be in line with our intention to distribute at least 50% of net income

 21  December 12, 2018  Reconciliation between adjusted operating cost base at constant 2015 FX rates and reported operating expenses    Group in CHF mn            9M18  9M17  2017  2016  2015  Total operating expenses reported  13,156  13,892  18,897  22,337  25,895  Goodwill impairment  -  -  -  -  -3,797  Restructuring expenses  -490  -318  -455  -540  -355  Major litigation provisions  -162  -238  -493  -2,707  -820  Expenses related to business sales  -3  -  -8  -  -  Total operating expenses adjusted  12,501  13,336  17,941  19,090  20,923  FX adjustment  256  277  326  291  310  Debit valuation adjustments (DVA)  14  -63  -83  -  -  Certain accounting changes  -183  -169  -234  -70  -58  Total operating cost base adjusted at constant FX  12,588  13,381  17,950  19,311  21,175  Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

 22  December 12, 2018  Reconciliation of adjustment items (1/11)  Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.   1 Excludes net revenues and total operating expenses for Swisscard of CHF 148 mn and CHF 123 mn, respectively    Group in CHF mn          9M18  9M17  9M16  9M15  Net revenues reported  16,119  15,711  15,142  19,587  FVoD  -  -  -  -995  Real estate gains  -16  -  -346  -23  Gains (-)/losses on business sales  -68  -15  56  -  Net revenues adjusted  16,035  15,696  14,852  18,569  Provision for credit losses  186  167  177  191  Total operating expenses reported  13,156  13,892  15,028  15,377  Goodwill impairment  -  -  -  -  Restructuring expenses  -490  -318  -491  -  Major litigation provisions  -162  -238  -306  -257  Expenses related to business sales  -3  -  -  -  Total operating expenses adjusted  12,501  13,336  14,231  15,120  Pre-tax income/loss (-) reported  2,777  1,652  -63  4,019  Total adjustments  571  541  507  -761  Pre-tax income/loss (-) adjusted  3,348  2,193  444  3,258  Group excl. Corp. Ctr. in CHF mn        9M18  9M17  9M16  9M151  16,103  15,671  15,055  18,130  -  -  -  -  -16  -  -346  -23  -68  -38  4  -  16,019  15,633  14,713  18,107  Corp. Ctr. in CHF mn              9M18  9M17  9M16  9M15  2017  2016  2015  16  40  87  1,309  85  71  561  -  -  -  -995  -  -  -298  -  -  -  -  -  -  -  -  23  52  -  23  52  -  16  63  139  314  108  123  263  -  3  -1  1  -  -1  -1  290  508  497  555  821  759  862  -  -  -  -  -  -  -  -1  -12  -  -  -14  -7  -  -  -  -  -  -127  -  -  -  -  -  -  -  -  -  289  496  497  555  680  752  862  -274  -471  -409  753  -736  -687  -300  1  35  52  -995  164  59  -298  -273  -436  -357  -242  -572  -628  -598

 23  December 12, 2018  Reconciliation of adjustment items (2/11)  Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.   1 Excludes net revenues and total operating expenses for Swisscard of CHF 148 mn and CHF 123 mn, respectively    Core in CHF mn              9M18  9M17  9M16  2017  2016  20151  Net revenues reported  16,652  16,446  16,211  21,786  21,594  23,138  FVoD  -  -  -  -  -  -298  Real estate gains  -15  -  -346  -  -420  -95  Gains (-)/losses on business sales  -68  23  52  51  52  -34  Net revenues adjusted  16,569  16,469  15,917  21,837  21,226  22,711  Provision for credit losses  184  138  94  178  141  187  Total operating expenses reported  12,607  12,976  13,316  17,680  17,960  22,746  Goodwill impairment  -  -  -  -  -  -3,797  Restructuring expenses  -438  -279  -371  -398  -419  -199  Major litigation provisions  -90  -59  12  -224  -14  -530  Expenses related to business sales  -  -  -  -8  -  -  Total operating expenses adjusted  12,079  12,638  12,957  17,050  17,527  18,220  Pre-tax income/loss (-) reported  3,861  3,332  2801  3,928  3,493  205  Total adjustments  445  361  65  681  65  4,099  Pre-tax income/loss (-) adjusted  4,306  3,693  2,866  4,609  3,558  4,304  SRU in CHF mn        9M18  9M17  9M16  9M15  -533  -735  -1,069  637  -  -  -  -  -1  -  -  -  -  -38  4  -  -534  -773  -1,065  637  2  29  83  37  549  916  1,712  1,930  -  -  -  -  -52  -39  -120  -  -72  -179  -318  -36  -3  -  -  -  422  698  1,274  1,894  -1,084  -1,680  -2,864  -1,330  126  180  442  36  -958  -1,500  -2,422  -1,294

 24  December 12, 2018  Reconciliation of adjustment items (3/11)  Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.   1 Excludes net revenues and total operating expenses for Swisscard of CHF 75 mn and CHF 62 mn, respectively 2 Excludes net revenues and total operating expenses for Swisscard of CHF 73 mn and CHF 61 mn, respectively 3 Excludes net revenues and total operating expenses for Swisscard of CHF 148 mn and CHF 123 mn, respectively    SUB in CHF mn                                      3Q18  2Q18  1Q18  4Q17  3Q17  2Q17  1Q17  4Q16  3Q16  2Q16  1Q16  4Q15  3Q15  2Q151  1Q152  2017  2016  20153  Net revenues reported  1,341  1,419  1,431  1,318  1,319  1,405  1,354  1,399  1,667  1,337  1,356  1,495  1,364  1,387  1,327  5,396  5,759  5,573  Real estate gains  -15  -  -  -  -  -  -  -20  -346  -  -  -72  -  -23  -  -  -366  -95  Gains (-)/losses on business sales  -  -  -37  -  -  -  -  -  -  -  -  -23  -  -  -  -  -  -23  Net revenues adjusted  1,326  1,419  1,394  1,318  1,319  1,405  1,354  1,379  1,321  1,337  1,356  1,400  1,364  1,364   1,327  5,396  5,393  5,455  Provision for credit losses  31  35  34  15  14  36  10  34  30  9  6  43  39  33  23  75  79  138  Total operating expenses reported  799  831  834  870  879  867  940  983  879  875  918  1,088  925  899  873  3,556  3,655  3,785  Restructuring expenses  -25  -27  -28  2  -13  4  -52  3  -19  -4  -40  -42  -  -  -  -59  -60  -42  Major litigation provisions  -2  -  -  -7  -9  -6  -27  -19  -  -  -  -25  -  -  -  -49  -19  -25  Total operating expenses adjusted  772  804  806  865  857  865  861  967  860  871  878  1,021  925  899  873  3,448  3,576  3,718  Pre-tax income/loss (-) reported  511  553  563  433  426  502  404  382  758  453  432  364  400  455  431  1,765  2,025  1,650  Total adjustments  12  27  -9  5  22  2  79  -4  -327  4  40  -28  -  -23  -  108  -287  -51  Pre-tax income/loss (-) adjusted  523  580  554  438  448  504  483  378  431  457  472  336  400  432  431  1,873  1,738  1,599

 25  December 12, 2018  Reconciliation of adjustment items (4/11)  Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.     IWM in CHF mn                                      3Q18  2Q18  1Q18  4Q17  3Q17  2Q17  1Q17  4Q16  3Q16  2Q16  1Q16  4Q15  3Q15  2Q15  1Q15  2017  2016  2015  Net revenues reported  1,265  1,344  1,403  1,364  1,262  1,264  1,221  1,299  1,081  1,145  1,173  1,173  1,093  1,165  1,121  5,111  4,698  4,552  Real estate gains  -  -  -  -  -  -  -  -54  -  -  -  -  -  -  -  -  -54  -  Gains (-)/losses on business sales  5  -  -36  28  -  -  -  -  -  -  -  -11  -  -  -  28  -  -11  Net revenues adjusted  1,270  1,344  1,367  1,392  1,262  1,264  1,221  1,245  1,081  1,145  1,173  1,162  1,093  1,165  1,121  5,139  4,644  4,541  Provision for credit losses  15  5  -1  14  3  8  2  6  -  16  -2  -7  11  -1  2  27  20  5  Total operating expenses reported  872  906  920  1,010  904  891  928  962  836  884  875  1,204  885  894  841  3,733  3,557  3,824  Restructuring expenses  -28  -28  -26  -11  -16  -7  -36  -16  -15  -15  -8  -36  -  -  -  -70  -54  -36  Major litigation provisions  -  -  -  -31  -11  -6  -  -7  19  -  -  -228  -50  -  10  -48  12  -268  Total operating expenses adjusted  844  878  894  968  877  878  892  939  840  869  867  940  835  894  851  3,615  3,515  3,520  Pre-tax income/loss (-) reported  378  433  484  340  355  365  291  331  245  245  300  -24  197  272  278  1,351  1,121  723  Total adjustments  33  28  -10  70  27  13  36  -31  -4  15  8  253  50  -  -10  146  -12  293  Pre-tax income/loss (-) adjusted  411  461  474  410  382  378  327  300  241  260  308  229  247  272  268  1,497  1,109  1,016

 26  December 12, 2018  Reconciliation of adjustment items (5/11)  Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.     IWM AM in CHF mn                  3Q18  2Q18  1Q18  4Q17  3Q18 LTM  2017  2016  20151  Net revenues reported  352  352  360  441  1,505  1,508  1,327  1,275  Gains (-)/losses on business sales  5  -  1  28  34  28  -  -  Net revenues adjusted  357  352  361  469  1,539  1,536  1,327  1,275  Provision for credit losses  -  -  -  -  -  -  -  -  Total operating expenses reported  261  266  277  337  1,141  1,181  1,047  1,116  Restructuring expenses  -7  -3  -8  -3  -21  -26  -7  -4  Major litigation provisions  -  -  -  -  -  -  -  -  Total operating expenses adjusted  254  263  269  334  1,120  1,155  1,040  1,112  Pre-tax income/loss (-) reported  91  86  83  104  364  327  280  159  Total adjustments  12  3  9  31  55  54  7  4  Pre-tax income/loss (-) adjusted  103  89  92  135  419  381  287  163  1 Excludes AM’s share of net revenues and total operating expenses from the Sales & Trading Solutions business of CHF 53 mn and CHF 30 mn, respectively  IWM PB in CHF mn            3Q18  2Q18  1Q18  4Q17  3Q18 LTM  2015  913  992  1,043  923  3,871  3,224  -  -  -37  -  -37  -11  913  992  1,006  923  3,834  3,213  15  5  -1  14  33  5  611  640  643  673  2,567  2,678  -21  -25  -18  -8  -72  -32  -  -  -  -31  -31  -268  590  615  625  634  2,464  2,378  287  347  401  236  1,271  541  21  25  -19  39  66  289  308  372  382  275  1,337  830

 27  December 12, 2018  Reconciliation of adjustment items (6/11)  Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.     APAC WM&C in CHF mn                                      3Q18  2Q18  1Q18  4Q17  3Q17  2Q17  1Q17  4Q16  3Q16  2Q16  1Q16  4Q15  3Q15  2Q15  1Q15  2017  2016  2015  Net revenues reported  557  564  663  626  548  559  589  560  481  455  408  367  350  403  386  2,322  1,904  1,506  Net revenues adjusted  557  564  663  626  548  559  589  560  481  455  408  367  350  403  386  2,322  1,904  1,506  Provision for credit losses  1  6  9  7  5  -1  4  11  34  3  -19  -1  24  11  -3  15  29  31  Total operating expenses reported  376  390  449  390  370  364  384  387  352  342  305  767  300  286  290  1,508  1,386  1,643  Goodwill impairment  -  -  -  -  -  -  -  -  -  -  -  -446  -  -  -  -  -  -446  Restructuring expenses  -3  -11  -3  -10  -5  -2  -4  -5  -7  -1  -1  -1  -  -  -  -21  -14  -1  Major litigation provisions  -1  -29  -48  -  -  -  -  -  -  -  -  -6  -  -  -  -  -  -6  Total operating expenses adjusted  372  350  398  380  365  362  380  382  345  341  304  314  300  286  290  1,487  1,372  1,190  Pre-tax income/loss (-) reported  180  168  205  229  173  196  201  162  95  110  122  -399  26  106  99  799  489  -168  Total adjustments  4  40  51  10  5  2  4  5  7  1  1  453  -  -  -  21  14  453  Pre-tax income/loss (-) adjusted  184  208  256  239  178  198  205  167  102  111  123  54  26  106  99  820  503  285

 28  December 12, 2018  Reconciliation of adjustment items (7/11)  Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.     IBCM in CHF mn                                      3Q18  2Q18  1Q18  4Q17  3Q17  2Q17  1Q17  4Q16  3Q16  2Q16  1Q16  4Q15  3Q15  2Q15  1Q15  2017  2016  2015  Net revenues reported  530  644  528  565  457  511  606  574  467  543  388  420  400  568  399  2,139  1,972  1,787  Net revenues adjusted  530  644  528  565  457  511  606  574  467  543  388  420  400  568  399  2,139  1,972  1,787  Provision for credit losses  3  15  1  -1  12  13  6  -  -9  -  29  -  -  -  -  30  20  -  Total operating expenses reported  457  519  468  459  410  420  451  425  437  408  421  897  335  423  446  1,740  1,691  2,101  Goodwill impairment  -  -  -  -  -  -  -  -  -  -  -  -380  -  -  -  -  -  -380  Restructuring expenses  -17  -31  -30  -14  -16  -10  -2  6  -15  8  -27  -22  -  -  -  -42  -28  -22  Total operating expenses adjusted  440  488  438  445  394  410  449  431  422  416  394  495  335  423  446  1,698  1,663  1,699  Pre-tax income/loss (-) reported  70  110  59  107  35  78  149  149  39  135  -62  -477  65  145  -47  369  261  -314  Total adjustments  17  31  30  14  16  10  2  -6  15  -8  27  402  -  -  -  42  28  402  Pre-tax income/loss (-) adjusted  87  141  89  121  51  88  151  143  54  127  -35  -75  65  145  -47  411  289  88

 29  December 12, 2018  Reconciliation of adjustment items (8/11)  Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.   1 Excludes net revenues and total operating expenses for Swisscard of CHF 75 mn and CHF 62 mn, respectively 2 Excludes net revenues and total operating expenses for Swisscard of CHF 73 mn and CHF 61 mn, respectively 3 Excludes net revenues and total operating expenses for Swisscard of CHF 148 mn and CHF 123 mn, respectively    SUB, IWM, APAC WM&C and IBCM in CHF mn                                      3Q18  2Q18  1Q18  4Q17  3Q17  2Q17  1Q17  4Q16  3Q16  2Q16  1Q16  4Q15  3Q15  2Q151  1Q152  2017  2016  20153  Net revenues reported  3,693  3,971  4,025  3,873  3,586  3,739  3,770  3,832  3,696  3,480  3,325  3,455  3,207  3,523  3,233  14,968  14,333  13,418  Real estate gains  -15  -  -  -  -  -  -  -74  -346  -  -  -72  -  -23  -  -  -420  -95  Gains (-)/losses on business sales  5  -  -73  28  -  -  -  -  -  -  -  -34  -  -  -  28  -  -34  Net revenues adjusted  3,683  3,971  3,952  3,901  3,586  3,739  3,770  3,758  3,350  3,480  3,325  3,349  3,207  3,500  3,233  14,996  13,913  13,289  Provision for credit losses  50  61  43  35  34  56  22  51  55  28  14  35  74  43  22  147  148  174  Total operating expenses reported  2,504  2,646  2,671  2,729  2,563  2,542  2,703  2,757  2,504  2,509  2,519  3,956  2,445  2,502  2,450  10,537  10,289  11,353  Goodwill impairment  -  -  -  -  -  -  -  -  -  -  -  -826  -  -  -  -  -  -826  Restructuring expenses  -73  -97  -87  -33  -50  -15  -94  -12  -56  -12  -76  -101  -  -  -  -192  -156  -101  Major litigation provisions  -3  -29  -48  -38  -20  -12  -27  -26  19  -  -  -259  -50  -  10  -97  -7  -299  Total operating expenses adjusted  2,428  2,520  2,536  2,658  2,493  2,515  2,582  2,719  2,467  2,497  2,443  2,770  2,395  2,502  2,460  10,248  10,126  10,127  Pre-tax income/loss (-) reported  1,139  1,264  1,311  1,109  989  1,141  1,045  1,024  1,137  943  792  -536  688  978  761  4,284  3,896  1,891  Total adjustments  66  126  62  99  70  27  121  -36  -309  12  76  1,080  50  -23  -10  317  -257  1,097  Pre-tax income/loss (-) adjusted  1,205  1,390  1,373  1,208  1,059  1,168  1,166  988  828  955  868  544  738  955  751  4,601  3,639  2,988    SUB, IWM, APAC WM&C and IBCM in CHF mn            9M18  9M17  9M16  9M153    Net revenues reported  11,689  11,095  10,501  9,963    Real estate gains  -15  -  -346  -23    Gains (-)/losses on business sales  -68  -  -  -    Net revenues adjusted  11,606  11,095  10,155  9,940

 30  December 12, 2018  Reconciliation of adjustment items (9/11)  Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.   WM-related2 in CHF mn        9M18  9M17  9M16  9M151  9,987  9,521  9,103  8,596  -15  -  -346  -23  -68  -  -  -  9,904  9,521  8,757  8,573  135  81  77  139  6,377  6,527  6,266  6,193  -179  -131  -110  -  -80  -59  19  -40  6,118  6,337  6,175  6,153  3,475  2,913  2,760  2,264  176  190  -255  17  3,651  3,103  2,505  2,281  1 Excludes net revenues and total operating expenses for Swisscard of CHF 148 mn and CHF 123 mn, respectively 2 Refers to SUB, IWM and APAC WM&C    SUB in CHF mn          9M18  9M17  9M16  9M151  Net revenues reported  4,191  4,078  4,360  4,078  Real estate gains  -15  -  -346  -23  Gains (-)/losses on business sales  -37  -  -  -  Net revenues adjusted  4,139  4,078  4,014  4,055  Provision for credit losses  100  60  45  95  Total operating expenses reported  2,464  2,686  2,672  2,697  Restructuring expenses  -80  -61  -63  -  Major litigation provisions  -2  -42  -  -  Total operating expenses adjusted  2,382  2,583  2,609  2,697  Pre-tax income/loss (-) reported  1,627  1,332  1,643  1,286  Total adjustments  30  103  -283  -23  Pre-tax income/loss (-) adjusted  1,657  1,435  1,360  1,263  IWM in CHF mn        9M18  9M17  9M16  9M15  4,012  3,747  3,399  3,379  -  -  -  -  -31  -  -  -  3,981  3,747  3,399  3,379  19  13  14  12  2,698  2,723  2,595  2,620  -82  -59  -38  -  -  -17  19  -40  2,616  2,647  2,576  2,580  1,295  1,011  790  747  51  76  19  40  1,346  1,087  809  787  APAC WM&C in CHF mn        9M18  9M17  9M16  9M15  1,784  1,696  1,344  1,139  -  -  -  -  -  -  -  -  1,784  1,696  1,344  1,139  16  8  18  32  1,215  1,118  999  876  -17  -11  -9  -  -78  -  -  -  1,120  1,107  990  876  553  570  327  231  95  11  9  -  648  581  336  231

 31  December 12, 2018  Reconciliation of adjustment items (10/11)  Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.         2017  2016  2015  1,182  1,693  2,333  -  -  -  -  -  -  1,182  1,693  2,333  -  -3  4  1,252  1,460  1,784  -  -  -310  -42  -39  -2  -  -  -  -  -  -  1,210  1,421  1,472  -70  236  545  42  39  312  -28  275  857  GM in CHF mn        9M18  9M17  9M16  9M15  4,015  4,388  4,232  5,656  4,015  4,388  4,232  5,656    APAC Markets in CHF mn          9M18  9M17  9M16  9M15  Net revenues reported  932  923  1,391  1,874  Real estate gains  -  -  -  -  Gains (-)/losses on business sales  -  -  -  -  Net revenues adjusted  932  923  1,391  1,874  Provision for credit losses  11  -  -3    Total operating expenses reported  847  940  1,099    Goodwill impairment  -  -  -    Restructuring expenses  -18  -29  -25    Major litigation provisions  -  -  -    Expenses related to business sales  -  -  -    Total operating expenses adjusted  829  911  1,074    Pre-tax income/loss (-) reported  74  -17  295    Total adjustments  18  29  25    Pre-tax income/loss (-) adjusted  92  12  320    GM in CHF mn      2017  2016  2015  5,551  5,497  6,826  -  -  -  -  -  -  5,551  5,497  6,826  31  -3  10  5,070  5,452  8,747  -  -  -2,661  -150  -217  -96  -  -7  -231  -8  -  -  4,912  5,228  5,759  450  48  -1,931  158  224  2,988  608  272  1,057  1 Refers to GM and APAC Markets  Markets activities1 in CHF mn        9M18  9M17  9M16  9M15  4,947  5,311  5,623  7,530  4,947  5,311  5,623  7,530      Net revenues reported  Net revenues adjusted  Markets activities1 in CHF mn        2017  2016  2015    6,733  7,190  9,159    -  -  -    -  -  -    6,733  7,190  9,159    31  -6  14    6,322  6,912  10,531    -  -  -2,971    -192  -256  -98    -  -7  -231    -8  -  -    6,122  6,649  7,231    380  284  -1,386    200  263  3,300    580  547  1,914    SUB PC in CHF mn  SUB C&IC in CHF mn  9M18  9M18  2,249  1,942  -15  -  -19  -18  2,215  1,924  34  66  1,433  1,031  -  -  -56  -24  -  -2  -  -  1,377  1,005  782  845  22  8  804  853

 32  December 12, 2018  Reconciliation of adjustment items (11/11)  Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.   SRU in USD mn      2017  2016  2015  -905  -1,285  557  -  -4  -  -39  6  -  -944  -1,283  557  31  115  138  1,243  4,353  3,130  -  -  -  -59  -123  -158  -275  -2,646  -295  -  -  -  909  1,584  2,677  -2,179  -5,753  -2,711  295  2,771  453  -1,884  -2,982  -2,258    IBCM in USD mn                9M18  9M17  9M16  9M15  2017  2016  2015  Net revenues reported  1,752  1,609  1,432  1,439  2,182  2,001  1,857  Net revenues adjusted  1,752  1,609  1,432  1,439  2,182  2,001  1,857  Provision for credit losses  19  32  21  -  31  20  -  Total operating expenses reported  1,489  1,309  1,291  1,268  1,775  1,713  2,170  Goodwill impairment  -  -  -  -  -  -  -384  Restructuring expenses  -81  -29  -35  -  -43  -29  -22  Total operating expenses adjusted  1,408  1,280  1,256  1,268  1,732  1,684  1,764  Pre-tax income/loss (-) reported  244  268  120  171  376  268  -313  Total adjustments  81  29  35  -  43  29  406  Pre-tax income/loss (-) adjusted  325  297  155  171  419  297  93    GM in USD mn      2017  2016  Net revenues reported  5,662  5,575  Real estate gains  -  -  Gains (-)/losses on business sales  -  -  Net revenues adjusted  5,662  5,575  Provision for credit losses  32  -4  Total operating expenses reported  5,172  5,522  Goodwill impairment  -  -  Restructuring expenses  -154  -220  Major litigation provisions  -  -7  Expenses related to business sales  -8  -  Total operating expenses adjusted  5,010  5,295  Pre-tax income/loss (-) reported  458  57  Total adjustments  162  227  Pre-tax income/loss (-) adjusted  620  284

 Notes (1/2)  33  December 12, 2018  For reconciliation of adjusted to reported results, refer to the Appendix of this Investor Day 2018 presentationThroughout the presentation rounding differences may occurUnless otherwise noted, all CET1 ratio, Tier 1 leverage ratio, risk-weighted assets and leverage exposure figures shown in this presentation are as of the end of the respective period and on a “look-through” basisGross and net margins are shown in basis pointsGross margin = (adj.) net revenues annualized / average AuM; net margin = (adj.) pre-tax income annualized / average AuMMandate penetration reflects advisory and discretionary mandate volumes as a percentage of AuM, excluding those from the external asset manager business  General notes  Specific notes  * Our cost savings program, until the end of 2018, is measured using an adjusted operating cost base at constant 2015 FX rates. “Adjusted operating cost base at constant FX rates” includes adjustments as made in all our disclosures for restructuring expenses, major litigation provisions, expenses related to business sales and a goodwill impairment taken in 4Q15 as well as adjustments for debit valuation adjustments (DVA) related volatility, FX and for certain accounting changes (which had not been in place at the launch of the cost savings program). Adjustments for certain accounting changes have been restated to reflect grossed up expenses in the Corporate Center and, starting in 1Q18, also include adjustments for changes from ASU 2014-09 “Revenue from Contracts with Customers”, which is described further in our 1Q18, 2Q18 and 3Q18 financial reports. Adjustments for FX apply unweighted currency exchange rates, i.e., a straight line average of monthly rates, consistently for the periods under review. Starting from 1Q19, we intend to express our operating cost base at constant 2018 FX rates and to adjust for significant litigation costs, expenses related to business and real estate sales as well as DVA related volatility, but not for restructuring expenses and certain accounting changes. Adjustments for FX will continue to apply unweighted currency exchange rates.† Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using (adjusted) income / (loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital. ‡ Return on tangible equity is based on tangible equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.° Tangible book value is a non-GAAP financial measure and is equal to tangible equity attributable to shareholders. Tangible book value per share is a non-GAAP financial measure, which is calculated by dividing tangible equity attributable to shareholders, a non-GAAP financial measure, by total number of shares outstanding. Tangible equity attributable to shareholders, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total equity attributable to shareholders as presented in our balance sheet. Management believes that tangible book value per share is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired. For end-3Q18, tangible equity excluded goodwill of CHF 4,736 mn and other intangible assets of CHF 214 mn from total shareholders’ equity of CHF 42,734 mn as presented in our balance sheet. For end-2017, tangible equity excluded goodwill of CHF 4,742 mn and other intangible assets of CHF 223 mn from total shareholders' equity of CHF 41,902 mn as presented in our balance sheet. For end-2Q15, tangible equity excluded goodwill of CHF 8,238 mn and other intangible assets of CHF 205 mn from total shareholders' equity of CHF 42,642 mn as presented in our balance sheet. Shares outstanding were 2,552.4 mn at end-3Q18, 2,550.3 mn at end-2017 and 1,632.4 mn at end-2Q15.

 Notes (2/2)  34  December 12, 2018  Abbreviations  Adj. = Adjusted; AI = Artificial Intelligence; AM = Asset Management; AML = Anti-Money Laundering; APAC = Asia Pacific; ARU = Asset Resolution Unit;AT1 = Additional Tier 1; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BEAT = Base Erosion and Anti-Abuse Tax; BIS = Bank for International Settlements; bps = basis points; CAGR = Compound Annual Growth Rate; CBG = Corporate Bank Group; CCAR = Comprehensive Capital Adequacy Review; CCRO = Chief Compliance and Regulatory Affairs Officer; CDX HY = High-yield credit default swap index; CET1 = Common Equity Tier 1; CIC = Corporate & Institutional Clients; CIF = Customer/Client Information File; CIO = Chief Investment Officer; Corp. Ctr. = Corporate Center; CtB = Change the Bank; CVA = Credit Valuation Adjustment; DCM = Debt Capital Markets; DoJ = Department of Justice; DTA = Deferred Tax Assets; DVA = Debit Valuation Adjustments; EAM = External Asset Manager; EBITDA = Earnings Before Interest Taxes Depreciation and Amortization; ECM = Equity Capital Markets; EM = Emerging Markets; EMEA = Europe, Middle East & Africa; EQ = Equities; ERP = Enterprise Resource Planning; Est. = Estimate; EU = European Union; FICC = Fixed Income, Currencies & Commodities; FINMA = Swiss Financial Market Supervisory Authority FINMA; FLP = Fund Linked Products; FRTB = Fundamental Review of the Trading Book; FTE = Full-time employee; FX = Foreign Exchange; GDP = Gross Domestic Product; GM = Global Markets; G10 = Group of Ten; HKEX = Hong Kong Exchange; IBCM = Investment Banking & Capital Markets; IBD = Investment Banking Department; IC = Investment Consultant; ICBC = Industrial and Commercial Bank of China; ICBCCS = ICBC Credit Suisse Asset Management Co. Ltd; IG = Investment Grade; IMF = International Monetary Fund; IMM = Internal Model Method; IP = Investor Products; IPO = Initial Public Offering; IPRE= Interest Producing Real Estate; IRB = Internal Ratings Based; IS&P = Investment Solutions and Products; IT = Information Technology; ITS = International Trading Solutions; IWM = International Wealth Management; JV = Joint Venture; LBO = Leveraged Buyout; LE = Leverage Exposure; LSC = Large Swiss Corporates; LTM = Last Twelve Months; M&A = Mergers & Acquisitions; MD(R) = Managing Director; Mgmt. = Management; MI = Management Information; MifiD II = Markets in Financial Instruments Directive II; Mkts = Markets; NNA = Net new assets; OCC = Office of the Comptroller of the Currency; Op Risk = Operational Risk; PB = Private Banking; PB&WM = Private Banking & Wealth Management; PC = Private Clients; PEP = Politically Exposed Person; pp = percentage points; PTI = Pre-tax income; PWMC = Private & Wealth Management Clients; RM = Relationship Manager(s); RMBS = Residential Mortgage Backed Securities; RoRC = Return on Regulatory Capital; RoTE = Return on Tangible Equity; RPA = Robotic Process Automation; RtB = Run the Bank; RWA = Risk-weighted assets; SA-CCR = Standardized Approach to Counterparty Credit Risk; SME = Small and Medium-Sized Enterprises; SMG = Systematic Market-Making Group; SoW = Share of Wallet; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; TBTF = Too Big To Fail; TBV(PS) = Tangible Book Value (per Share); (U)HNW(I) = (Ultra) High Net Worth (Individuals); US GAAP = United States Generally Accepted Accounting Principles; U/W = Underwriting; VaR = Value-at-Risk; VIX = Volatility Index; WM = Wealth Management; WM&C = Wealth Management & Connected; YoY = Year over year; YTD = Year to Date

 Thomas Gottstein CEO Swiss Universal BankIqbal Khan CEO International Wealth ManagementHelman Sitohang CEO Asia PacificDecember 12, 2018  Credit Suisse Investor Day 2018Growth in Wealth Management

 Disclaimer  2  December 12, 2018  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Cautionary statement regarding forward-looking statementsThis presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 and in the “Cautionary statement regarding forward-looking information" in our media release relating to Investor Day, published on December 12, 2018 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information. Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in the Appendix of the CEO and CFO Investor Day presentations, published on December 12, 2018. All Investor Day presentations are available on our website at www.credit-suisse.com.Many of our references to estimates, ambitions, objectives and targets for revenues, operating expenses, operating cost base, pre-tax income and return on regulatory capital are on an adjusted basis as well. These adjusted numbers, return on tangible equity and tangible book value per share are non-GAAP financial measures. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measure is unavailable without unreasonable efforts. Adjusted results exclude goodwill impairment, major litigation charges, real estate gains and other revenue and expense items included in our reported results, which are unavailable on a prospective basis. Tangible equity excludes goodwill and other intangible assets from shareholders’ equity, all of which are unavailable on a prospective basis. Tangible book value per share excludes the impact of any dividends paid during the performance period, share buybacks, own credit movements, foreign exchange rate movements and pension-related impacts, all of which are unavailable on a prospective basis.Statement regarding capital, liquidity and leverageAs of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The look-through tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.SourcesCertain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

 Thomas Gottstein, CEO Swiss Universal BankDecember 12, 2018  Credit Suisse Investor Day 2018Swiss Universal Bank

 4  December 12, 2018  Key messages  Keypriorities    Progress since2015    Wayforward    Further strengthen our leading position as a universal bank in SwitzerlandBuild on our unique offering as The Bank for EntrepreneursContinue to transform our business through digitalizationImprove client satisfaction and client retentionEnhance our offering for the Next Generation across client segments  11 consecutive quarters of YoY adjusted PTI growth with acceleration in 2018Step change in profitability and cost efficiencySignificant growth in client business volumes across private, corporate and institutional clients  Grow from a position of strength in our Bank for Entrepreneurs and corporate franchiseDrive further growth in U/HNW and Entrepreneurs & Executives (E&E) through our integrated offeringFurther invest in platform technology for institutional clients (pension funds, financial institutions and external asset managers)Continue to drive positive operating leverage through digital transformation  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix   Swiss Universal Bank

 5  December 12, 2018  Switzerland – a strong and resilient economy…   Swiss economy expected to maintain its steady growth… GDP (in USD k) per capita2  1 Source: Credit Suisse Global Wealth Databook 2018 (USD/CHF exchange rate of 0.98 applied) 2 Source: International Monetary Fund as of December 7, 2018 (USD/CHF exchange rate of 0.98 applied) 3 Source: State Secretariat for Economic Affairs as of October, 2018 4 Measured by 2017 government gross debt as % of GDP based on data from IMF 5 Source: World Talent Ranking 2018 (Institute for Management Development)6 Source: Global Innovation Index 2018 (Cornell University, INSEAD and WIPO, 2018)  …with a stable unemployment rate at low levels…3  Population1 8.5 mnTotal wealth1 CHF 3.5 tnGDP per capita2 CHF 78 k  ...and supported by leading indicators    Fiscal discipline4    World talent pool5    Innovation6                                                                                      42%  64%  88%  97%  #1  #2  #3  #4  #1  #2  #3  #4  Swiss Universal Bank

 6  December 12, 2018  …requiring sophisticated banking services for a growing client asset base  1 Source: Credit Suisse Global Wealth Databook 2018 2 Source: Swiss National Bank as of December 3, 2018 3 Source: Pension Fund statistics by the Federal Statistical Office as of September 7, 2018  Corporate Clients –Lending continuously growingCredit lines for companies in Switzerland2, in CHF bn  Institutional Clients –Pension fund assets increasingTotal assets of Swiss pension funds3, in CHF bn   +15%   +24%  Private Clients – Highest millionaire density globally % of households with financial wealth USD >1 mn1  Swiss Universal Bank

 7  December 12, 2018  Strong PTI performance over the last three years  Adjusted pre-tax incomein CHF bn  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix 1 Excludes Swisscard consolidation impact of CHF 25 mn in 1H15 2 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates  CAGR ~12%  9M18  1  2  Swiss Universal Bank

 8  December 12, 2018  11th consecutive quarter of YoY PTI growth and a step change in cost/income ratio and RoRC  +16%  +4%  +10%  +2%  +10%  +6%  +8%  +13%  Adjusted pre-tax income in CHF mn  Adjusted cost/income ratio  Adjusted return on regulatory capital (RoRC†)  Q4  Q3  Q2  Q1  Note: All figures on adjusted basis. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix 1 Excludes Swisscard consolidation impact of CHF 12 mn and CHF 13 mn in 1Q15 and 2Q15, respectively 2 Excludes net revenues and total operating expenses for Swisscard of CHF 148 mn and CHF 123 mn, respectively  1,657  +15%  +15%  +17%  2  2  1  Swiss Universal Bank

 9  December 12, 2018  A leading Swiss bank in terms of efficiency  Source: The Boston Consulting Group Benchmarking 20181 Excludes net revenues and total operating expenses for Swisscard of CHF 148 mn and CHF 123 mn, respectively 2 Swiss Universal Bank  Cost/income ratio 1H18Compared to domestic peer group  Cost/income ratio 2015Compared to domestic peer group  SUB2  SUB2  Swiss Universal Bank

 10  December 12, 2018  Outgrowing the market in client business volume, driving recurring revenue growth  Private Clients business volume in CHF bn  Corporate & Institutional Clients business volume in CHF bn  AuM  AuC1  Net loans   ~ +16%   ~ +10%  1 Includes commercial assets and transactional accounts  Strong AuM/AuC growth driven by positive NNA and market performanceNNA, especially in our U/HNW and E&E franchises, offer opportunity for diversification of client assets and early involvement of Next GenerationModerate loan growth across mortgage and lombard (including single-stock)  Strong AuM growth momentum from large institutional clients, driven by positive NNA and by market performance Global connectivity with AM, IBCM and ITS as a key differentiator across our franchiseContinued risk discipline, especially in IPRE, and innovative balance sheet velocity measures resulting in stable loan volumes  +97bn / +12%  Swiss Universal Bank

 11  December 12, 2018  Leading and well balanced franchises across all client segments  Adj. PTI 9M18CHF 1,657 mn  #2 position for small- & mid-sized enterprises (SME)1Providing dedicated offering to >40k corporatesEfficient standardized coverage of >60k SMEs in business centers#1 position for large Swiss corporates (LSC)1 with dedicated joint coverage with Investment Banking  Corporate Banking  Serving >1.5 mn private clients through 148 branches, 4 contact centers and 3 subsidiaries#2 position for UHNW and HNW clients1#3 position for retail and affluent clients1Three main subsidiaries: Neue Aargauer Bank (100%), Bank-now (100%) and Swisscard (50%)Solid growth momentum, especially in the U/HNW and E&E client segments as well as in Kids Banking  Private Clients  #1 platform for institutional clients1, including leading SoW with top 20 pension funds in SwitzerlandLeading for financial institutions business in Switzerland#2 offering for External Asset Managers1High return on regulatory capital  Institutional Clients  #1 Investment Banking franchise in Switzerland with SoW of 15% YTD2:#1 position in M&A3#1 position in ECM3#1 position in DCM for 28 consecutive years4ITS: A leading provider across major asset classes (Fixed income, Equity, FX) in Switzerland  Investment Banking & ITS  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix 1 Source: The Boston Consulting Group (based on revenues in 2017) 2 Source: Dealogic as of November 29, 2018 3 Source: Dealogic, January 1, 2011 – September 26, 2018 4 Thomson Reuters IFR, 1990 - 2017  Swiss Universal Bank

 12  December 12, 2018  Client example – Strength of our integrated franchise    Private client relationship  Initial situationClient Long-standing client in Corporate Banking (SME) with major shareholderNeed Advice regarding plans to broaden shareholder basis and raising capital for growth  Year 1    Corporate coverage  IPO process managed by IB Switzerland  Employee share plan (ESOS) with Corporate Banking  Company onboarded in Corporate Banking (SME)  SME coverage introduced client to Investment Bank  IPO liquidity (NNA) with Premium Clients and several follow-on transactions  Major shareholder onboarded in Premium Clients  Regular client meetingsabout asset allocation and investment opportunities  Offered solutions  Highlights / CollaborationComprehensive offering covering the full life cycle of the client’s business and personal needs Various follow-up transactions increasing activity and deepening client relationshipConnectivity with ITS and global linkage with IBCM  ongoing  300 new relationships with private banking                 Year 11  Swiss Universal Bank

 13  December 12, 2018  Key priorities Swiss Universal Bank in 2019 and beyond  Corporate & Investment BankingContinued share of wallet gains through:Our unique value proposition for Corporates and EntrepreneursInnovation (e.g., mid market lending, private equity) and digitalizationPrivate ClientsDrive targeted investments in people, technology and marketing: Continuously develop leading service for UHNWI and family officesCapture growth in HNW and E&E segmentsFurther develop Next Generation opportunityInstitutional ClientsFurther invest in platform to drive market share gains addressing the needs of: Pension FundsFinancial InstitutionsExternal Asset Managers   Grow from a position of strength  Operational and service excellenceContinue to enhance our digital capabilities, increasing efficiency and self service capabilities, mainly in retail / affluent and SMEsFurther improve RMs’ digital tools and advanced analytics Complete front-to-back digitalization for client onboarding and product offering while continuing to optimize our branch networkMaintain technology leadership in Compliance Client coverageIntroduce differentiated client coverage aligned to needs and behavior, incl. attractive Next Generation digital offering  Actively drive business transformation  Swiss Universal Bank

 14  December 12, 2018  Bank for Entrepreneurs – Build on our unique value proposition  Bank for Entrepreneur ecosystem  Focus on capturing incremental share across SMEs, large corporates as well as U/HNW client segmentsFoster collaboration between corporate clients, investment banking, E&E, premium and institutional clientsSelectively hire coverage employees in SME, large Swiss corporates and investment bankingLeverage Bank for Entrepreneurs ecosystem and further invest in digital offeringDrive digitalization and automation to better service lower SME and trade finance segments  Ecosystem  Grow  Transform                  Startups.ch  Top 100 Startups  SVC          Bundles  Trading/Foreign Exchange  Direct Business  Employee participations  Asset Management            1e Pension  SVC Ltd. for Risk Capital for SMEs  Pre-IPO Placements  ECM/IPOs  Introductions  M&A/Escrow  OpportunityNet  Tax Planning  Corporate Account Investing  Digital shares  Wealth Structuring  Distribution Strategy        Regional Entrepreneur events  Mature  Grow  Venture             Investments / Global Custody      Switzerland Innovation        Debt Capital Markets  Mid Market Lending  Conventional ‘Swiss’ Lending  Swiss ABS            Structured Finance    Corporate Leasing                    Private Financing    Kickstart Accelerator      Factoring                        Payments                Succession Planning        Switzerland Global Enterprise  Cash Management/Fides      Equity and M&A  Owner  Cash and Transacting  Debt Financing  Swiss Universal Bank

 15  December 12, 2018  U/HNW and E&E –Increase share of wallet by continuous investments                                                                                      Grow share of wallet with focus on top clientsExtend RM/Strategic Advisor/Specialist coverage modelExpand family solutions: Build relationship with Next Generation at early stageLeverage existing market-leading Premium Clients offering for HNW and E&E client segments  UHNW client business volume3  9M15  9M18  1 Source: The Boston Consulting Group Global Wealth 2018 2 Source: McKinsey Ultra High Net Worth Survey 3 Assets under Management, Assets under Custody incl. commercial assets & transactional accounts and net loans  Swiss UHNW assets growing with 5% p.a.1 75% of the UHNW clients are banking with more than 4 partners2Increasing institutionalization of UHNW clients   +50%  Grow  Transform  Swiss Universal Bank

 16  December 12, 2018  Institutional Clients –Continue to grow market share  Gain market share with clear focus on large and mid-sized clientsStrengthen client coverage to grow and serve largest, most sophisticated clientsInvest in IT platform to ensure competitive offering, customized connectivity and digital processes/interfacesStrengthen collaboration and enable growth across Asset Management, ITS and IBCM      SolutionsFull offering incl. AM, GM and technology    PlatformOffering delivery, client connectivity, process efficiency    CoverageLeading RM/specialist base to advise largest sophisticated clients    Institutional Market(Pension Funds, Financial Institutions and External Asset Managers)  Leading market positionin all businesses    Structural market growth2-4% growth p.a. from asset cycle and Swiss financial center1    Top client focus in consolidating marketHave edge with largest/complex clients in rapidly consolidating market    Concentrated competition            Grow  Transform  High Touch / High Tech Service Model  Growth opportunities          1 Macroeconomic Forecast (MEF) provided by Credit Suisse Economic Research  Swiss Universal Bank

 17  December 12, 2018  Transformation journey already delivered significant cost benefits  Adjusted operating expensesin CHF bn  Consolidated online banking infrastructure for private and corporate clients80%+ of new private clients are digitally onboarded Deployment of robotics for standard processes in business centers improving workforce efficiency by 24% over the last 12 monthsReduced number of branches by 30% over the last 5 yearsDigital legal entity onboarding in roll-out phase, providing opportunity for further efficiency gains  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix 1 Excludes Swisscard operating expenses of CHF 123 mn in 1H15 2 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates  Grow  Transform  ~ -0.5 bn2  2  1  Swiss Universal Bank

 18  December 12, 2018  Transformation expected to include significant revenue opportunities  Transformation of the current operating modelPrivate Banking for sophisticated clients needs with dedicated RM and specialist coverageDigital Banking for standard banking needs predominantly based on self serviceLeverage advanced analytics to drive client activity and product salesUsing big data for automated lead generation and early warning for retention cases  Grow  Transform    From asset-based client segments to a need-based segmentation  Retail  HNWI / E&E  Affluent  Private Banking‘High Touch’  Digital Banking‘High Tech’    Swiss Universal Bank

 19  December 12, 2018  Our digitalization roadmap is geared towards client solutions and efficiency        2019 and beyond  1Q18  2Q18  3Q18  4Q18  Processes  Client solutions    SME bundles and start-up account    Credit Suisse Direct Advisor    Digital AdvisoryLombard simulator and algo-based investments    Limited companies (LLCs, PLCs)    Rollout to IWM has started    Client identificationIntegrated compliance workflows    Digital onboarding workflowsOn-glass signatures  Digital onboarding and self servicingHybrid solutions for complex onboardings and self service journeys  Credit Suisse Direct AdvisorRollout to full RM population incl. Corporate & Investment Banking    Credit Suisse DirectNew, integrated online banking, decommissioning of old application    Online leasingFor corporate clients    Financial statement upload, offer and pricing    Digital mortgagesOnline renewal of standard mortgages    Online and mobile bankingCore mobile journeys  Advanced analyticsPersonalized notifications and recommenders      Further end-to-end digitalization of credit process        Credit digitalization  Digital onboarding  RM workbench roll-out starts with SUB HNWI business  Grow  Transform  Swiss Universal Bank

 20  December 12, 2018  Summary  Strong financial performance with adj. PTI growth of >35%since 20151Step change in profitability and cost efficienciesLeading franchises across private, corporate and institutional clients with strong growth momentum in client business volumeUnique offering as The Bank for EntrepreneursOpportunity to continue profitable growth and clear priorities to transform business model in 2019 and beyond  1 Based on adj. PTI estimate for 2018 vs. FY2015. 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates  Highlights  Above market growthin revenues & client business volumeCost/income ratio<60%Return on Regulatory Capital>18%  Mid-term ambition  Swiss Universal Bank

 Iqbal Khan, CEO International Wealth ManagementDecember 12, 2018  Credit Suisse Investor Day 2018International Wealth Management

   22  December 12, 2018  Key messages  International Wealth Management    Progress since lastInvestor Day    Wayforward    Leading Bank for Wealth Management across emerging markets and Europe; acknowledged by EuromoneySpecialized Asset Manager with top-tier investment franchises and global distributionContinued focus on compliant profitable growth  Consistent strategy execution with revenue growth and self-funded investmentsSignificant step change in profitability and on track to deliver CHF 1.8 bn adjusted PTI in 2018Advising clients to optimize their investment portfolios, leveraging our full capabilities across the bank  Intensify collaboration across the firm to create differentiated client value and gain share of walletFurther drive regionalization to shorten time-to-market and to further focus on local opportunitiesBuild up scale in our business, improving processes front-to-back and fully utilizing digital capabilities  International Wealth Management

   23  December 12, 2018  Adjusted PTI up 80% from 2015  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix1 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates  1.0  1.1  1.5  1.7 - 1.8  IWM Adjustedpre-tax incomein CHF bn  9M  4Q  Adjusted net revenuesin CHF bn  Adjusted operating expensesin CHF bn  Adjusted RoRC†  4.5  5.4  3.5  3.6  22%  32%  2015  3Q18 LTM  +80%  +18%  +2%  +10 pp    1  International Wealth Management

   24  December 12, 2018  PB PTI up 61% since 2015 driven by 19% revenue growth; strong NNA and mandate sales  Adjusted net revenuesin CHF bn  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix 1 1Q16 through 3Q18  3.2  3.8    Strong revenue growth across geographies, client segments and revenue categoriesStrong net new asset inflows (CHF 45 bn1), following net outflows in 2015Controlled lending growth (CHF 8 bn1), responding better to clients’ financing needsMandate net sales of CHF 28 bn1 penetration up 4 pp to 33%Quality RM hiring in targeted growth markets, replacing ~30% of client facing employeesSignificantly strengthened risk andcompliance standards  0.8  1.3  +19%  +61%  Adjustedpre-tax incomein CHF bn        Adjusted cost/income ratio  74%  64%  Net new assets  CHF 45 bn cumulative NNA1, annual growth rate of 5%  International Wealth Management

   25  December 12, 2018  AM PTI up 125% with 25% growth in management fees  Adjusted net revenuesin CHF bn  Net new assets  CHF 47 bn cumulative NNA1, annual growth rate of 5%  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix 1 1Q16 through 3Q18  Adjustedpre-tax incomein CHF bn  0.2  0.4  Management fees  Otherrevenues    1.3  1.5  +16%  +25%    +125%    Transitioned business away from investments and partnership income to management fee businessBuilt out of recurring management fees from fully owned operating businessesStrong net new assets inflow with CHF 14 bn sales distributed via PB1Expansion of market-leading, higher-margin businessesSharp improvement of cost/income ratio through strict cost discipline  Adjusted cost/income ratio  86%  73%  International Wealth Management

   26  December 12, 2018  Strong execution since 2015 with substantial potential ahead  DeliverClient Value  EnhanceClient Proximity  IncreaseClient Time  Objectives  Focus beyond 2018  Well progressed  Program in execution  Collaboration  Strong foundation built        Regionalization  Scale  Progress since 2015  Leveraged lending capabilities  Deployed AMproduct expertise  Utilized investment engine  Expanded strategic client franchise  Intensifiedstrategic hiring  Evolved and sharpened footprint  Automate front-to-back processes  Improve client / RM experience  StrengthenedRisk & Compliance  International Wealth Management

   27  December 12, 2018  Advising clients to optimize their investment portfolios  Over one third of clients with sub-optimal investment portfolios    Key measures to reach ambition  Opportunity to help clients optimize their investment portfoliosFocus on transitioning to discretionary or advisory mandates; ambition to increase share of AuM to >40%~20 bps gross margin differential of mandate vs.non-mandate portfolios  1 Comparison of risk-return profile of IWM advisory portfolios vs. the respective Strategic Asset Allocation. Sample: ~26k IWM advisory portfolios with 12 months of risk/return figures (June 30 2017 through June 30 2018)  PB portfolios risk-return profile vs. House View benchmark1 % of portfolios  Collaborate  Regionalize  Scale  Leverage bank-wide House View to benefit for our clients and the bank    Portfolios with higher risk and lower return vs. Strategic Asset Allocation as per House View  37%  International Wealth Management

   28  December 12, 2018  Investment SolutionsAsset Management  64  53  AM AuM from PB channel  Structured & FX solutions and financingITS  Collaboration revenues  Collaborate  Regionalize  Scale  M&A and access to capital marketsIBCM  Collaboration revenues (IWM & IBCM)  72  68  International one-stop-shop to serve our clients  Priority: Dedicated product specialists embedded in PB coverage to help service client demand   Products: Tailored solutions for PB clients taking into account regional aspects  Pricing: Focus on total client contribution with aligned internal incentives  +80%  +21%  +6%  International Wealth Management

     29  December 12, 2018  Less managerial layers lead to more focus…  Focus on lean organization and local empowerment since 2015…     …continued with further regionalization in 2018  Provide more local empowerment and accountabilityStrengthen regional expertise and increase market focusShorter time-to-marketSupports driving efficiencies  Source: Investor Day 2015  Collaborate  Regionalize  Scale  International Wealth Management

   30  December 12, 2018  …and better results with regionalized accountability  Note: AuM data rounded to nearest 5 bn; NNA rounded to the nearest 0.5 bn; Cross-regional entry-HNWI segment not shown 1 CAGR from end 2015 to 3Q18 LTM; Northern Europe PTI CAGR calculated from end 2017 to 3Q18 LTM  Collaborate  Regionalize  Scale  Credit Suisse  AuM end 3Q18  AuM end 2015  Net revenue growth1  Pre-tax income growth1  Euromoney Awards  “Best Bank for Wealth Management 2018”   Double-digit growth  Single-digit growth    Emerging Markets        Mature Markets  1st  1st      15 bn  10 bn                                                                                                                                                                                                                    Africa & NRI    11%    70 bn  55 bn    Middle East & Turkey                                                                                                                                                                                                                      14%      25 bn  25 bn                                                                                                                                                    Latin America    -3%      45 bn  35 bn                                                                                                                                                    Brazil    14%      50 bn  35 bn    Emerging Europe                                                                                              9%      75 bn  55 bn    2%      65 bn  55 bn    -1%  1st  1st    Northern Europe                                                                                                              SouthernEurope  International Wealth Management

   31  December 12, 2018  Improving client and RM experience while delivering scale  Collaborate  Regionalize  Scale  Streamlined Client Onboarding  Digital Advisory  Automated Lombard Lending  Selected examples of roll-outs in 2019           Digital onboarding for 25+ countriesPaperless straight-through processHigher-quality client data collection  Algorithm-based portfolio constructionReal-time product applicability checksEvent triggered trade recommendations  Integrated loan scenario simulationReal-time review/approval processesSelf-service loan application capability        Ambition  Ambition  Ambition  Simple opening in 24 hours;Complex in 5 days  Straight-through processing of standard business  Optimized investment proposalin real-time  International Wealth Management

   32  December 12, 2018  A strong franchise with an attractive growth outlook  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix 1 2015 to 3Q18 LTM for revenues and 2015 to 3Q18 for NNA 2 Euromoney 2018 3 Swiss Funds & Asset Management Association media release October 2018 4 Wills Towers Watson Global Alternatives Survey 2017, company fillings 5 Credit Suisse and McKinsey Wealth Pools for IWM regions 6 BCG Global Asset Management Market-Sizing Database 2018  Leading market position  “Best Bank for Wealth Management 2018”2 in every IWM region  1st  Traditional FundManager Switzerland3  Global AlternativeAsset manager4  Top10  Top2  Step change in performance1  Adjusted net revenues +19%NNA of CHF 45 bn,growth rate p.a. of 5%  Adjusted net revenues +16%NNA of CHF 47 bn,growth rate p.a. of 5%    Market growth outlook  in USD, CAGR 2017 to 20225  5%for accessible PB wealth pools5  7%for Global AuM6  PB  AM  in CHF  International Wealth Management

 Appendix  33  December 12, 2018    International Wealth Management

   34  December 12, 2018  Private Banking  Asset Management  Awarded as “Best Bank for Wealth Management 2018” by Euromoney1 in every region we serveAdjusted PTI up 61%2 since 2015Cumulative NNA of ~CHF 45 bn from 1Q16, annual growth rate of 5%Focus on UHNW/HNW clients, Family Offices & External Asset Managers  Top 2 traditional3 fund manager in Switzerland and Top 10 alternative4 investment manager globallyAdjusted PTI up 125%2 since 2015Cumulative NNA of ~CHF 47 bn from 1Q16, annual growth rate of 5%Specialist investment manager with global capabilities and footprint    772   368  404      Private Banking  Asset Management  Key Financials  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix 1 Euromoney as of July 11, 2018 2 3Q18 LTM vs. 2015 3 Swiss Funds & Asset Management Association media release October 2018 4 Wills Towers Watson Global Alternatives Survey 2017, company fillings  Scalable international PB and global specialized AM business  AuM3Q18 in CHF bn  Adjusted PTI3Q18 LTM in CHF bn  1.8   1.3   0.4  IWM adjusted RoRC 3Q18 LTM  32%  International Wealth Management

   35  December 12, 2018  Seamless collaboration for a differentiated client experience         One-stop shop solutions to grow share of wallet     Client profile and needs  UHNW client with majority of wealth invested locally, seeking to……diversify investments geographically……monetize wealth held in local shares and UK property……finance lifestyle expenditure……whilst enhancing the overall investment returns    Practical Example  ITS  Structured loan facility against shares pledge  Mortgages  UK property mortgage  AM  Leveraged AlternativeFixed Income Portfolio  Trust Services  Fiduciary solutions to optimize wealth structure and estate planning  IBCM  Advice on corporate merger where client is main shareholder  Lifestyle Financing  Financing for purchase of personal yacht and jet  Proceeds  Proceeds  International Wealth Management

   Addressing financing needs of our clients as part of our wealth management offering  Entrepreneurial growthdown 4 pp  Investment & asset allocationup 6 pp  Lifestyledown 2 pp  Lombard lending2  Real Estate  Aviation/Yachtfinance  Shipfinance  Export finance(ECA3 backed)  Client needs  54%  58%  10%  12%  7%  5%  23%  20%  6%  5%  Credit volume share1      End 2016  End 3Q18  1 2016 restated from prior disclosure to reflect transfer of exposures from APAC to IWM 2 Including structured lending of 1.2% and 2.7% at end 2016 and end 3Q18, respectively 3 Export Credit Agency  December 12, 2018  36  International Wealth Management

 Helman Sitohang, CEO Asia PacificDecember 12, 2018  Credit Suisse Investor Day 2018Asia Pacific

 38  December 12, 2018  Key messages  Keypriorities    Progress since2015    Wayforward    Be the Bank for Entrepreneurs in Asia Pacific Grow our leading Wealth Management and connected capabilities through our integrated advisory and solutions offeringDeliver profitable growth and attractive return on capital while maintaining effective risk and controls   Strong underlying performance despite increasingly challenging market conditionsConsistently strong WM&C profits supported by continued growth in client assets and higher recurring revenues4 year1 average adjusted RoRC† of 23%, 3Q18 AuM of CHF 208 bn (+14% CAGR 9M15-9M18)Realigned APAC Markets with focus on Equities to support wealth and global clientsExpenses, RWA, leverage exposure down 34%, 30% and 23% for 3Q18 vs. 3Q162, respectively  Continue to institutionalize key client relationships and execute on our wealth-centric strategyFurther grow asset-based, recurring income streams for higher stabilityDefend our leading Advisory, Underwriting and Markets franchises    Note: All financial numbers presented and discussed are adjusted. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix 1 Average of 9M15, 9M16, 9M17 and 9M18 adjusted RoRC 2 In USD terms  Asia Pacific

 39  December 12, 2018  Consistent profitable growth in Wealth Management & Connected  Levers of growth  WM&CAdj. PTI in CHF bn  WM&C net revenuesin CHF bn  1.14  1.78  +16% CAGR9M15-9M18  Note: All figures on an adjusted basis. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix  WM&C Adj. RoRC†  20%  28%  Structural advantage as a client-centric APAC divisionDiversified Asia footprint with leading market positionHigher growth in productivity from deeper client engagementStronger base of client assets and recurring incomePositive long-term structural growth opportunity in APAC wealth despite current market pressures  15%  28%  Asia Pacific

 The unique APAC setup supports our successful wealth strategy  40  December 12, 2018  Gearing to APAC wealth clients  Joint coverage of key UHNW clients and entrepreneurs across departmentsOne-stop-shop for financing needs with unified platform front-to-backSingle Markets platform delivering institutional quality advice and execution, with global connectivityFirst line of defense supported by comprehensive structuring, risk management and syndication platform  Wealth and corporate advisory  Private Banking  M&A / capital markets  Financing  Solutions & Research  Integrated Asia Division  Business model geared towards Asia clients  Institutional sales, distribution & execution  Asia Pacific

 41  December 12, 2018  Balanced regional growth and diversified footprint  APAC M&A and Underwriting 2  APAC PB AuM3                    Top 3  Top 5  Rest4  Rest4  Top 5  Top 3  APAC                                                                                                                                                                                                                                                                                              WM&Cnet revenues  PB AuM  Greater China  SEA, Frontier Markets, India  Australia, Korea5, Japan  20%  10%  15%  10%  20%  30%  Broad growth with target APAC wealth clients...  9M15 – 9M18 CAGR1Rounded  Higher revenues and client assets supported by leading market positions  1 In CHF based on internal MIS view 2 9M18 Dealogic share of wallet rank for APAC ex-Japan and China onshore 3 2017 Asia AuM rank as per Asian Private Banker 4 Flags represent multiple players; some of these players are not meaningful for comparison as they do not have either PB or M&A and Underwriting businesses 5 No onshore PB presence  Asia Pacific

 Deep client relationships across products and countriesgenerates ‘alpha’  Client examples  42  December 12, 2018  Private Banking  Advisory & U/W  Markets  Financing  China  Japan  IPO  Bond  M&A  Placement  Bond   Bond  FounderFinancing  Financing  Hedging  IPOFinancing      FounderFinancing  4x  Collaboration NNA1  >40%  Collaboration revenues  1 Collaboration NNA framework set up in 2017; data not available for 9M16  Asia Pacific

 43  December 12, 2018  Focus on growing high-quality recurring income and client assets  PB AuM in CHF bn  PB net revenues in CHF bn  Transaction-based / Other  Net interest income + recurring comm. & fees  +6%  -2%  +9%  CAGR 9M15-9M18  14%  CAGR 9M15-9M18  11%  14%  7%  Asia Pacific

   44  APAC market pressure has continued into 4Q18  CDX HY 5 year spread1  HKEX Avg Daily Value Traded1  IBCM Dealogic street fees2  December 12, 2018  1 Bloomberg 2 Dealogic APAC ex-Japan, ex-China onshore 3 Monthly average for Oct/Nov 2018 vs. monthly average for 1Q18  3  Asia Pacific

   45  December 12, 2018  Consistent strength in WM&C revenues despite lower transaction and event-driven activity in 2H18  Significant non-recurring items as disclosed  WM&C net revenues in CHF bn  1 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of date hereof. We do not expect significant non-recurring items for full year 2018 apart from already disclosed CHF -0.03 bn. Actual results for 2018 may differ from any estimates  PB transaction-based revenues  1  1  Asia Pacific

   APAC Markets focus on Equities to support our wealth activities  1 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of date hereof. Actual results for 2018 may differ from any estimates  46  December 12, 2018  74% of APAC Markets revenues from Equities for 9M18Top CS clients franchises in Cash, Equity Derivatives that also support U/HNW clientsClient risk appetite and transactions down significantly in 4Q18Full year 2018 net revenues for APAC Markets expected to be 8 to 10% lower than in prior year1  Asia Pacific

   47  December 12, 2018  The resilience of our integrated approach has driven strong asset inflows despite challenging market environment  +68  Assets under Managementin CHF bn  Challenging market environment          Asia Pacific

 We are well positioned to capture the APAC growth opportunity  48  December 12, 2018  1 McKinsey Wealth Pools 2018 Update; liquid personal financial assets: Financial wealth > USD 1 mn held by a private individual  Entrepreneur-led growth: increasing monetization and financing opportunitiesSizeable corporate assets: increasing cross-border activityDeepening financial markets and larger capital pools for investment      APAC U/HNW wealth1 in USD trn  1.5x  1.6x  1.4x  1.2x  1.4x  1.4x  1.7x    Continued business and wealth growth  Asia Pacific

   49  December 12, 2018  Looking ahead  Continue to broaden key client relationshipsGrow revenues with focus on recurring incomeExecute with discipline and prudent risk management  We remain focused on capturing the growth opportunitiesthrough our wealth-centric strategy   Asia Pacific

 Appendix  50  December 12, 2018

 Notes (1/2)  51  December 12, 2018  For reconciliation of adjusted to reported results, refer to the Appendix of the CEO and CFO Investor Day presentations, published on December 12, 2018Throughout the presentation rounding differences may occurUnless otherwise noted, all CET1 ratio, Tier 1 leverage ratio, risk-weighted assets and leverage exposure figures shown in this presentation are as of the end of the respective period and on a “look-through” basisGross and net margins are shown in basis pointsGross margin = (adj.) net revenues annualized / average AuM; net margin = (adj.) pre-tax income annualized / average AuMMandate penetration reflects advisory and discretionary mandate volumes as a percentage of AuM, excluding those from the external asset manager business  General notes  Specific notes  * Our cost savings program, until the end of 2018, is measured using an adjusted operating cost base at constant 2015 FX rates. “Adjusted operating cost base at constant FX rates” includes adjustments as made in all our disclosures for restructuring expenses, major litigation provisions, expenses related to business sales and a goodwill impairment taken in 4Q15 as well as adjustments for debit valuation adjustments (DVA) related volatility, FX and for certain accounting changes (which had not been in place at the launch of the cost savings program). Adjustments for certain accounting changes have been restated to reflect grossed up expenses in the Corporate Center and, starting in 1Q18, also include adjustments for changes from ASU 2014-09 “Revenue from Contracts with Customers”, which is described further in our 1Q18, 2Q18 and 3Q18 financial reports. Adjustments for FX apply unweighted currency exchange rates, i.e., a straight line average of monthly rates, consistently for the periods under review. Starting from 1Q19, we intend to express our operating cost base at constant 2018 FX rates and to adjust for significant litigation costs, expenses related to business and real estate sales as well as DVA related volatility, but not for restructuring expenses and certain accounting changes. Adjustments for FX will continue to apply unweighted currency exchange rates.† Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using (adjusted) income / (loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital. ‡ Return on tangible equity is based on tangible equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.° Tangible book value is a non-GAAP financial measure and is equal to tangible equity attributable to shareholders. Tangible book value per share is a non-GAAP financial measure, which is calculated by dividing tangible equity attributable to shareholders, a non-GAAP financial measure, by total number of shares outstanding. Tangible equity attributable to shareholders, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total equity attributable to shareholders as presented in our balance sheet. Management believes that tangible book value per share is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired. For end-3Q18, tangible equity excluded goodwill of CHF 4,736 mn and other intangible assets of CHF 214 mn from total shareholders’ equity of CHF 42,734 mn as presented in our balance sheet. For end-2017, tangible equity excluded goodwill of CHF 4,742 mn and other intangible assets of CHF 223 mn from total shareholders' equity of CHF 41,902 mn as presented in our balance sheet. For end-2Q15, tangible equity excluded goodwill of CHF 8,238 mn and other intangible assets of CHF 205 mn from total shareholders' equity of CHF 42,642 mn as presented in our balance sheet. Shares outstanding were 2,552.4 mn at end-3Q18, 2,550.3 mn at end-2017 and 1,632.4 mn at end-2Q15.

 Notes (2/2)  52  December 12, 2018  Abbreviations  Adj. = Adjusted; AI = Artificial Intelligence; AM = Asset Management; AML = Anti-Money Laundering; APAC = Asia Pacific; ARU = Asset Resolution Unit;AT1 = Additional Tier 1; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BEAT = Base Erosion and Anti-Abuse Tax; BIS = Bank for International Settlements; bps = basis points; CAGR = Compound Annual Growth Rate; CBG = Corporate Bank Group; CCAR = Comprehensive Capital Adequacy Review; CCRO = Chief Compliance and Regulatory Affairs Officer; CDX HY = High-yield credit default swap index; CET1 = Common Equity Tier 1; CIC = Corporate & Institutional Clients; CIF = Customer/Client Information File; CIO = Chief Investment Officer; Corp. Ctr. = Corporate Center; CtB = Change the Bank; CVA = Credit Valuation Adjustment; DCM = Debt Capital Markets; DoJ = Department of Justice; DTA = Deferred Tax Assets; DVA = Debit Valuation Adjustments; EAM = External Asset Manager; EBITDA = Earnings Before Interest Taxes Depreciation and Amortization; ECM = Equity Capital Markets; EM = Emerging Markets; EMEA = Europe, Middle East & Africa; EQ = Equities; ERP = Enterprise Resource Planning; Est. = Estimate; EU = European Union; FICC = Fixed Income, Currencies & Commodities; FINMA = Swiss Financial Market Supervisory Authority FINMA; FLP = Fund Linked Products; FRTB = Fundamental Review of the Trading Book; FTE = Full-time employee; FX = Foreign Exchange; GDP = Gross Domestic Product; GM = Global Markets; G10 = Group of Ten; HKEX = Hong Kong Exchange; IBCM = Investment Banking & Capital Markets; IBD = Investment Banking Department; IC = Investment Consultant; ICBC = Industrial and Commercial Bank of China; ICBCCS = ICBC Credit Suisse Asset Management Co. Ltd; IG = Investment Grade; IMF = International Monetary Fund; IMM = Internal Model Method; IP = Investor Products; IPO = Initial Public Offering; IPRE= Interest Producing Real Estate; IRB = Internal Ratings Based; IS&P = Investment Solutions and Products; IT = Information Technology; ITS = International Trading Solutions; IWM = International Wealth Management; JV = Joint Venture; LBO = Leveraged Buyout; LE = Leverage Exposure; LSC = Large Swiss Corporates; LTM = Last Twelve Months; M&A = Mergers & Acquisitions; MD(R) = Managing Director; Mgmt. = Management; MI = Management Information; MifiD II = Markets in Financial Instruments Directive II; Mkts = Markets; NNA = Net new assets; OCC = Office of the Comptroller of the Currency; Op Risk = Operational Risk; PB = Private Banking; PB&WM = Private Banking & Wealth Management; PC = Private Clients; PEP = Politically Exposed Person; pp = percentage points; PTI = Pre-tax income; PWMC = Private & Wealth Management Clients; RM = Relationship Manager(s); RMBS = Residential Mortgage Backed Securities; RoRC = Return on Regulatory Capital; RoTE = Return on Tangible Equity; RPA = Robotic Process Automation; RtB = Run the Bank; RWA = Risk-weighted assets; SA-CCR = Standardized Approach to Counterparty Credit Risk; SME = Small and Medium-Sized Enterprises; SMG = Systematic Market-Making Group; SoW = Share of Wallet; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; TBTF = Too Big To Fail; TBV(PS) = Tangible Book Value (per Share); (U)HNW(I) = (Ultra) High Net Worth (Individuals); US GAAP = United States Generally Accepted Accounting Principles; U/W = Underwriting; VaR = Value-at-Risk; VIX = Volatility Index; WM = Wealth Management; WM&C = Wealth Management & Connected; YoY = Year over year; YTD = Year to Date

 December 12, 2018  Credit Suisse Investor Day 2018Leveraging capabilities for Wealth Management

 Disclaimer  2  December 12, 2018  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Cautionary statement regarding forward-looking statementsThis presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 and in the “Cautionary statement regarding forward-looking information" in our media release relating to Investor Day, published on December 12, 2018 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information. Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in the Appendix of the CEO and CFO Investor Day presentations, published on December 12, 2018. All Investor Day presentations are available on our website at www.credit-suisse.com.Many of our references to estimates, ambitions, objectives and targets for revenues, operating expenses, operating cost base, pre-tax income and return on regulatory capital are on an adjusted basis as well. These adjusted numbers, return on tangible equity and tangible book value per share are non-GAAP financial measures. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measure is unavailable without unreasonable efforts. Adjusted results exclude goodwill impairment, major litigation charges, real estate gains and other revenue and expense items included in our reported results, which are unavailable on a prospective basis. Tangible equity excludes goodwill and other intangible assets from shareholders’ equity, all of which are unavailable on a prospective basis. Tangible book value per share excludes the impact of any dividends paid during the performance period, share buybacks, own credit movements, foreign exchange rate movements and pension-related impacts, all of which are unavailable on a prospective basis.Statement regarding capital, liquidity and leverageAs of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The look-through tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.SourcesCertain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

 Presenters  3  December 12, 2018      Hosts  Speakers  Thomas P. GottsteinCEO Swiss Universal Bank  Brian ChinCEO Global Markets  Iqbal KhanCEO International Wealth Management  Eric VarvelInternational Wealth ManagementHead of Global Asset Management  Mike StewartGlobal Markets / ITSHead of Equities  Yves-Alain SommerhalderGlobal Markets / ITSHead of Fixed Income & Wealth Management Products  Jens HaasSwiss Universal BankHead of Investment Banking Switzerland

 Eric Varvel, Head of Global Asset ManagementDecember 12, 2018  Leveraging capabilities for Wealth ManagementAsset Management

 5  Asset Management: Who We Are  Market-leading specialist with global capabilities  CHF >400 billion in Assets under Management across both alternative and traditional products      >70% of assets with institutional investors    >1,100 employees with investment hubs in Hong Kong, London, New York, Singapore and Zurich    Strong distribution network and close connectivity with the Private Bank    Regionally empowered operating model leveraging strengths of Credit Suisse globally  December 12, 2018  Note: All data as of September 30, 2018.

 6  Americas  December 12, 2018  Switzerland/EMEA  Asia Pacific  Complementary connected regional franchises  One of the largest US commodity fund managers by AuM3  Commodities  Innovative, strong growth and award-winning strategies5  Equities  Insurance-Linked Strategies manager globally2  Insurance-Linked Strategies  #2  One of the largest, most experienced managers of senior secured bank loans1  Credit Investments Group  Real Estate managerin Switzerland4  Real Estate  #1  Partnership with leading bank in China  ICBCCS6  Award-winning manager5  Fixed Income  Continued success from institutional and PB APAC channels  Distribution  Grow flagship high-margin alternatives businesses  Maintain growth through continued innovative product offerings  Leverage China presence and regional distribution engine   1 September 2018 YTD, Creditflux 2 Trading Risk, January 2018 3 AuM as of September 30, 2018 4 Swiss Funds and Asset Management Association 5 Lipper Fund Award Winner 2018 6 ICBC Credit Suisse Asset Management Co., Ltd. (“ICBCCS”) is a fund management company established jointly by Industrial and Commercial Bank of China and Credit Suisse AG in June 2005

 7  Asset Management: Ambition and Strategy  Be a high-quality, high-returning global asset manager fully leveraging capabilities across the GroupProvide institutional-quality products and solutions to sophisticated investorsFocus on products and markets where we have a distinct competitive advantage  Scale businesses that generate significant profitability and focus on strong base of stable, recurring revenuesMaintain disciplined cost management to self-fund growth initiatives and proactively restructure/exit unprofitable businesses  Launch adjacent and follow-on offerings with limited incremental costComplement with select high-margin products   Leverage AM and other distribution channels to access investors globallyFurther strengthen distribution channels within the bank  December 12, 2018  Strategy  Ambition  Scale/Efficiencies  Products  Distribution

 Financial results reflect successful execution of our strategy  37% CAGR  2015  3Q18 LTM  ∆  1631  419  10%1  30%  321  404  23  Asset Management pre-tax income    Adj. PTI (in CHF mn)  Adj. RoE(After-tax)  AuM (in CHF bn)  adjusted, in CHF mn  NNA(in CHF bn)  2.6x    3.0x      +26%  n/a  27    8  December 12, 2018  419  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix of the CEO and CFO Investor Day presentations1 Excludes AM’s share of income from Sales & Trading Solutions business in 2015 2 3Q18 LTM defined as last twelve months from October 1, 2017 to September 30, 2018; AuM represents 3Q18 actual  1631  2  2

 Strategic priorities drive resilience and value creation  9  December 12, 2018  Drive scaled market-leading, higher-margin businesses  1  Strengthen partnership with PB  2  Continue to enhance quality of earnings  3  Efficient utilization of resources  4

 Drive scaled market-leading, higher-margin businesses  High Growth Businesses   AuM (in CHF bn)1  Real Estate   47.0  Insurance-Linked Strategies  8.5  Fixed Income  42.9  Credit Investments Group  54.1  Differentiated capabilities led by world-class franchisesMore resilient demand through the cycle and less threatened by secular shift to passive Resource commitment focused on product adjacencies with immediate positive pre-tax income impact  Equities  19.1  10  December 12, 2018  1 AuM as of September 30, 2018

 Strengthen partnership with PB  Asset Management Net New Assets from Private Bank Channels  Thematic Equity Funds1  Successful fund launches focused on key themes and trendsRobotics: CHF 2.8 bn AuMDigital Health: CHF 1.7 bn AuMSecurity: CHF 1.4 bn AuM  1 AuM as of September 30, 2018  December 12, 2018  11  Collaboration Initiatives  Continue to expand Product Specialist team servicing our Wealth Management businessesSignificantly enhance distribution through APAC Private Banking Increase share of UHNW wallet by leveraging differentiated array of institutional-quality asset management products  Cumulative NNA Growth   Total 2015 to 2017 NNA of ~CHF 14 bn

 Continue to enhance quality of earnings  Management and Other Fees  Investments and Partnerships  Performance and Placement Revenues  12  Net revenue mix transformationin CHF mn  December 12, 2018  20151   2018 Estimate2  1 Excludes AM’s share of income from Sales & Trading Solutions business in 2015 2 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates

 Efficient utilization of resources – Continued focus oncost and RWA efficiency  Disciplined expense management and restructuring/exiting of unprofitable businesses  Effective capital management resulting in reduced Risk-Weighted Assets  Adj. operating expenses in CHF mn  Risk-Weighted Assetsin CHF bn  -23%  1,112  1,120  flat  13  December 12, 2018  2015  13%  Pre-tax margin    Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix of the CEO and CFO Investor Day presentations 1 Excludes AM’s share from Sales & Trading Solutions business in 2015 2 3Q18 LTM defined as last twelve months from October 1, 2017 to September 30, 2018 3 RWA represents 3Q18 actual  11.1  3Q18 LTM  27%  1  1  3  2  2  1

 Yves-Alain Sommerhalder, Head of Fixed Income & Wealth Management ProductsDecember 12, 2018  Leveraging capabilities for Wealth ManagementInternational Trading Solutions

 ITS is a cross-divisional product manufacturing and distribution platform for Wealth Management and Institutional clients   15  December 12, 2018  International Trading Solutions (ITS)  Equity Derivatives  Fixed Income  Trading and risk management platform  Flow Derivatives   Structured Derivatives   Corporate Equity Derivatives  Macro (Rates, FX and EM Local Markets)  Structured Credit & Financing in Emerging and Developed Markets  Investor Products   Cross Asset Execution & Agency Products

   16  ITS is the result of a 15+ year evolution across Credit SuissePrivate Banking and Investment Banking   Private Banking   Investment Banking / Global Markets  International Trading Solutions (ITS)        Single Integrated Platform for WM and institutional clients  Phase 2: 2016  Phase 3: 2017  Phase 1: Pre-2016    2003  Advisory Partners  Integrated Corporate Finance, Trust and Funds services    2006  Solution Partners  Created single advisory, financing & structured investment offering  Combined FX & EM Markets across GM and STS   STS 2.0      Sales & Trading Services (STS)  Built Swiss trading business2013      Equities & Fixed Income Departments   Derivative and Financing solutions embedded within each product area across Fixed Income and Equities    GM Solutions  Created a single cross-asset structured lending and derivative offering for institutional clients  December 12, 2018

 17  Untapped client demand met through creation of ITS, leveraging GM capabilities  CIO-ledHouse View1  Sophisticated client demand  Bespoke structured solutions  Global distribution channel  Syndicated risk offset in wholesale market            How can I protect my portfolio, while retaining upside?  Structured investment solutions that also offer protection    How can I better manage FX risk across my assets and liabilities?  FX solutions for broad range currency pairs    How can I diversify assets, while retaining strategic investments?  Financing solutions vs. corporate and financial assets providing yield-enhancement and leverage    How can Credit Suisse help me achieve my entrepreneurial goals?  Entire universe of global institutional solutions    Illustrative client questions  December 12, 2018  1 Represents Chief Investment Officer led House View

 18  December 12, 2018  Significant progress on collaboration since the launch of ITS with substantial growth opportunity ahead  Increased ITS collaboration revenues1  1 Collaboration revenues include Structured Products, FX, Execution, Lending, Single Global Currency and Other 2 Source: McKinsey private banking survey 2017. 2016 – 9M18 AuM represents UHNWI, HNWI and entry-HNWI. Reflects the share of structured products and retail products as percent of AuM across IWM and SUB. 9M18 represents CS internal view leveraging McKinsey methodology 3 Source: McKinsey Private Banking survey 2017. Industry average AuM represents HNWI 4 2020 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2020 may differ from any estimates. Represents estimated gross revenues growth from 2018 to 2020E  9M16  9M18  +80%   Revenue growth      Structured Products penetration of Private Banking clients  in % of AuM        3    2020E ITS revenue opportunity from collaboration: 10-15%4  2  2  2

 19  December 12, 2018  ITS delivers innovative, cross-asset solutions for Wealth Management clients in 2018  EUR 1.1 bn multi-source infrastructure financing in Emerging Markets  Public-private partnership to build a toll road in an EM countryLevered existing relationships – SUB with ECA1 and ITS with the sovereign clientKey components:Swiss ECA1 backed financing with small exposureSovereign guaranteed trancheSwap to hedge interest rate risk due to indexation of toll road revenuesBroad distribution of risk  Development of attractive cash alternative for large corporate client in EM country Capital protection while reusing underlying product as collateral Key components:Concept of ProNotes for capital protection and upside participationAccess to proprietary CS investment strategiesLeverage of ProNote as high quality collateralInterest rate swap to reduce volatility   USD 500+ mn Fund-Linked Repack Investment   Deliver cross-asset electronic execution to WM clients leveraging cross-divisional technologyCombined WM’s product coverage with GM’s e-Trading toolset  Execution Factory  Rollout of AES® FX  Access diverse pool of aggregated liquidity with complete price transparencyReduce market impact and improve performance versus benchmarks for client  Bespoke structured solutions  Innovative flow products  1 Represents Export Credit Agency

 Mike Stewart, Head of EquitiesDecember 12, 2018  Leveraging capabilities for Wealth ManagementGlobal Markets product capabilities - Equities

   Achieve top 5 market position in Equities and be the #1 non-U.S. Equities franchiseProvide WM clients with differentiated investment products – supporting the House View and clients’ risk appetiteIncrease share of wallet with core institutional investors and corporate clients   GM Equities strategy: Deliver revenue growth by furthering collaboration and addressing core clients’ needs  Key focus areas  Cash Equities   Prime Services  Equity Derivatives(ITS)   Modernize execution platform and leverage cloud native architecturesLeverage liquidity flows and block trading expertise to grow High Touch tradingInvest in Research and leverage HOLT® to monetize content post-MiFID II  Reallocate resources to strengthen commitment to our most strategic accountsReorient Prime financing to a global business model, while optimizing collateral pool Drive an integrated Prime client strategy with Cash Equities and Equity Derivatives  Continue to strengthen collaboration with IWM and SUB Increase market share in Flow and close gaps with clientsGrow financing businesses and accrual-based revenues AuM on quantitative strategies  21  December 12, 2018  Recap of ambition

 22  Execution is well underway with a mix of self-funded investments, structural changes and product launches  December 12, 2018  Hired 50+ in Equity DerivativesHired 10 senior research analystsInitiated research coverage on 13 sectors and 185 stocksHired Global Head of Prime FinancingIntegrated sales functions across all productsEstablished Global Execution Services  Enhanced central risk book and launched benchmark crossing strategies Improved core algo strategies by leveraging new quantitative models and machine learningIntegrated Structured Note WM flows into GM’s infrastructureReleased new version of HOLT’s market leading equity valuation tool, HOLT LensTM    Talent & Structural Changes  Technology & Platform Investments     Established a Global Inventory Optimization team to source inventory and optimize funding Delayered organization and optimized external execution costs Exited non-core trading activities and rationalized EM footprint   Resource Optimization       Developed a series of structured products aligned with CIO House View for WMLaunched Actively Managed Certificates (AMCs) on CS Global Family 1000 IndexCreated QIS HOLT Equity Factor indices  Product Launches

 23  December 12, 2018  Equities, IWM and SUB collaboration resulted in new, differentiated investment products for WM clients         IS&P1 discretionary and advisory solutions  Investment theme solutions  Bespoke transactions  Hedging the cycle (AMCs)Supertrends (AMCs)Global Family Index (AMCs)  Carry income strategiesPIMCO Income FundEM Short duration  Margin financingCollar financingFund-Linked financing   Illustrative Equities solution  Wealth Management client needs   CIO House View Products   1 Investment Solutions & Products

 24  December 12, 2018  The strategy is working…    Improved profitability…  …enabled WM products…  9M17  9M18  +6%    GM Equities net revenues1  GM Equities operating expense1  9M17  9M18      9M17  9M18  ~35%  Industry2  CS  Structured notes into WM3  9M18 YoY Derivatives growth  …while maintaining franchise strength  26%  ~90%  1 Includes sales and trading and underwriting. Excludes impact of business rationalizations in 9M18 2 Industry growth based on Coalition report, November 2018 3 Represents notional value for IWM and SUB 4 Source: EuroHedge as of May 2018. Based on total AuM 5 Source: Absolute Returns as of June 2018. Based on total AuM 6 Source: Third Party competitive analysis  #1  #4  #5  #5  European Prime Brokerage4  US Prime Brokerage5  US Cash Equities6 (1H18)  Pan-Europe Cash / ETFs6 (1H18)  Named 2018 Americas Derivatives House of the Year  Named 2018 Best House in theAmericas / USA for Structured Products  -8%  Gained 4 positions in the 2018 All America Research team survey

 25  …with further upside going forward  Growth Levers  II  III  IV  I  V  Increase collaboration with Wealth Management, IBCM and Asset Management to drive increased client penetration   Close gaps with top institutional clients via improved financing and execution offerings, access products and differentiated content   Roll out of new intelligent high speed execution fabric to underpin AES® algo framework   Realize full year of benefits from 2017 – 2018 strategic investments, structural changes and product launches   Capture tailwinds from optimization of funding, collateral, capital and financial resources completed in 2018    December 12, 2018  2020E Equities revenueopportunity: 10%1  1 Represents gross revenues growth from 2018 to 2020E. Revenues includes sales, trading and underwriting. 2020 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2020 may differ from any estimates

 Jens Haas, Head of Investment Banking SwitzerlandDecember 12, 2018  Leveraging capabilities for Wealth ManagementInvestment Banking capabilities

 27  December 12, 2018  Investment Banking Switzerland at a glance   Domestic players Global reach    Rep office model Comprehensive domestic platform   1 Sourced from Dealogic; bubble size indicates total revenues in M&A, ECM, DCM, High Yield and Leveraged Loans products in Switzerland from 1 January 2013 to 30 September 2018   Longstanding #1 franchise with fully fledged local execution platform 1  Seamless cooperation with IBCM and other divisions      M&A  Capital Markets    Acquisition of   Exclusive Financial Advisor  USD 412,500,000  Pending    Sale to  Financial Advisor  USD 2,335,670,000  Pending    Acquisition of US confectionary business from  Financial Advisor  USD 2,800,000,000  Pending    Acquisition of a 24.99% stake in  Financial Advisor  Undisclosed Terms  January 2018    Rights issue  Joint Global Coordinator and Joint Bookrunner  CHF 908,000,000  November 2018    CHF 1,708,000,000  September 2018    USD 749,000,000  February 2018    CHF 318,000,000  March 2018  Joint Global Coordinator  Initial Public Offering  Joint Global Coordinator  Initial Public Offering  Joint Global Coordinator and Joint Bookrunner  Initial Public Offering    Joint Bookrunner  CHF 500,000,0000.250% Bonds due 2025CHF 400,000,0000.750% Bonds due 2030  September 2018    EUR1,300,000,000 5.875% Bonds due 2024EUR 325,000,000 E+537.5bps Bonds due 2024CHF 250,000,0005.875% Bonds due 2024  March 2018  Joint Lead Manager & Bookrunner    USD 4,750,000,000Multi-tranche offering  April 2018  Joint Lead Manager & Bookrunner      June 2017    ECM  DCM  CHF 335,000,0003.000% Bonds due 2023  Sole Lead Manager & Bookrunner  A company of

 Debt Financing  28  December 12, 2018  Full integration into SUB created significant additional scope for collaboration opportunities  Bank for Entrepreneurs ecosystem a key driver of upside, in particular in mid-market  IB capabilities have significant relevance and interplay with SUB’s Private Banking business  Source transactions  Place assets / proceeds  Source IPOs & block trades   Distribute offerings  Distribute offerings        Startups.ch  Top 100 Startups  SVC  Cash and Transacting  Equity and M&A  Bundles  Trading/Foreign Exchange  Direct Business  Employee participations  Asset Management                1e Pension  SVC Ltd. for Risk Capital for SMEs  Pre-IPO Placements  ECM/IPOs  Introductions  M&A  OpportunityNet  Tax Planning  Corporate Account Investing  Digital shares  Wealth Structuring  Distribution Strategy        Regional Entrepreneur events  Mature  Grow  Venture            Investments/Global Custody      Switzerland Innovation        DCM  Mid Market Lending  Conventional “Swiss” Lending  ABS          Structured Finance    Corporate Leasing            Private Financing    Kickstart Accelerator      Factoring                    Payments  Succession Planning  Ecosystem  Switzerland Global Enterprise    Cash Management/Fides    Owner    M&A    Capital Markets  ECM  DCM  SUB Private Banking business

 Our integrated full service model is deliveringstrong results  Share and size of wallet in Switzerland (in USD mn)1,2  Net revenues of IB Switzerland 2  1 Sourced from Dealogic; indicates total revenues in M&A, ECM, DCM, High Yield and Leveraged Loans products in Switzerland 2 Net revenues of IB CH 3 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates  #3  CS rank  #1  #1  #1        Best Investment Bank in Switzerland  +670 bps improvement in SoW  Additional deal flow has resulted inSignificantly improved financial performance, with profitability further enhanced by strong operating leverageReduced volatility in results, despite year-on-year variance in total walletIB transactions create significant additional business opportunities across SUB and other divisions  29  December 12, 2018    Net revenues: 1.6x / +17% CAGR  3  3

   Private client relationship  Case studies (1/2)Successful IPO leading to repeat business  The opportunityClient Swiss-rooted global market leader, initially under family ownershipNeed Transactional advice for succession planning and raising capital for growth  Year 1  Year 3    Corporate & Investment Banking  IPO process lead-managed by IB  IB acting as exclusive financial advisor in sale of companyProvided acquisition financing and subsequent refinancing  Significant Credit Suisse Private Banking demand for IPO  Offered solutions  Credit Suisse solutionsSuccession planning for initial family owners by way of trade saleProceeds largely placed with private bankingAcquisition financing and refinancing for new ownerCapital market exit for new owner (IPO and follow-on offerings)Ongoing support of company’s growth ambitions through debt capital market financing   Year 4  December 12, 2018  30  Year 5  IB acted as lead bookrunner on several ABBs, enabling a full exit  Significant participation by Credit Suisse Private Banking in follow-on placings  IB acting as lead bookrunner on inaugural bond issuance    Large portion of proceeds from sale placed with Credit Suisse Private Banking

   Private client relationship  Case studies (2/2)M&A transaction as a product multiplier  The opportunityClient Independent market leader, held as an investment opportunity by an entrepreneur Need Advice regarding realization of investment   Year 1    Corporate & Investment Banking  Offered solutions  Credit Suisse solutionsGuiding private shareholder though competitive auction processNet proceeds placed with private bankingProviding acquisition financing and refinancing for new ownerFinancing of subsequent acquisition  Year 8  December 12, 2018  31  IB acting as exclusive financial advisor in sale of companyStructured Finance providing acquisition financing for buyer  Full net proceeds from sale placed with Credit Suisse Private Banking  Provided acquisition financing and revolving credit facilities for an acquisition  Year 7  Company onboarded in Corporate Banking (SME)

 Appendix  32  December 12, 2018

 Notes (1/2)  33  December 12, 2018  For reconciliation of adjusted to reported results, refer to the Appendix of the CEO and CFO Investor Day presentations, published on December 12, 2018Throughout the presentation rounding differences may occurUnless otherwise noted, all CET1 ratio, Tier 1 leverage ratio, risk-weighted assets and leverage exposure figures shown in this presentation are as of the end of the respective period and on a “look-through” basisGross and net margins are shown in basis pointsGross margin = (adj.) net revenues annualized / average AuM; net margin = (adj.) pre-tax income annualized / average AuMMandate penetration reflects advisory and discretionary mandate volumes as a percentage of AuM, excluding those from the external asset manager business  General notes  Specific notes  * Our cost savings program, until the end of 2018, is measured using an adjusted operating cost base at constant 2015 FX rates. “Adjusted operating cost base at constant FX rates” includes adjustments as made in all our disclosures for restructuring expenses, major litigation provisions, expenses related to business sales and a goodwill impairment taken in 4Q15 as well as adjustments for debit valuation adjustments (DVA) related volatility, FX and for certain accounting changes (which had not been in place at the launch of the cost savings program). Adjustments for certain accounting changes have been restated to reflect grossed up expenses in the Corporate Center and, starting in 1Q18, also include adjustments for changes from ASU 2014-09 “Revenue from Contracts with Customers”, which is described further in our 1Q18, 2Q18 and 3Q18 financial reports. Adjustments for FX apply unweighted currency exchange rates, i.e., a straight line average of monthly rates, consistently for the periods under review. Starting from 1Q19, we intend to express our operating cost base at constant 2018 FX rates and to adjust for significant litigation costs, expenses related to business and real estate sales as well as DVA related volatility, but not for restructuring expenses and certain accounting changes. Adjustments for FX will continue to apply unweighted currency exchange rates.† Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using (adjusted) income / (loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital. ‡ Return on tangible equity is based on tangible equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.° Tangible book value is a non-GAAP financial measure and is equal to tangible equity attributable to shareholders. Tangible book value per share is a non-GAAP financial measure, which is calculated by dividing tangible equity attributable to shareholders, a non-GAAP financial measure, by total number of shares outstanding. Tangible equity attributable to shareholders, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total equity attributable to shareholders as presented in our balance sheet. Management believes that tangible book value per share is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired. For end-3Q18, tangible equity excluded goodwill of CHF 4,736 mn and other intangible assets of CHF 214 mn from total shareholders’ equity of CHF 42,734 mn as presented in our balance sheet. For end-2017, tangible equity excluded goodwill of CHF 4,742 mn and other intangible assets of CHF 223 mn from total shareholders' equity of CHF 41,902 mn as presented in our balance sheet. For end-2Q15, tangible equity excluded goodwill of CHF 8,238 mn and other intangible assets of CHF 205 mn from total shareholders' equity of CHF 42,642 mn as presented in our balance sheet. Shares outstanding were 2,552.4 mn at end-3Q18, 2,550.3 mn at end-2017 and 1,632.4 mn at end-2Q15.

 34  December 12, 2018  Notes (2/2)  Abbreviations  Adj. = Adjusted; AI = Artificial Intelligence; AM = Asset Management; AML = Anti-Money Laundering; APAC = Asia Pacific; ARU = Asset Resolution Unit;AT1 = Additional Tier 1; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BEAT = Base Erosion and Anti-Abuse Tax; BIS = Bank for International Settlements; bps = basis points; CAGR = Compound Annual Growth Rate; CBG = Corporate Bank Group; CCAR = Comprehensive Capital Adequacy Review; CCRO = Chief Compliance and Regulatory Affairs Officer; CDX HY = High-yield credit default swap index; CET1 = Common Equity Tier 1; CIC = Corporate & Institutional Clients; CIF = Customer/Client Information File; CIO = Chief Investment Officer; Corp. Ctr. = Corporate Center; CtB = Change the Bank; CVA = Credit Valuation Adjustment; DCM = Debt Capital Markets; DoJ = Department of Justice; DTA = Deferred Tax Assets; DVA = Debit Valuation Adjustments; EAM = External Asset Manager; EBITDA = Earnings Before Interest Taxes Depreciation and Amortization; ECM = Equity Capital Markets; EM = Emerging Markets; EMEA = Europe, Middle East & Africa; EQ = Equities; ERP = Enterprise Resource Planning; Est. = Estimate; EU = European Union; FICC = Fixed Income, Currencies & Commodities; FINMA = Swiss Financial Market Supervisory Authority FINMA; FLP = Fund Linked Products; FRTB = Fundamental Review of the Trading Book; FTE = Full-time employee; FX = Foreign Exchange; GDP = Gross Domestic Product; GM = Global Markets; G10 = Group of Ten; HKEX = Hong Kong Exchange; IBCM = Investment Banking & Capital Markets; IBD = Investment Banking Department; IC = Investment Consultant; ICBC = Industrial and Commercial Bank of China; ICBCCS = ICBC Credit Suisse Asset Management Co. Ltd; IG = Investment Grade; IMF = International Monetary Fund; IMM = Internal Model Method; IP = Investor Products; IPO = Initial Public Offering; IPRE= Interest Producing Real Estate; IRB = Internal Ratings Based; IS&P = Investment Solutions and Products; IT = Information Technology; ITS = International Trading Solutions; IWM = International Wealth Management; JV = Joint Venture; LBO = Leveraged Buyout; LE = Leverage Exposure; LSC = Large Swiss Corporates; LTM = Last Twelve Months; M&A = Mergers & Acquisitions; MD(R) = Managing Director; Mgmt. = Management; MI = Management Information; MifiD II = Markets in Financial Instruments Directive II; Mkts = Markets; NNA = Net new assets; OCC = Office of the Comptroller of the Currency; Op Risk = Operational Risk; PB = Private Banking; PB&WM = Private Banking & Wealth Management; PC = Private Clients; PEP = Politically Exposed Person; pp = percentage points; PTI = Pre-tax income; PWMC = Private & Wealth Management Clients; RM = Relationship Manager(s); RMBS = Residential Mortgage Backed Securities; RoRC = Return on Regulatory Capital; RoTE = Return on Tangible Equity; RPA = Robotic Process Automation; RtB = Run the Bank; RWA = Risk-weighted assets; SA-CCR = Standardized Approach to Counterparty Credit Risk; SME = Small and Medium-Sized Enterprises; SMG = Systematic Market-Making Group; SoW = Share of Wallet; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; TBTF = Too Big To Fail; TBV(PS) = Tangible Book Value (per Share); (U)HNW(I) = (Ultra) High Net Worth (Individuals); US GAAP = United States Generally Accepted Accounting Principles; U/W = Underwriting; VaR = Value-at-Risk; VIX = Volatility Index; WM = Wealth Management; WM&C = Wealth Management & Connected; YoY = Year over year; YTD = Year to Date

 December 12, 2018  Credit Suisse Investor Day 2018Utilizing technology

 Disclaimer  2  December 12, 2018  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Cautionary statement regarding forward-looking statementsThis presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 and in the “Cautionary statement regarding forward-looking information" in our media release relating to Investor Day, published on December 12, 2018 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information. Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in the Appendix of the CEO and CFO Investor Day presentations, published on December 12, 2018. All Investor Day presentations are available on our website at www.credit-suisse.com.Many of our references to estimates, ambitions, objectives and targets for revenues, operating expenses, operating cost base, pre-tax income and return on regulatory capital are on an adjusted basis as well. These adjusted numbers, return on tangible equity and tangible book value per share are non-GAAP financial measures. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measure is unavailable without unreasonable efforts. Adjusted results exclude goodwill impairment, major litigation charges, real estate gains and other revenue and expense items included in our reported results, which are unavailable on a prospective basis. Tangible equity excludes goodwill and other intangible assets from shareholders’ equity, all of which are unavailable on a prospective basis. Tangible book value per share excludes the impact of any dividends paid during the performance period, share buybacks, own credit movements, foreign exchange rate movements and pension-related impacts, all of which are unavailable on a prospective basis.Statement regarding capital, liquidity and leverageAs of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The look-through tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.SourcesCertain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

 Presenters  3  December 12, 2018      Hosts  Speakers  Francois C. MonnetAsia PacificHead of Private Banking North Asia  Anke Bridge-HauxSUBHead of SUB Digitalization & Products  Laura BarrowmanCorporate FunctionsGroup Chief Technology Officer  Homa SiddiquiCorporate FunctionsChief Compliance & Regulatory Affairs Officer COO  Pierre-Olivier BouéeGroup Chief Operating Officer  Lara J. WarnerChief Compliance & Regulatory Affairs Officer  Luis PereiraAsia PacificHead of APAC Technology & Change  Claude HoneggerCorporate FunctionsGroup ChiefInformation Officer

 Pierre-Olivier Bouée, Group Chief Operating OfficerClaude Honegger, Group Chief Information OfficerLaura Barrowman, Group Chief Technology OfficerDecember 12, 2018  Utilizing technology

 5  December 12, 2018  Technology Booths  Part A of presentation  Part B of presentation  Business Divisions and Corporate Functions use technologyto deliver value to our clients in a profitable manner                                          We optimize technology operating expenses and investment output, facilitated by Group COO  Businesses focus on tangible results to modernize our platforms and integrate processes for the benefit of our clients  We apply innovative technology to accelerate our digital transformation  Global Markets Credit Bond Recommendation Engine  IWM360° Advice  SUB Institutional ClientsInvestment Analytics Platform  FinanceDistributed Ledger / Machine Learning

 Group wide consistent approach encouraging re-use of capabilities and leverage of external components   6  December 12, 2018  Our approach to technology has been to empower Divisions and Functions whilst ensuring consistency across the Group  Distributed accountability  Business driven innovation  Strategic platform management      IWM IT  SUB IT  IBCM IT      Corporate Services Technology  GOSD  Risk & Finance IT  Group CIO/CTO  IT Architecture  Governance  APAC IT  GM Technology  Artificial IntelligenceAmelia: global IT service desk chatbot  Big DataTalos1: utilizing deep learning for eComm surveillance  Distributed LedgerHQLAx2: collateral transfers across the global financial ecosystem  Process Automation561 robots automating 284 processes  1 Talos is an intelligent filtering natural language processing engine 2 Financial technology innovator HQLAx, together with Credit Suisse and ING, have completed the first live securities lending transaction settled using R3's Corda blockchain platform

   7  December 12, 2018  Our IT spend reflects our efforts on optimizing Run-the-Bank while maximizing output of Change-the-Bank investments  Change-the-Bank2  Run-the-Bank1  20183  2.8  1.4  1.4  2015  3.0  1.4  1.6  Total IT spendP&L in CHF bn  Total IT spend as % of adj. Operating Expenses  14%  17%  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Run-the-Bank (RtB): The collection of work that allows the business to continue operating within its existing parameters, offering no change in functionality or capability with no loss of current performance or quality 2 Change-the-Bank (CtB): The collection of work undertaken to support the strategies of the business and IT, offering change in functionality, capability and/or quality 3 Budget as per October 2018  Discontinue – Decommission and consolidate legacyOptimize – Lower unit prices and manage demandTransform – Leverage new technologies  Focus our investments to support strategic buildout and continuous improvement of platformsMaximize output through higher productivity of IT functions

   8  December 12, 2018  We sustainably reduce Run-the-Bank spend along our Strategic Cost Transformation principles while improving system stability  IT Run-the-Bank spend P&L in CHF  +16%  RtBefficiencies  -25%  2015baseline   -9%   20181  RtBinvestments  -21%  3Q18 LTM  2015  Total number of IT incidentsIncidents per year  1 Budget as per October 2018

   9  December 12, 2018  We follow through on discontinuation of non-strategic platforms, remove redundancies and simplify our technology landscape  Discontinue      Decommissioning  Consolidation  Simplification  applications decommissioned (37%)1  1,300  100+  firewall systems replaced5  data halls eliminated3  10  of PB US applications decommissioned2  100%  45%  decrease in total cost of mainframe systems in Switzerland6  4.8 MW  reduction in monthly carbon footprint4  1 Since 2015 2 By early 2019 3 Data center consolidation and elimination across EMEA, Americas, and APAC since 2012 4 compared to monthly carbon footprint 2012 5 Since 2015 over 100 legacy firewall systems have been decommissioned and replaced as part of network operational risks remediation in Switzerland 6 Decrease of annual total cost for mainframe systems in Switzerland  since 2010, leveraging software and hardware clustering

   10  December 12, 2018  We optimize our maintenance spend by increasing variability of costs, leveraging new technologies and strategic partnerships          Optimize  Leverage managed service  Increase cost variabilityGrid computing: grid slot utilization per region in hours, 7 day snapshot  1 Estimated printing volume reduction over the next 5 years 2 As per service contract 3 Estimated storage cost savings over the next 7 years by switching to a managed server model    Americas    APAC    Switzerland    Europe  reduction in printing volume1  -50%  storage-as-a-service costs3  -27%  flexibility of printer fleet size2   35%

   11  December 12, 2018  We enable digital business capabilities by offering state-of-the-art infrastructure services     Advanced Infrastructure  Cognitive Computing  Cloud adoption  reduction in data provisioning time with Group CTO Cloud Database Services2  94%  Number of CPU by category  Physical CPU  Virtual CPU  Cloud CPU  Transform  2017  2018  automated problem tickets3  +147%  service desk incidents resolved by Amelia  30%  1 Over the last 12 months 2 From 90 minutes to 5 minutes (project began in 2017) 3 October 2018 YTD   computing power1  +50%  internal cost for computing1  -8%

   12  December 12, 2018  We are increasing our strategic investment to modernize our estate along a consistent and common architecture              Finance  Risk  Operations  Products & Execution  Client Channels & Client Servicing  Common architecture  Modernization of estate  applications decommissioned (37%)2  1,300  new applications introduced2  900  of current applications introduced 2015 and later  25%  Strategic  20181  2017  IT CtB investments by capability  Maintain / decommission  1 October 31 2018 YTD 2 Since 2015 focus topics  13  December 12, 2018  In a cohesive manner we leverage people, processes, and tools to improve our productivity of Change-the-Bank developments      People          Right skillsRight placeRight price  Processes    Design thinkingLean & agileFront-to-back  Tools    One integrated tool chain    Increased performance of team and vendorsImproved quality and securityAutomated development process end-to-end  Productivity

   14  December 12, 2018  One single integrated developer tool chain, Odyssey, is used across all IT areas and technology estate    Plan    Code    Build    Test    Release  Crucible  FishEye      Strela  Artifactory  Jenkins      SonarQube  Lifecycle  Transporter      Jira  Leverage and integrate state of the art components, recently added Git1, Bitbucket1 and flexible quality gates1Continuous integration and automation of development process end-to-end with 98% adoption rateInstalled telemetry to provide transparency on performance, quality, security, and level of automation         Odyssey (simplified view)                    Subversion          1 Software development tools integrated into Odyssey tool chain

 15  December 12, 2018  Our tool chain’s telemetry enables us to improve coding output and quality alongside faster time to market  Quality & Security  Automation  Number of change related incidents2  -33%  Performance  Average coding hours per day1  +5.5%  1 Average coding hours per day per developer, 3Q18 LTM 2 2016-2018 3 In CHF, 2016-2018   Increasing end-to-end automation of entire development process  Number of changes per CtB million spend3  +40%

 16  December 12, 2018  Technology Booths  Part A of presentation  Part B of presentation  Business Divisions and Corporate Functions use technologyto deliver value to our clients in a profitable manner      Global Markets Credit Bond Recommendation Engine    IWM360° Advice    SUB Institutional ClientsInvestment Analytics Platform  FinanceDistributed Ledger / Machine Learning                                                                                        We optimize technology operating expenses and investment output, facilitated by Group COO  Businesses focus on tangible results to modernize our platforms and integrate processes for the benefit of our clients  We apply innovative technology to accelerate our digital transformation

 Francois Clovis Monnet, Head of Private Banking North AsiaLuis Pereira, Head of APAC Technology & ChangeDecember 12, 2018  Utilizing technologyDriving growth through RM productivity and client interaction

   18  December 12, 2018  Relationship management and advisory process powered by technology  Connect  Multi-Channel solutions allow our clients to reach us anytime, anywhere, and through their channel of choice  Empower  Personalized, timely content and holistic insights empower our clients to make better informed decisions, and make our relationship managers relevant and efficient  Protect  Advanced data analytics and always-on risk management is keeping our clients safe

 Our technology connectsA multi-channel engagement  Digital Private Bank (DPB)  62%  Eligible clients using DPB  48%  Of users access DPB via mobile  34%  Equity trading volume executed via DPB  150%  Trading volume compared to last year1  43%  Eligible clients using DPB in Australia; Fastest adoption in APAC in less than one year  2x  FX trading volume compared to last year1  CS Chat  First private banking chat service to launch on Apple Business Chat  December 12, 2018  19  1 11M18 vs 11M17

 20  December 12, 2018  Our technology empowers clientsDelivering personalized and relevant content  Notifications  Timely personalized portfolio and market updates help clients take prompt action   CS Invest, Research and Insights  Best-in-class investment ideas that fit client’s investment needs and objectives, risk tolerance and investment knowledge    >100k  Targeted investment ideas in the last 12 months  300%  Growth of CS Invest AuM in the last 12 months

 21  December 12, 2018  Our technology empowers relationship managersAugmented wealth management services  RM Ecosystem  A comprehensive relationship and portfolio management platform, at the office and on the go  High Quality Product Content  Professionally curated and targeted content ready for distribution  Aggregated Portfolio Risk & AnalyticsCredit Suisse relationship managers as asset allocators of choice  >2,700  Cross-asset investment campaigns by individual relationship managers in last 12 months

 22  December 12, 2018  Our technology protects Advanced risk monitoring  Risk Analyzer  Comprehensive portfolio health-check and risk simulations  Portfolio Monitoring  Advanced analytics with performance and risk attributions  Investment Suitability  Systematic measures to guide our clients and keep them safe  Investment suitability validations a month  14mn  900k  Positions  37k  Portfolios

 23  December 12, 2018  How we did itOur technology delivery model has been transformed    Design thinking Close collaboration between technology and the business, focusing on delivering superior client experiences  Open WMC platformA component and API based architecture, leveraging institutional capabilities for content, data and risk management  Agile methodologyStrategic talent acquisition, small self-managed teams and strong DevOps practices

 24  December 12, 2018    2011  2018  2012  2013  2014  2015  2016  2017  Client Reporting  DPB  CS Invest  Canopy  CS Chat  Front Office Workplace  Order Management  RM Ecosystem  RM Mobility  Core Banking  Robotics  Fondue  Spark  Risk Analyzer and Rule Center  Investment Suitability  Multi-bank portfolio consolidation  Multi-channel  Solutions  Open Platform  Singapore  HK  AUS & Thailand  Singapore  HK  Data and analytics platform  Product content and trade recommendation platform  Our strategic technology roadmap supports our growth

   25  December 12, 2018  Our technology is differentiating and award winning  Superior client experiencebuilt for and with clients  Cutting edge functionalitiessuch as our collaboration tools  Powerful content managementand online trading of equities, ETFs, FX spot and Forward  Integrated risk scenariosand portfolio health checks  User-friendly authenticationvia secure biometric access  Open ecosystemaccommodating FinTech innovation  Our clients are significantly more engaged and satisfied, with greater loyalty and trust in our brand  Our relationship managers are more relevant, offering a timely value-add service

 Anke Bridge-Haux, Head of SUB Digitalization & ProductsDecember 12, 2018  Utilizing technologyOffering seamless and integrated client experience

     Digitalization at Swiss Universal Bank: Offering seamless and integrated client experience   December 12, 2018  27  Source: Federal statistical Office 2018  Showcase: Digital lifecycle journey for an entrepreneur client  Digitalization in line with Divisional Strategy  Creating growthDigitized, omni-channel, accessible, compliant, efficient.Driving transformationEngaging clients digitally. Mobile, convenient, personalized.                                                                                  Bank for Entrepreneurs: Core element of the Swiss Universal Bank's strategyDigital savviness of entrepreneurs: Opportunity to differentiate in the marketDigital integration of corporate and private banking solutions is a key client need   Entrepreneurs represent a significant market for SUB  Entrepreneurs and executives are a key driver for growth in Private Banking  99% of companies are SMEs and 66% of employees are employed in SME segment

   3rd party bank account aggregation.                 Dashboard with overviews. Online applications and renewals. Automatic decision engine.                              Integrated online banking  Integrated corporate and private banking. Self-scanning of payment slips. Full view on net wealth.  Online leasing and credit                Cash management and multi-banking                Drag and drop report generation. Screen sharing with client. Automatic investment proposals.  Relationship manager workbench  Focus on entrepreneur needs, e.g. accounting system connectivity.   Future: Open ecosystems                                                    Digital lifecycle journey for an entrepreneur client  December 12, 2018  28                Fully digital onboarding  Without branch visit. Connectivity to commercial registry. Video client identification.

   3rd party bank account aggregation.                 Dashboard with overviews. Online applications and renewals. Automatic decision engine.                              Integrated online banking  Online leasing and credit                Cash management and multi-banking                Drag and drop report generation. Screen sharing with client. Automatic investment proposals.  Relationship manager workbench  Future: Open ecosystems                                                    Digital lifecycle journey for an entrepreneur client  December 12, 2018  29                  Fully digital onboarding  Without branch visit. Connectivity to commercial registry. Video client identification.  Integrated corporate and private banking. Self-scanning of payment slips. Full view on net wealth.  Focus on entrepreneur needs, e.g. accounting system connectivity.

 30  December 12, 2018  Fully digital onboarding

     3rd party bank account aggregation.                 Dashboard with overviews. Online applications and renewals. Automatic decision engine.                              Integrated online banking  Online leasing and credit                Cash management and multi-banking                Drag and drop report generation. Screen sharing with client. Automatic investment proposals.  Relationship manager workbench  Future: Open ecosystems                                                    Digital lifecycle journey for an entrepreneur client  December 12, 2018  31                Fully digital onboarding  Without branch visit. Connectivity to commercial registry. Video client identification.  Integrated corporate and private banking. Self-scanning of payment slips. Full view on net wealth.  Focus on entrepreneur needs, e.g. accounting system connectivity.

 32  December 12, 2018  Online leasing and credit

     3rd party bank account aggregation.                 Dashboard with overviews. Online applications and renewals. Automatic decision engine.                              Integrated online banking  Integrated corporate and private banking. Self-scanning of payment slips. Full view on net wealth.  Online leasing and credit                Cash management and multi-banking                Drag and drop report generation. Screen sharing with client. Automatic investment proposals.  Relationship manager workbench  Future: Open ecosystems                                                    Digital lifecycle journey for an entrepreneur client  December 12, 2018  33                Fully digital onboarding  Without branch visit. Connectivity to commercial registry. Video client identification.  Focus on entrepreneur needs, e.g. accounting system connectivity.

 34  December 12, 2018  Integrated online banking

     3rd party bank account aggregation.                 Dashboard with overviews. Online applications and renewals. Automatic decision engine.                              Integrated online banking  Online leasing and credit                Cash management and multi-banking                Drag and drop report generation. Screen sharing with client. Automatic investment proposals.  Relationship manager workbench  Future: Open ecosystems                                                    Digital lifecycle journey for an entrepreneur client  December 12, 2018  35                Fully digital onboarding  Without branch visit. Connectivity to commercial registry. Video client identification.  Integrated corporate and private banking. Self-scanning of payment slips. Full view on net wealth.  Focus on entrepreneur needs, e.g. accounting system connectivity.

 36  December 12, 2018  Cash management and multi-banking

     3rd party bank account aggregation.                 Dashboard with overviews. Online applications and renewals. Automatic decision engine.                              Integrated online banking  Online leasing and credit                Cash management and multi-banking                Drag and drop report generation. Screen sharing with client. Automatic investment proposals.  Relationship manager workbench  Future: Open ecosystems                                                    Digital lifecycle journey for an entrepreneur client  December 12, 2018  37                Fully digital onboarding  Without branch visit. Connectivity to commercial registry. Video client identification.  Integrated corporate and private banking. Self-scanning of payment slips. Full view on net wealth.  Focus on entrepreneur needs, e.g. accounting system connectivity.

 38  December 12, 2018  Relationship manager workbench

     3rd party bank account aggregation.                 Dashboard with overviews. Online applications and renewals. Automatic decision engine.                              Integrated online banking  Online leasing and credit                Cash management and multi-banking                Drag and drop report generation. Screen sharing with client. Automatic investment proposals.  Relationship manager workbench  Focus on entrepreneur needs, e.g. accounting system connectivity.   Future: Open ecosystems                                                    Digital lifecycle journey for an entrepreneur client  December 12, 2018  39                  Fully digital onboarding  Without branch visit. Connectivity to commercial registry. Video client identification.  Integrated corporate and private banking. Self-scanning of payment slips. Full view on net wealth.

   40  December 12, 2018  More engaged clients in a more effective way for Credit Suisse  78% of start-up client openings are digital  Note: Figures per October 2018 (except start up accounts: November 2018) 1 SUB HWNI and Affluent RMs  >80% of new private clients on-board digitally  Flaw rates 70+% lower vs paper process        98% of relationship managers use the new workbench1

 Lara Warner, Chief Compliance & Regulatory OfficerHoma Siddiqui, Chief Compliance & Regulatory Officer COODecember 12, 2018  Utilizing technologyModern Compliance risk management capabilities

   We are delivering advanced risk management capabilities that help raise the bar for the industry & are recognized by Regulators  42  1 Estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for may differ from any estimates 2 Per project  December 12, 2018      Enabling exponential pace of technology capability delivery at marginal cost  CCRO Risk Management Capabilities  2017  2016  2018  2019  Broader, deeper prevention & detection than industry standards   To be showcased in video  CCRO Technology Platform & Approach  Legacy  Platform  Strategic  Investment Categories  CCRO total technology investments < USD 100 mn total p.a.  1  1  1  Highly effective delivery approach  2  Modern flexible data platform  3  Multi-year strategic investments    From 2016 delivery2:Avg. cost: CHF 820kAvg. duration: 10.5 months  To 2018 delivery2: Avg. cost: CHF 240k  70%Avg. duration: 4.8 months  54%    Hawkeye    Octopus              iComply      Trader Holistic Surveillance  SCV Supervisor Dashboard  Robotics (100 robots active)                          Cross Border Compass  Case Managers (12 active, including PEP)    RM Holistic Surveillance  Single External View  Gotham  Data Analytics Sandbox  Single Client View  Trading Supervisor Dashboard  Client Holistic Surveillance

   43  Our advanced technical capabilities enable us to better manage risk and total cost of Compliance      Total Cost of Compliance    1 Accenture News Release 2017 Compliance Risk Study, April 2017 2 American Banker, April 2018 3 2018 Estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates 4 As of December 2016 5 As of December 2017 6 As of November 2018 7 Figures from January to October  December 12, 2018  Non-VisibleCosts          Promising results in Investigations & Employee conduct    Number of open CS investigations went down by ~71% since 2016  Number of CS higher severity disciplinary cases went down by ~25% since 2016  -71%  4  5  6  -25%  7  7  7  Traditional Compliance Model:Compliance industry costs expected to rise 10-20% annually1Compliance costs were typically 6-10% of revenue2 in 2017  Overall Compliance costs – Industry vs Credit Suisse  +10-20%  Industry  -12%  Credit Suisse CCRO Model:CCRO has managed costs down 12% YoY3CCRO costs are 3% of revenue3  VisibleCosts          3

   CCRO risk management capabilities in actionVideo  Client Risk  Employee Risk              Single Client ViewClient Holistic SurveillanceTrader & RM Holistic SurveillanceGotham  44  December 12, 2018

 45  December 12, 2018  Key issues the industry faces in respect of money laundering on a global scale  Risk of systematic and undetected money launderingSystemic weaknesses in systems and controls alongside other factors such as employee misconductFailure to detect and report suspicious transactionsFailure to detect rogue employee behaviorsFailure to adapt and learn lessons from past incidents, including taking an industry-wide view  A traditional, industry standard approach towards prevention and detection leads to repeat issues, sanctions, reputational risk and loss of shareholder and public confidence within the industry as a wholeWhilst it is not possible to guarantee that all illicit activity will always be detected, industry leading capabilities including data analytics, technology and enhanced investigation techniques lead to proactive prevention and detection alongside continuous Compliance improvement    ?                                            ?  ?  ?  ?

 46  December 12, 2018  Traditional methods/capabilities provide limited ability to prevent and detect AML risk                      Traditional anti-money laundering surveillances are usually rules or scenario-based     Across the industry, ability to systematically identify suspicious/complex behavior is limited      Manual monitoring conducted by human beings is prone to gaps and potential failure    Employee behaviors also need to be effectively monitored to detect and prevent internal threats  Third parties who may not be visible to us can also create further risk                      Client relationships can range in terms of complexity   ?            Many parties, accounts and jurisdictions can be involved                                 Isolated account/sub-account view versus holistic client overview increases complexity of risk management  A  B  C        Manual approach to onboarding, KYC, account lifecycle management leads to risk of knowledge gaps                              ?                    ?                              ?                    ?            ?

                                                                                                                                                                                                                                                                                                                                                                                           Legitimate Operating Company (Parent)e.g. overall management oversight and distribution/export of machinery; registered in Jurisdiction X                          Legitimate Operating Company (Subsidiary) e.g. producer of raw material/machinery; registered in Jurisdiction Y  Client is controlling person and/or shareholder of Operating Company                                                                           Potential additional layers of subsidiaries  Client  Individual/personal account booked in Jurisdiction XPrivate Investment Company booked in Jurisdiction ZPrivate Investment Company to receive regular profits/ dividends booked in Jurisdiction X    A  B  C      A  B  C    Organized criminals are increasingly sophisticatedExample money laundering scheme     47  December 12, 2018                          Regular fund transfers between individual relationships; multiple RMs/booking centers  ?      Seemingly legitimate contractual relationships/documentatione.g. sales, loans, salaries, operating profits  Seemingly legitimate paymentse.g. sales, loans, salaries, license fees, operating profits  Regular Profits/Dividends from Parent Company                                                                                                    Shell EntityE.g. LLP  Corporate DirectorsE.g. Entities in off-shore secrecy location to obfuscate          Intermediary for registration and administration    Bank          Seemingly legitimate contracte.g. synthetic sale and purchase or loan repayment                              Distribution of laundered funds                                          CS Prevention & Detection Capabilities  Single Client View  Single External View  Client Holistic Surveillance  Deep investigationswith Gotham  Trader Holistic Surveillance  RM Holistic Surveillance  Inside Threat/Conduct  Bank Employee        Regular injection of illegitimate fundse.g. below reportable thresholds  ?  Basic Principles:Injection/PlacementIntegration Layering/Distribution

   Engaging with Regulators to change the Compliance paradigm  48  December 12, 2018  Positive Feedback Themes    Advanced capabilities compared to peersCapabilities are being used to manage risk effectively  CS Capabilities Demonstration  In 2018 we have spent more than 30 hours in our labs proactively engaging with more than10 regulators in open and transparent dialogue  Demonstrating our capabilities that help us prevent and detect risk, including:Data Analytics Center (Data scientists, Investigators,Compliance Officers)Full capabilities walk-throughsCross-functional design teams

   49  What’s next?Broaden and deepen our advanced risk management capabilities  December 12, 2018  Prevent risks materializing  1  Detect risks faster  2  Efficiently enable bank-wide risk management  3    67 GlobalSurveillanceAnalysts  Capabilities1  Tools  Deep Financial Crime Compliance expertise  100+ Compliance &Financial Crime investigators  40+ DataScientists  Single Client Viewcovering ~99% ofwealth management(WM) clients  Client Holistic Surveillance in Switzerland withroll-out planned to cover 90% WM clients in 2019  Trader Holistic Surveillancecovering ~100%traders  RM HolisticSurveillance covering~80% RMs    CCRO is reducing the probability of compliance risk becoming an economic risk    1 As of end of November 2018

 50  December 12, 2018  Technology Booths  Part A of presentation  Part B of presentation  Business Divisions and Corporate Functions use technologyto deliver value to our clients in a profitable manner      Global Markets Credit Bond Recommendation Engine    IWM360° Advice    SUB Institutional ClientsInvestment Analytics Platform  FinanceDistributed Ledger / Machine Learning                                                                                        We optimize technology operating expenses and investment output, facilitated by Group COO  Businesses focus on tangible results to modernize our platforms and integrate processes for the benefit of our clients  We apply innovative technology to accelerate our digital transformation

 Appendix  51  December 12, 2018

 Notes (1/2)  52  December 12, 2018  For reconciliation of adjusted to reported results, refer to the Appendix of the CEO and CFO Investor Day presentations, published on December 12, 2018Throughout the presentation rounding differences may occurUnless otherwise noted, all CET1 ratio, Tier 1 leverage ratio, risk-weighted assets and leverage exposure figures shown in this presentation are as of the end of the respective period and on a “look-through” basisGross and net margins are shown in basis pointsGross margin = (adj.) net revenues annualized / average AuM; net margin = (adj.) pre-tax income annualized / average AuMMandate penetration reflects advisory and discretionary mandate volumes as a percentage of AuM, excluding those from the external asset manager business  General notes  Specific notes  * Our cost savings program, until the end of 2018, is measured using an adjusted operating cost base at constant 2015 FX rates. “Adjusted operating cost base at constant FX rates” includes adjustments as made in all our disclosures for restructuring expenses, major litigation provisions, expenses related to business sales and a goodwill impairment taken in 4Q15 as well as adjustments for debit valuation adjustments (DVA) related volatility, FX and for certain accounting changes (which had not been in place at the launch of the cost savings program). Adjustments for certain accounting changes have been restated to reflect grossed up expenses in the Corporate Center and, starting in 1Q18, also include adjustments for changes from ASU 2014-09 “Revenue from Contracts with Customers”, which is described further in our 1Q18, 2Q18 and 3Q18 financial reports. Adjustments for FX apply unweighted currency exchange rates, i.e., a straight line average of monthly rates, consistently for the periods under review. Starting from 1Q19, we intend to express our operating cost base at constant 2018 FX rates and to adjust for significant litigation costs, expenses related to business and real estate sales as well as DVA related volatility, but not for restructuring expenses and certain accounting changes. Adjustments for FX will continue to apply unweighted currency exchange rates.† Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using (adjusted) income / (loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital. ‡ Return on tangible equity is based on tangible equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.° Tangible book value is a non-GAAP financial measure and is equal to tangible equity attributable to shareholders. Tangible book value per share is a non-GAAP financial measure, which is calculated by dividing tangible equity attributable to shareholders, a non-GAAP financial measure, by total number of shares outstanding. Tangible equity attributable to shareholders, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total equity attributable to shareholders as presented in our balance sheet. Management believes that tangible book value per share is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired. For end-3Q18, tangible equity excluded goodwill of CHF 4,736 mn and other intangible assets of CHF 214 mn from total shareholders’ equity of CHF 42,734 mn as presented in our balance sheet. For end-2017, tangible equity excluded goodwill of CHF 4,742 mn and other intangible assets of CHF 223 mn from total shareholders' equity of CHF 41,902 mn as presented in our balance sheet. For end-2Q15, tangible equity excluded goodwill of CHF 8,238 mn and other intangible assets of CHF 205 mn from total shareholders' equity of CHF 42,642 mn as presented in our balance sheet. Shares outstanding were 2,552.4 mn at end-3Q18, 2,550.3 mn at end-2017 and 1,632.4 mn at end-2Q15.

 53  December 12, 2018  Notes (2/2)  Abbreviations  Adj. = Adjusted; AI = Artificial Intelligence; AM = Asset Management; AML = Anti-Money Laundering; APAC = Asia Pacific; ARU = Asset Resolution Unit;AT1 = Additional Tier 1; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BEAT = Base Erosion and Anti-Abuse Tax; BIS = Bank for International Settlements; bps = basis points; CAGR = Compound Annual Growth Rate; CBG = Corporate Bank Group; CCAR = Comprehensive Capital Adequacy Review; CCRO = Chief Compliance and Regulatory Affairs Officer; CDX HY = High-yield credit default swap index; CET1 = Common Equity Tier 1; CIC = Corporate & Institutional Clients; CIF = Customer/Client Information File; CIO = Chief Investment Officer; Corp. Ctr. = Corporate Center; CtB = Change the Bank; CVA = Credit Valuation Adjustment; DCM = Debt Capital Markets; DoJ = Department of Justice; DTA = Deferred Tax Assets; DVA = Debit Valuation Adjustments; EAM = External Asset Manager; EBITDA = Earnings Before Interest Taxes Depreciation and Amortization; ECM = Equity Capital Markets; EM = Emerging Markets; EMEA = Europe, Middle East & Africa; EQ = Equities; ERP = Enterprise Resource Planning; Est. = Estimate; EU = European Union; FICC = Fixed Income, Currencies & Commodities; FINMA = Swiss Financial Market Supervisory Authority FINMA; FLP = Fund Linked Products; FRTB = Fundamental Review of the Trading Book; FTE = Full-time employee; FX = Foreign Exchange; GDP = Gross Domestic Product; GM = Global Markets; G10 = Group of Ten; HKEX = Hong Kong Exchange; IBCM = Investment Banking & Capital Markets; IBD = Investment Banking Department; IC = Investment Consultant; ICBC = Industrial and Commercial Bank of China; ICBCCS = ICBC Credit Suisse Asset Management Co. Ltd; IG = Investment Grade; IMF = International Monetary Fund; IMM = Internal Model Method; IP = Investor Products; IPO = Initial Public Offering; IPRE= Interest Producing Real Estate; IRB = Internal Ratings Based; IS&P = Investment Solutions and Products; IT = Information Technology; ITS = International Trading Solutions; IWM = International Wealth Management; JV = Joint Venture; LBO = Leveraged Buyout; LE = Leverage Exposure; LSC = Large Swiss Corporates; LTM = Last Twelve Months; M&A = Mergers & Acquisitions; MD(R) = Managing Director; Mgmt. = Management; MI = Management Information; MifiD II = Markets in Financial Instruments Directive II; Mkts = Markets; NNA = Net new assets; OCC = Office of the Comptroller of the Currency; Op Risk = Operational Risk; PB = Private Banking; PB&WM = Private Banking & Wealth Management; PC = Private Clients; PEP = Politically Exposed Person; pp = percentage points; PTI = Pre-tax income; PWMC = Private & Wealth Management Clients; RM = Relationship Manager(s); RMBS = Residential Mortgage Backed Securities; RoRC = Return on Regulatory Capital; RoTE = Return on Tangible Equity; RPA = Robotic Process Automation; RtB = Run the Bank; RWA = Risk-weighted assets; SA-CCR = Standardized Approach to Counterparty Credit Risk; SME = Small and Medium-Sized Enterprises; SMG = Systematic Market-Making Group; SoW = Share of Wallet; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; TBTF = Too Big To Fail; TBV(PS) = Tangible Book Value (per Share); (U)HNW(I) = (Ultra) High Net Worth (Individuals); US GAAP = United States Generally Accepted Accounting Principles; U/W = Underwriting; VaR = Value-at-Risk; VIX = Volatility Index; WM = Wealth Management; WM&C = Wealth Management & Connected; YoY = Year over year; YTD = Year to Date

 December 12, 2018  Credit Suisse Investor Day 2018Managing our business through the cycle

 Disclaimer  2  December 12, 2018  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Cautionary statement regarding forward-looking statementsThis presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 and in the “Cautionary statement regarding forward-looking information" in our media release relating to Investor Day, published on December 12, 2018 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information. Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in the Appendix of the CEO and CFO Investor Day presentations, published on December 12, 2018. All Investor Day presentations are available on our website at www.credit-suisse.com.Many of our references to estimates, ambitions, objectives and targets for revenues, operating expenses, operating cost base, pre-tax income and return on regulatory capital are on an adjusted basis as well. These adjusted numbers, return on tangible equity and tangible book value per share are non-GAAP financial measures. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measure is unavailable without unreasonable efforts. Adjusted results exclude goodwill impairment, major litigation charges, real estate gains and other revenue and expense items included in our reported results, which are unavailable on a prospective basis. Tangible equity excludes goodwill and other intangible assets from shareholders’ equity, all of which are unavailable on a prospective basis. Tangible book value per share excludes the impact of any dividends paid during the performance period, share buybacks, own credit movements, foreign exchange rate movements and pension-related impacts, all of which are unavailable on a prospective basis.Statement regarding capital, liquidity and leverageAs of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The look-through tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.SourcesCertain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

 Presenters  3  December 12, 2018      Hosts  Speakers  David MillerGlobal MarketsGlobal Head ofCredit Products  Timothy JoyceIBCMGlobal Head of Portfolio Management forCorporate Bank  Jay KimGlobal MarketsGlobal Head of Securitized Products  David MathersChief Financial Officer  James AmineCEO Investment Banking & Capital Markets  Carsten StoehrAsia PacificHead of APACFinancing Group &CEO Greater China  Malcolm PriceIBCMGlobal HeadFinancial Sponsors

 Jay Kim, Global Head of Securitized ProductsDecember 12, 2018  Managing our business through the cycleSecuritized Products

 5  December 12, 2018  Securitized Products (SP) is a unique, fully integrated platform that consistently delivers best in class execution for our clients  1 Based on CS SP client revenues as of 9M18 2 Other includes Central Bank, Pension, Insurance, Government / Public Sector, Private Bank, Private Client, and Sovereign Wealth Fund    Client base1  Asset class coverage  Consumer  Commercial  Residential  Commercial Real Estate  Transportation  Alternatives  SP platform  Asset Managers  Hedge Funds  Finance Companies  Banks & REITs  Corporate & Sponsors  Other2                                              Product Development & Manufacturing  Trading & Risk Management                          Distribution   SP Finance & Servicing(Fee/Accrual Revenues)Financing Origination (warehouse, bridge, and acquisition)Financing Solutions (structuring, restructuring, valuation, disposition, and servicing)Loan OriginationAsset & Portfolio Advisory  SP SalesPrimary / Capital MarketsSecondary Distribution  SP Trading(Bid/Ask Spread)Market Making in Agency & Private label (securities and whole loans)

 6  December 12, 2018  SP’s evolution provides clients with expanded capabilities, while lowering the risk profile and improving performance stability  2000-2011  2012  2015  2018 / 2019+  Evolved into capital-lite, full service model  Established SP Finance  Expanding asset classes & partnering with clients  SP Trading  Trading and securitization of agency and private label loans Secondary trading of legacy assets  Consolidated all SP-related businesses into one platformDeveloped financing capabilities across an array of asset classesExpanded capital markets capabilities  Optimized capital usage across business linesPositioned business to dynamically shift resourcesFocused on capital velocity   Partner with clients to distribute riskBuild-out partnership across other divisions / regionsContinue to grow capabilities across new and existing asset classes

 7  December 12, 2018  SP’s revenue diversification coupled with flexible capital allocation results in stable performance through the cycle  SP net revenue performance1In USD mn  Trading  Fee/accrual  2008  2009  2010  2012  2013  2014  2015  2016  2017  LTM(as of Sep 2018)  2007  2006  Former Structure  Current Structure  US household debt5In USD trn   BBB spreads2 vs Issuance3Spreads in bps, Issuance in USD bn  1 Net Revenues exclude SP other and NBL3 treasury. Figures for 2006-2015 present financial information as reported in each respective time period under our structure prior to re-segmentation announcement on Oct 21, 2015 2 LUCI BBB Benchmark Spread, Source: Federal Reserve Bank of St. Louis 3 All US Securitizations, Source: Thomson Reuters 4 Source: Federal Reserve Bank of St. Louis 5 Source: New York Fed Consumer Credit Panel/Equifax  3Q18 Total: USD 13.5 trn    Correlation = -38%   Spreads (bps)    (as of Sep 2018)  (as of Sep 2018)    US unemployment rate4      (as of Sep 2018)  5%  7%  9%  11%

 8  December 12, 2018  SP’s risk has declined as capital velocity increased, which protects Credit Suisse in a rapidly declining economic cycle  SP Risk-weighted assets1In USD bn  1 RWA is spot and excludes Other and Ops Risk RWA. Figures present financial information based on results under our structure as reported in each respective time period. 2012 RWA based on Basel 2/2.5, 3Q18 RWA basedon Basel 3 2 VaR for 2012 represents estimate for VaR pre Global Markets Accelerated Restructuring restatement 3 Figures represent funded balance of on and off balance sheet items. Includes market value exposure for Agency, Non-Agency and Other  -29%  SP Value-at-risk2Average one-day, 98% risk management VaR in USD mn  -25%  Strong risk management with a meaningful decline in RWA, VaR and securities trading inventoryAbility to pivot between trading and fee/accrual-based business to capture evolving market opportunities  SP Trading inventory (securities)3In USD mn  -59%

 9  December 12, 2018  The strategy is working: the SP franchise continues to be viewed by clients and the market as best in class  1  1  1  1  US RMBS1  All US Securitizations1  2012  2015  2016  9M18  “Most Innovative Bank for Securitization”(awarded 4 of 5 years running)  “Overall Best Securitization Bank” (awarded 3 of 4 years running)  1  2017  SP rankings  “2018 RMBS Bank of the Year”  Pass Throughs2  1  1  1  4  1  1  1  1  1  1  Agency CMBS3  1  1  1  1  1    “2017 North America Structured Finance House”    Structuring lead on ~75% of all Securitized Products lead assignments  16 inaugural issuers introduced to the market across 9 asset types  #1 in asset class diversification on Securitized Products lead assignments (16 asset types originated across 59 issuers)  SP awards   1 Source: Thomson Reuters 2 Source: TradeWeb 3 Source: CMBS Alert

 10  December 12, 2018  The financial health of the consumer remains strong…  1 New Delinquent (30+days) Balances by Loan Type, percent of balance, Source: New York Fed Consumer Credit Panel/Equifax 2 Disposable Personal Income: Per capita, Current dollars, Seasonally Adjusted Annual Rate (indexed), Source: Federal Reserve Bank of St. Louis 3 US House Price Index, Source: Core Logic 4 Total consumer credit owned and securitized, seasonally adjusted level, Source: Bureau of Economic Analysis 5 GDP in current dollars, seasonally adjusted annual rates, Source: Bureau of Economic Analysis 6 Household Debt as a percent of disposable personal income, quarterly (seasonally adjusted), Source: Federal Reserve Bank of St. Louis  US household debt service low relative to disposable income6  Correlation between US consumer debt4 and GDP5In USD trn  Increase in US disposable income2 & HPI3Indexed  Delinquent balances remain low, however signs of slight deterioration1Percent of Balance  13%  11%  9%    (as of Sep 2018)  (as of Apr 2018)    US HPI  Disposable Income  Student Loan  Auto  Credit Card  Mortgage    (as of Sep 2018)  (as of Sep 2018)  Correlation = 99.6%   US Consumer debt  US GDP  US Consumer Debt  US GDP  0

 11  December 12, 2018  ...and the outlook on supply and demand for SP products is also positive  1 Time periods for 2006 – 2017 represent 4Q and 2018 represents 3Q, Source: New York Fed Consumer Credit Panel/Equifax 2 Other includes Consumer Finance, Retail, and Home Equity Revolvers 3 Chart represents mortgages only, Source: Inside Mortgage Finance 4 Fixed Income Asset Backed strategies, Source: HFR 5 US Insurance Industry Cash and Invested Assets, SP assets include Mortgage, ABS and Other Structured Securities, Agency Backed RMBS, Private Label CMBS, Private Label RMBS, Agency-Backed CMBS, Source: National Association of Insurance Commissioners    Insurance industry allocations signal continued demand for SP assets5AuM in USD bn  Hedge Funds have increased allocation to SP asset classes4AuM In USD bn  SP Holdings  (as of Sep 2018)  Consumer need for debt across asset classes continues to grow1In USD trn  Auto  Credit Card  Other2  2006  2007  2008  2009  2010  2011  2012  2013  2014  2015  2016  2017  2018  Mortgage  Originations are shifting to non-bank lenders generating demand for securitizations3      Student Loan  +62  (as of Sep 2018)  CAGR 2010 – 3Q18 = 13%   +304

 David Miller, Global Head of Credit ProductsMalcolm Price, Global Head Financial SponsorsDecember 12, 2018  Managing our business through the cycleLeveraged Finance

 13  December 12, 2018  IBCM and GM partnership delivers the Credit Suisse Leveraged Finance franchise  Global MarketsCapital Markets: provides access to capital for issuing clients using the distribution platform and market intelligenceSector Strategy: provides fundamental company and industry-specific credit analysis and strategySales and Distribution: distributes new debt securities (issued by issuing clients) and existing debt securities (held by other investors)Secondary Trading: facilitates the investment and trading activities of clients through market making  Investment Banking and Capital MarketsSponsors coverage: drives relationships with private equity firms and executes Leveraged Finance deals for these clients Industry coverage: drives relationships with all corporates including private equity portfolio companiesLeveraged Finance Origination and Restructuring: supports coverage groups with Leveraged Finance execution for corporates  Syndicate  Sales  Originate   Structure  Trading  <30% Average quarterly Leveraged Finance contribution to total IBCM net revenues (1Q16 – 3Q18)  <20%Average quarterly Leveraged Finance1 contribution to total GM net revenues (1Q16 – 3Q18)  1 Reflects percentage of total GM net revenue, includes trading and U/W revenues

 14  December 12, 2018  Credit Suisse has successfully managed Leveraged Finance through credit cycles…  14  December 12, 2018  CSSoW %  14.8  11.6  11.5  10.6  10.4  8.3  9.4  8.6  4.8  8.3  9.7  9.3  9.3  9.2  8.7  8.3  9.4  8.4  8.4  Source: Dealogic as of November 2018; Includes HY Bonds, Institutional Loans and Bridge Loans 1 Absolute Share of Wallet over each period 2 2018 estimate based on annualized November 2018 figures. Actual results for 2018 may differ from any estimates  World Financial Crisis  Rise in LBO activity  Refinancings and return of jumbo LBO activity drive growth  Wave of refinancings  OCC updated Leveraged Lending guidance  2018E2    9.81  9.01    Leveraged Finance Street Feesin USD bn

 15  December 12, 2018  …and despite past credit shocks, the business has generated positive revenue each quarter since 2011  High Yield Index Spread to Worst (bps)  Leveraged Finance Capital Markets Revenues1 (Indexed)  489  864  604  725  442  555  388  650  499  924  (30-Nov)465  +375bpsS&P Downgrades U.S.  +121bpsGreek Debt Crisis  +113bpsTaper Tantrum  +262bpsEnergy Volatility Part I  +425bpsEnergy Volatility Part II  Source: Credit Suisse 1 Reflects IBCM and Global Markets Leveraged Finance Revenues (figures include mark-to-market impact)

 16  December 12, 2018  Recent trends in credit markets have raised some concerns…  ConcernsIncrease in US interest ratesIncrease in acquisition and leverage multiplesAggressive/liberal credit agreement terms  Debt Service Coverage1,2Average proforma EBITDA/Cash Interest  1 Source: S&P Global Market Intelligence (LCD) 2 Large U.S. Corporate LBOs, issuers with EBITDA > USD 50 million3 Source: Credit Suisse, CS U.S. Credit Chartbook – October 2018   MitigantsStrong economy and corporate earningsUS tax reformsHigher debt service coverage and equity cushionLow default rates    High Yield Default Rates3  Leverage Ratio1,2  Equity Contribution1,2

 17  December 12, 2018  …including potential risks with covenant-lite loans…  “The Loan Covenant Quality Indicator worsened slightly and is close to its all-time record-worst”-Moody’s, October 2018  U.S. Cov-Lite Loans as a Percentage of Total New Loan Issuance1  U.S. Incurrence Debt as a Percentage of Total Lev Fin New Issuance1,3  Concerns  Mitigants  Covenant-lite represents most of the loan marketLack of financial maintenance covenants perceived as increasing credit risk for lenders  Historical credit performance of covenant-lite loans similar to loans with maintenance covenants (loss rates on covenant-lite loans of 0.9% vs. full-covenant loans of 1.1%)2 Other covenants remain in place (e.g., debt incurrence covenants, dividend restrictions, collateral protections) even under covenant-lite structuresSenior portions of the capital structure remain protected by large subordinated capital cushions    1 Source: S&P Global Market Intelligence (LCD) 22Source: Credit Suisse, reflects weighted average loss rates since 2013 based on number of loans 3 Incurrence Debt includes Covenant-Lite and High Yield Bonds  +14pp  +4pp

 18  December 12, 2018  …Credit Suisse maintains robust underwriting standards and monitors market trends to minimize risk  1 Reflects peak Non-Investment Grade notional exposure for Leveraged Finance Capital Markets 2 Weighted average remaining flex of loan and bridge commitments3 Reflects weighted average days to de-risk by size of financing, for loan and bridge commitments at signing 4 Net market value  Flex Rate Cushion (bps)2  Underwriting Duration3  Underwriting Exposure1  -80%  +130%  -58%  Leveraged Finance Trading Inventory4  -59%

 Fundamentals of the largest Single B M&A financing deals have significantly improved post-crisis  19  December 12, 2018    Top Deals 2006 – 2008                Company  Total Debt in USD bn  Net Leverage Multiple  Equity Cushion  TXU Corp  40.0  7.9x  18.8%  HCA Inc  27.9  6.3x  15.9%  Alltel Holdings Corp  24.0  7.7x  15.5%  First Data Corp  22.2  8.4x  24.8%  Clear Channel  20.8  8.4x  14.4%  Top Deals 2016 – 9M18                Company  Total Debt in USD bn  Net Leverage Multiple  Equity Cushion  Refinitiv  13.5  5.2x  32.5%  Akzo Nobel Chemicals  7.6  5.7x  34.2%  Avantor  7.3  7.0x  41.0%  Envision Healthcare  7.2  6.9x  31.5%  BMC Software  6.2  6.5x  27.7%  27.0  Top 5 average  Source: S&P Global Market Intelligence (LCD), Dealogic, Public OMs (Use of Proceeds & Source of Funds)1 Weighted average based on total debt  ~7.7x1  ~17.9%1  8.4  Top 5 average  ~6.1x1  ~33.4%1

 20  December 12, 2018  Acquisitions were the primary use of proceeds in 2018 and M&A outlook for 2019 remains strong  1 Source: S&P Global Market Intelligence (LCD) 2 Source: Dealogic as of November 2018 3 Thomson Reuters as of September 2018 4 Source: Thomson Reuters and Bloomberg as of November 2018; previous cycle from 2005-2007 5 Source: Thomson Reuters and Factset as of November 2018   Americas Leveraged Finance Use of Proceeds (%)1  Global M&A Market2018 YTD announced M&A volume approaching USD 4 trillion, up more than 30% YoY2Technology and Healthcare continue to be major growth engines with 2018 YTD announced M&A volume up ~60% YoY in each sector2Cross-border transactions accounted for ~40% of M&A volume in 9M18, highest since 9M073 Announced M&A for 2018 as a % of market cap stands at 5.2%, well below previous cycles in the 7-8% range4One-day acquiror stock price reactions up 1.8% against the S&P 5005

 21  December 12, 2018  Sponsor dynamics suggest continued activity into 2019  Unrealized Portfolio Value1 in USD bn   Private Equity Fundraising Activity1 in USD bn  Private Equity Dry Powder1,2 in USD bn   1,174    +1.9x  623  Total Purchasing Power3 in USD bn   +3.4x  Leveraged Finance Origination (60%)  Private Equity (40%)  2,935  +1.3x  4  1 Source: Preqin as of November 2018 2 Reflects undrawn private equity commitments targeted for buyouts, growth, venture and mezzanine 3 Source: Credit Suisse calculation assuming 40% equity contribution andUSD 1,174 bn Private Equity dry powder 4 2018 estimate based on annualized November 2018 figures. Actual results for 2018 may differ from any estimates  1,174    1,761

 Timothy Joyce, Global Head of Portfolio Management for Corporate BankDecember 12, 2018  Managing our business through the cycleCorporate Bank

 23  December 12, 2018  The Corporate Bank originates and holds loans for IBCM and GM clients to support the firm’s relationships and drive revenues  Hold-to-maturity loan book comprised of IBCM and GM clients Exposure is primarily in the form of Revolving Credit FacilitiesSupport market-leading positions with private equity firms and the Leveraged Finance franchiseCapital invested to support large-cap coverage strategy      Corporate Lending: relationship lending in pursuit of banking revenues (M&A, Leveraged Finance, ECM and DCM)Portfolio Management Group (PMG): first line of defense with mandate to manage risk (default and market), optimize capital and minimize P&L1 volatility  Portfolio Growth +4%  Portfolio Growth +4%  2016  Oct. 2018  1 Profit & Loss 2 Investment Grade 3 Non-Investment Grade  Non-IG332%  Non-IG334%

 24  December 12, 2018  Overview of Corporate Bank portfolio  The maturity profile of the loan portfolio suggests there will not be significant near-term refinancing requiredThe portfolio is well diversified across sectors reflecting diverse IBCM and GM revenue streamsThe majority of Non-IG1 lending is in the form of secured revolving credit facilities  Loan Maturity Profile   Non-IG1 Exposure by Security Type2   Portfolio Industry Concentration2  1 Non-Investment Grade 2 Based on Net Exposure as of October 31, 2018; calculated as Gross Exposure less Hedge benefit

 25  December 12, 2018  PMG1 analysts track each name daily and assess how credit and market movements impact the portfolio   As % of CBG4 portfolio including SRU    Non-IG5  IG6  PMG1 Rating Outlook for the Corporate Bank Portfolio2  Red Flag Exposure2,3  1 Portfolio Management Group 2 Based on Gross Exposure as of October 31, 2018 3 “Red Flag” counterparty is one that has been identified by the Portfolio Management Group as having an elevated risk of default due to one or more material concerns 4 Corporate Bank Group 5 Non-Investment Grade 6 Investment Grade  4

 Carsten Stoehr, Head of APAC Financing Group & CEO Greater ChinaDecember 12, 2018  Managing our business through the cycleIntegrated APAC client lending

 27  December 12, 2018  APAC Financing Group – business focus  U/HNWsFamily Offices  Clients  APAC Private Banking  Origination  Other Credit Suisse Divisions  APACFinancing Group  Structuring  Syndication  Risk Management    APAC Advisory & Underwriting  EntrepreneursCorporates  Others

 28  December 12, 2018  Core lending activities integrated into APAC Financing Group    Day 1 Establishment1Q16  Phase 2 September 2016  Further EnhancementApril 2017  PB Structured Lending  PB Lombard & Specialty Financing  Corporate Bank  Share Backed Financing  Portfolio Financing  Structured Credit Lending  Integrated approach across lending products established in 1Q16Comprehensive Structuring, Risk Management and Syndication platformEffective First Line of DefenceDisciplined risk managementEnabler of broader client activityCore component of APAC WM&C platform

 29  December 12, 2018  Longer-term structural growth dynamics remain attractive despite current market concerns  ConcernsRising US interest ratesContagion risk of EM sell-offChina economic slowdown and leverage  MitigantsSubstantial improvement in Asian economic fundamentalsIncrease in depth of Asian debt marketsChinese banks better capitalized  Asian GDP growth1 in USD trn  2.7x  2.0x  Growth in FX reserves2 in USD trn  Asian debt markets3 in USD trn  3.3x  1 Source: World Bank data 2 Source: IMF Article IV reports for individual countries 3 Source: Bloomberg  Chinese Banks better capitalized3

 30  December 12, 2018  We have a prudent approach to lending and risk management  Long standing EM/APAC credit expertiseConsolidated underwriting guidelines“Ownership culture” from origination to maturityRisk management at both transaction and portfolio levelPre-emptive mitigations and risk read-acrossHigh capital velocity ~80% of structured credit origination is distributed1Average loan loss provision of 9 bps2Implied loan-to-value of <30%3  Rigorous Deal Underwriting & Ownership  Risk management philosophy  DistributionFocus  Diversified Portfolio  Active Risk Management  1 As of 9M18 2 Calculated as the ratio of provision for credit losses to average credit volumes for 3Q16 to 3Q18 3 Exposures over market value of collateral as at 30 September, 2018

 31  December 12, 2018  We have delivered consistent revenue growth withdisciplined risk management  APAC Financing Group net revenues1in CHF mn    Significant non-recurring items as disclosed    1 Financing net revenues within Advisory, Underwriting and Financing       c

 32  December 12, 2018  Our measured approach to credit growth is based on client selection and pricing discipline  Lombard lending represents ~60-65% of credit volume3~90% of loan book with UHNW clients4~75% of Structured lending deals with existing clients5Client deleveraging in 2Q18/3Q18 due to deterioration in investment environmentDiscipline on loan margins  APAC WM&C credit volume in CHF bn  1 Includes share backed-lending against listed equities and structured credit exposure and ship, aviation and export finance 2 Includes Mortgages 3 During 2Q18 and 3Q18 4 As of 3Q18 5 As of 31 October, 2018  Lombard2  Structured / Specialty1  +18%

 33  December 12, 2018  APAC Financing Group is central to client activity in APAC  Lombard facility    Client example A  North Asia UHNW client with net worth of > US$10bn and diversified business interests  Financing engagement  2014  2017  2015  2016  Promoter level Share backed lending facility    Client  Coverage  PB only client  APAC Division client  Collaboration  2018  Corporate level margin financing  Corporate level bond issuance & hedging  “Eco-system” corporate financing  Non-recourse acquisition financing    Client example B  SEA Corporate: large listed company with >10x market cap growth since 2009  Financing engagement  2009    Client  Coverage  IBCM client  APAC Division client  Collaboration  2018  Over 25 transactions since 2009 with ~ USD 5 bn transaction valueECM, Equity-linked, DCM; Lending & M&A transactionsActivity across the diversified group entities  PB client & AuM

 Appendix  34  December 12, 2018

 35  December 12, 2018  Strength of Credit Suisse Leveraged Finance franchise  1  1  2  2  1  2  3  3  Americas Institutional Loan1  Americas Leveraged Finance1  Global Leveraged Finance1  2014  2015  2016  9M18  1  2  3  3  1  2  2017  2  “CLO Arranger of the Year”   “Most Innovative Bank for Leveraged Finance”   #1 in Global Sponsors Leveraged Finance2,4  Advised all the top 100 Sponsors globally2,3,4    #1 U.S. Institutional LBO Bookrunner4  #2 U.S. High Yield Issuance Volume5  1 Source: Dealogic as of September 2018 2 Since 2008 3 Measured by fees paid to the Street 4 Source: Dealogic as of November 2018 5 Source: Bloomberg as of November 2018

 Notes (1/2)  36  December 12, 2018  For reconciliation of adjusted to reported results, refer to the Appendix of the CEO and CFO Investor Day presentations, published on December 12, 2018Throughout the presentation rounding differences may occurUnless otherwise noted, all CET1 ratio, Tier 1 leverage ratio, risk-weighted assets and leverage exposure figures shown in this presentation are as of the end of the respective period and on a “look-through” basisGross and net margins are shown in basis pointsGross margin = (adj.) net revenues annualized / average AuM; net margin = (adj.) pre-tax income annualized / average AuMMandate penetration reflects advisory and discretionary mandate volumes as a percentage of AuM, excluding those from the external asset manager business  General notes  Specific notes  * Our cost savings program, until the end of 2018, is measured using an adjusted operating cost base at constant 2015 FX rates. “Adjusted operating cost base at constant FX rates” includes adjustments as made in all our disclosures for restructuring expenses, major litigation provisions, expenses related to business sales and a goodwill impairment taken in 4Q15 as well as adjustments for debit valuation adjustments (DVA) related volatility, FX and for certain accounting changes (which had not been in place at the launch of the cost savings program). Adjustments for certain accounting changes have been restated to reflect grossed up expenses in the Corporate Center and, starting in 1Q18, also include adjustments for changes from ASU 2014-09 “Revenue from Contracts with Customers”, which is described further in our 1Q18, 2Q18 and 3Q18 financial reports. Adjustments for FX apply unweighted currency exchange rates, i.e., a straight line average of monthly rates, consistently for the periods under review. Starting from 1Q19, we intend to express our operating cost base at constant 2018 FX rates and to adjust for significant litigation costs, expenses related to business and real estate sales as well as DVA related volatility, but not for restructuring expenses and certain accounting changes. Adjustments for FX will continue to apply unweighted currency exchange rates.† Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using (adjusted) income / (loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital. ‡ Return on tangible equity is based on tangible equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.° Tangible book value is a non-GAAP financial measure and is equal to tangible equity attributable to shareholders. Tangible book value per share is a non-GAAP financial measure, which is calculated by dividing tangible equity attributable to shareholders, a non-GAAP financial measure, by total number of shares outstanding. Tangible equity attributable to shareholders, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total equity attributable to shareholders as presented in our balance sheet. Management believes that tangible book value per share is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired. For end-3Q18, tangible equity excluded goodwill of CHF 4,736 mn and other intangible assets of CHF 214 mn from total shareholders’ equity of CHF 42,734 mn as presented in our balance sheet. For end-2017, tangible equity excluded goodwill of CHF 4,742 mn and other intangible assets of CHF 223 mn from total shareholders' equity of CHF 41,902 mn as presented in our balance sheet. For end-2Q15, tangible equity excluded goodwill of CHF 8,238 mn and other intangible assets of CHF 205 mn from total shareholders' equity of CHF 42,642 mn as presented in our balance sheet. Shares outstanding were 2,552.4 mn at end-3Q18, 2,550.3 mn at end-2017 and 1,632.4 mn at end-2Q15.

 37  December 12, 2018  Abbreviations  Adj. = Adjusted; AI = Artificial Intelligence; AM = Asset Management; AML = Anti-Money Laundering; APAC = Asia Pacific; ARU = Asset Resolution Unit;AT1 = Additional Tier 1; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BEAT = Base Erosion and Anti-Abuse Tax; BIS = Bank for International Settlements; bps = basis points; CAGR = Compound Annual Growth Rate; CBG = Corporate Bank Group; CCAR = Comprehensive Capital Adequacy Review; CCRO = Chief Compliance and Regulatory Affairs Officer; CDX HY = High-yield credit default swap index; CET1 = Common Equity Tier 1; CIC = Corporate & Institutional Clients; CIF = Customer/Client Information File; CIO = Chief Investment Officer; Corp. Ctr. = Corporate Center; CtB = Change the Bank; CVA = Credit Valuation Adjustment; DCM = Debt Capital Markets; DoJ = Department of Justice; DTA = Deferred Tax Assets; DVA = Debit Valuation Adjustments; EAM = External Asset Manager; EBITDA = Earnings Before Interest Taxes Depreciation and Amortization; ECM = Equity Capital Markets; EM = Emerging Markets; EMEA = Europe, Middle East & Africa; EQ = Equities; ERP = Enterprise Resource Planning; Est. = Estimate; EU = European Union; FICC = Fixed Income, Currencies & Commodities; FINMA = Swiss Financial Market Supervisory Authority FINMA; FLP = Fund Linked Products; FRTB = Fundamental Review of the Trading Book; FTE = Full-time employee; FX = Foreign Exchange; GDP = Gross Domestic Product; GM = Global Markets; G10 = Group of Ten; HKEX = Hong Kong Exchange; IBCM = Investment Banking & Capital Markets; IBD = Investment Banking Department; IC = Investment Consultant; ICBC = Industrial and Commercial Bank of China; ICBCCS = ICBC Credit Suisse Asset Management Co. Ltd; IG = Investment Grade; IMF = International Monetary Fund; IMM = Internal Model Method; IP = Investor Products; IPO = Initial Public Offering; IPRE= Interest Producing Real Estate; IRB = Internal Ratings Based; IS&P = Investment Solutions and Products; IT = Information Technology; ITS = International Trading Solutions; IWM = International Wealth Management; JV = Joint Venture; LBO = Leveraged Buyout; LE = Leverage Exposure; LSC = Large Swiss Corporates; LTM = Last Twelve Months; M&A = Mergers & Acquisitions; MD(R) = Managing Director; Mgmt. = Management; MI = Management Information; MifiD II = Markets in Financial Instruments Directive II; Mkts = Markets; NNA = Net new assets; OCC = Office of the Comptroller of the Currency; Op Risk = Operational Risk; PB = Private Banking; PB&WM = Private Banking & Wealth Management; PC = Private Clients; PEP = Politically Exposed Person; pp = percentage points; PTI = Pre-tax income; PWMC = Private & Wealth Management Clients; RM = Relationship Manager(s); RMBS = Residential Mortgage Backed Securities; RoRC = Return on Regulatory Capital; RoTE = Return on Tangible Equity; RPA = Robotic Process Automation; RtB = Run the Bank; RWA = Risk-weighted assets; SA-CCR = Standardized Approach to Counterparty Credit Risk; SME = Small and Medium-Sized Enterprises; SMG = Systematic Market-Making Group; SoW = Share of Wallet; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; TBTF = Too Big To Fail; TBV(PS) = Tangible Book Value (per Share); (U)HNW(I) = (Ultra) High Net Worth (Individuals); US GAAP = United States Generally Accepted Accounting Principles; U/W = Underwriting; VaR = Value-at-Risk; VIX = Volatility Index; WM = Wealth Management; WM&C = Wealth Management & Connected; YoY = Year over year; YTD = Year to Date  Notes (2/2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Heidi Schmid Obrist
Heidi Schmid Obrist
Director

/s/ Federica Pisacane Rohde
Federica Pisacane Rohde
Date: December 31, 2018		Vice President